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  Filed Pursuant to Rule 424(B)(5)
  Registration No: 333-140537

A filing fee of $18,471 relating to $470,000,000 of 10.375% Senior Secured Notes due 2016 offered from the registration statement by means of this prospectus supplement has been calculated in accordance with Rule 457(r) of the Securities Act and transmitted herewith.

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 26, 2008)

$470,000,000

Rite Aid Corporation

10.375% Senior Secured Notes due 2016

         The 10.375% Senior Secured Notes due 2016 (the "notes") will bear interest at the rate of 10.375% per year. Interest on the notes is payable on January 15 and July 15 of each year, beginning on January 15, 2009. The notes will mature on July 15, 2016. Prior to July 15, 2012, we may redeem some or all of the notes at any time at specified "make-whole" premiums. Beginning on July 15, 2012, we may redeem some or all of the notes at specified redemption prices. In addition, prior to July 15, 2011, we may redeem up to 35% of the notes with the net proceeds of certain equity offerings. Under certain circumstances, holders of the notes will have the right to require us to repurchase the notes. The redemption prices are discussed under the heading "Description of Notes—Optional Redemption."

         The notes will be unsecured, unsubordinated obligations of Rite Aid Corporation and will rank equally in right of payment with all of our other unsecured, unsubordinated indebtedness. We currently do not have any subordinated indebtedness. Our obligations under the notes will be guaranteed, subject to certain limitations, by all of our subsidiaries that guarantee our obligations under our existing senior secured credit facility, as well as a new senior secured term loan we intend to incur substantially concurrently with the consummation of this offering (the "Tranche 3 Term Loan") under our existing senior secured credit facility as permitted by the accordion feature under such facility, and our outstanding 7.5% senior secured notes due 2017 (the "7.5% Notes due 2017") (the "Subsidiary Guarantors"). The guarantees by the Subsidiary Guarantors of the notes will be secured, subject to permitted liens, by second priority liens granted by the Subsidiary Guarantors on all of their assets that secure our obligations under our existing senior secured credit facility and the Tranche 3 Term Loan. The second priority liens will be shared with the holders of certain existing and future indebtedness. The guarantees of our existing senior secured credit facility are currently secured, and the guarantees of our Tranche 3 Term Loan will be secured, by a first priority lien, and the guarantees of the notes will, upon issuance, be secured, subject to permitted liens, by a second priority lien, on the accounts receivable and chattel paper, deposit accounts, cash management accounts and funds on deposit therein, contracts, documents, general intangibles, instruments, intellectual property, script lists, pharmaceutical inventory and other eligible inventory of the Subsidiary Guarantors (the "Collateral"). Pursuant to the security agreements and a collateral trust and intercreditor agreement, the holders of the first priority liens will, at all times, control all rights and remedies with respect to the Collateral while our existing senior secured credit facility is outstanding. The second priority liens will not entitle holders of the notes to take any action whatsoever with respect to the Collateral at any time when the first priority liens are outstanding. The holders of the first priority liens will receive all proceeds from any realization on the Collateral until the obligations secured by the first priority liens are paid in full. Our direct obligations under the notes will not be secured. Our subsidiaries own substantially all of our operating assets. If the subsidiary guarantees are invalid or unenforceable or are limited by fraudulent conveyance or other laws, the notes will be structurally subordinated to the substantial liabilities of our subsidiaries and the liens on the Collateral would be invalid, unenforceable or limited, as the case may be.

         The closing of this offering is conditioned on the substantially concurrent consummation of the Refinancing Transactions as defined herein under "Summary—Refinancing Transactions".

         Investing in the notes involves risks. See "Risk Factors" beginning on page S-14.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	90.588%	$425,763,600
Underwriting Discount	1.812%	$8,515,272
Proceeds to Rite Aid before expenses	88.776%	$417,248,328

         The underwriters expect to deliver the notes to purchasers on or about July 9, 2008.

Sole book-running manager Citi

Co-Manager Banc of America Securities LLC

June 30, 2008

        You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any dates on their respective covers.

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document contains two parts. The first part consists of this prospectus supplement, which describes the specific terms of this offering and the notes and the related guarantees offered hereby. The second part, the accompanying prospectus, provides more general information, some of which may not apply to this offering. If the description of the offering or our Company varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

        Before purchasing any notes, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the heading "Where You Can Find More Information."

        References to "Rite Aid," the "Company," "we," "our" and "us" and similar terms mean Rite Aid Corporation and its subsidiaries, unless the context otherwise requires.

        References to "Jean Coutu Group" mean The Jean Coutu Group (PJC) Inc. and its subsidiaries, references to "Jean Coutu USA" mean The Jean Coutu Group (PJC) USA, Inc. and its subsidiaries and references to "Brooks Eckerd" mean the Brooks Eckerd drugstore chain, unless the context otherwise requires.

        References to the "notes" mean the Senior Secured Notes due 2016 offered hereby, unless the context otherwise requires.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement, and the documents incorporated by reference herein, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are often identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict," "will" and similar expressions and include references to assumptions and relate to our future prospects, developments and business strategies.

        Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

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  our high level of indebtedness;

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  our ability to make interest and principal payments on our debt and satisfy the other covenants contained in our senior secured credit facility and other debt agreements, including the indenture governing the notes offered hereby;

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  our ability to improve the operating performance of our existing stores in accordance with our long-term strategy;

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  our ability to successfully complete and realize the benefits of the acquisition of Brooks Eckerd including positive same store sales growth for Brooks Eckerd and cost savings;

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  our ability to manage our expenses, including integration expenses;

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  our ability to hire and retain pharmacists and other store personnel;

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  our ability to open or relocate stores according to our real estate development program;

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  the efforts of private and public third party payors to reduce prescription drug reimbursement and encourage mail order;

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  competitive pricing pressures and continued consolidation of the drugstore industry;

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  changes in state or federal legislation or regulations;

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  the outcome of lawsuits and governmental investigations;

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  general economic conditions and inflation, interest rate movements and access to capital; and

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  other risks and uncertainties described from time to time in our filings with the Securities and Exchange Commission (the "SEC").

        We undertake no obligation to update or revise the forward-looking statements included or incorporated by reference in this prospectus supplement, whether as a result of new information, future events or otherwise, after the date of this prospectus supplement. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in the sections entitled "Risk Factors" included in this prospectus supplement, and our Annual Report on Form 10-K for the fiscal year ended March 1, 2008, which we filed with the SEC on April 29, 2008.

SUMMARY

        This summary does not contain all of the information that you should consider before investing in the notes. You should read the entire prospectus supplement carefully, including the matters discussed under the caption "Risk Factors" and the detailed information and financial statements included or incorporated by reference in this prospectus supplement. Unless otherwise indicated, references to fiscal year refer to the fiscal year of Rite Aid, which ends on the Saturday closest to February 29 or March 1 of that year. The fiscal years ended March 1, 2008, March 3, 2007, February 26, 2005 and February 28, 2004 included 52 weeks. The fiscal year ended March 4, 2006 included 53 weeks. Our consolidated results for fiscal 2008 include Brooks Eckerd results of operations for the thirty-nine week period ended March 1, 2008.

Our Business

        We are the third-largest retail drugstore chain in the United States based on revenues and number of stores. We operate our drugstores in 31 states across the country and in the District of Columbia. As of May 31, 2008, we operated 5,004 stores. During fiscal 2008, we generated $24.3 billion in revenue.

        In our stores, we sell prescription drugs and a wide assortment of other merchandise, which we call "front end" products. In fiscal 2008, prescription drug sales accounted for 66.7% of our total sales. We believe that our pharmacy operations will continue to represent a significant part of our business due to favorable industry trends, including an aging population, increased life expectancy, the federally funded prescription drug benefit program ("Medicare Part D"), the discovery of new and better drug therapies and our ongoing program of purchasing prescription files from independent pharmacies. We offer approximately 26,300 front end products, which accounted for the remaining 33.3% of our total sales in fiscal 2008. Front end products include over-the-counter medications, health and beauty aids, personal care items, cosmetics, household items, beverages, convenience foods, greeting cards, seasonal merchandise and numerous other everyday and convenience products, as well as photo processing. We attempt to distinguish our stores from other national chain drugstores, in part, through our private brands and our strategic alliance with GNC, a leading retailer of vitamin and mineral supplements. We offer approximately 3,000 products under the Rite Aid private brand, which contributed approximately 12.9% of our front end sales in the categories where private brand products were offered in fiscal 2008.

        The overall average size of each store in our chain is approximately 12,400 square feet. The average size of our stores is larger in the western United States. As of May 31, 2008, approximately 56% of our stores are freestanding; approximately 48% of our stores include a drive-thru pharmacy; approximately 65% include one-hour photo shops; and approximately 32% include a GNC store-within-Rite Aid-store.

Acquisition

        On June 4, 2007, we acquired all of the membership interests of JCG (PJC) USA LLC, the holding company for the Brooks Eckerd drugstore chain ("Brooks Eckerd"), from Jean Coutu Group, pursuant to the terms of the Stock Purchase Agreement (the "Stock Purchase Agreement") dated August 23, 2006. As consideration for the acquisition of Jean Coutu USA (the "Acquisition"), we paid $2.3 billion and issued 250 million shares of our common stock. We financed the cash payment via the establishment of a new term loan facility, issuance of senior notes and borrowings under our existing revolving credit facility. Our operating results include the results of the Brooks Eckerd stores from the date of the Acquisition.

        As of May 31, 2008, the Jean Coutu Group owns 251.9 million shares of Rite Aid common stock, which represents approximately 28.1% of our total voting power. We expanded our board of directors to 14 members, with four of the seats being held by members designated by the Jean Coutu Group. In connection with the Acquisition, we entered into a stockholder agreement with Jean Coutu Group and certain Coutu family members. The agreement contains provisions relating to Jean Coutu Group's ownership interest in the Company, board and board committee composition, corporate governance, stock ownership, stock purchase rights, transfer restrictions, voting arrangements and other matters. We also entered into a registration rights agreement giving Jean Coutu Group certain rights with respect to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the shares of our common stock issued to Jean Coutu Group or acquired by Jean Coutu Group pursuant to certain stock purchase rights or open market rights under the stockholder agreement.

        We believe the acquisition of Brooks Eckerd provides several strategic benefits, including the following:

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  a significant increase in the footprint and operating scale of our business, with increased presence in key strategic markets;

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  the creation of the leading drugstore retailer in the eastern United States, which we believe will allow us to achieve the scale necessary to remain competitive with our major competitors;

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  long-term value creation through net reductions in costs and expenses, achievement of meaningful synergies, including additional operational efficiencies, greater economies of scale and revenue enhancements resulting in higher operating cash flow and a decrease in our leverage ratio;

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  better positioning to capture additional growth in a sector where growth is projected; and

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  an opportunity to apply our scaleable infrastructure, including our programs, best practices and management capabilities, across a larger store network, which we believe will improve profitability through cost savings and sales growth.

Our Strategy

        Our objectives and goals are to grow our sales, increase our market share and reach a leverage ratio that existed prior to the Acquisition. Our strategies for achieving our goals and objectives are to establish a marketing distinctiveness with our customers, improve the productivity of our existing stores, develop new and relocated stores in our strongest existing markets, leverage our size and scale for lower costs and improve our efficiencies and cost control. We believe that improving the sales of existing stores and growing our existing markets is critical to improving our profitability and cash flow. We believe the acquisition of Brooks Eckerd broadens and accelerates the achievement of our strategic goals and objectives.

        The following paragraphs describe in more detail some of the components of our strategies to achieve our goals and objectives:

        Complete the Integration of the Brooks Eckerd Stores.    The Brooks Eckerd stores and distribution centers are being integrated in phases. We have completed integrating the six distribution centers and we have also completed the systems conversions in all of the acquired stores. We have also begun the minor remodel phase of the Brooks Eckerd stores, which is partially complete and which we expect to fully complete by October 2008.

        Develop Stores in Existing Markets.    Our new store, store relocation and store remodeling program is focused on our strongest existing markets. We expect to make significant investments for the next several years in new stores, store relocations and store remodels because we believe the best return on capital is to invest in the store base. However, we believe it is equally important that we complete the integration of the Brooks Eckerd stores, which includes the minor remodels described above, as well as maintain a balance between debt and operating cash flows that optimizes the cost of capital and provides reliable access to the capital and sale-leaseback markets. As a result, we will take these two factors into account when determining the number of new and relocated stores that we open and the number of stores that will be remodeled. We expect that more than 50% of the new stores that we open each year will be relocations. An integral part of the store development program is our new store prototype. At May 31, 2008, approximately 273 new and relocated stores have been constructed and opened utilizing our customer world prototype. We expect that almost all of the planned new and relocated stores will be the customer world prototype store.

        Grow our Pharmacy Sales and Attract More Customers.    We believe that customer service and convenience are key factors to growing pharmacy sales. To improve customer service, we are focused on our "With Us, It's Personal" program that is aimed at delivering more personalized service along with timely delivery to our customers. To help our pharmacists do this, we developed and implemented an automated customer satisfaction feedback and measurement system. Using the system, we establish improving customer satisfaction target goals each year, and those goals are the basis for a significant portion of incentive compensation for management throughout the company. We also developed and implemented a pharmacy management and dispensing system. This system, which we call "Nexgen," provides our pharmacists with better tools and information to meet our customers' needs. In addition, Nexgen provides management with important information about the performance of each pharmacy in critical operating areas that drive customer service. We provide our customers with an easy and convenient way to order refills over the telephone or the Internet using our automatic refill program. To provide better value to our customers we recommend, when appropriate, the utilization of generic drugs. Generic drugs, which cost our customers significantly less than branded drugs, are also more profitable for us. Our generic penetration continues to increase every year, and we are setting our goals even higher in future years to take advantage of the number of new generics expected to come to market.

        The Medicare Part D program provides prescription drug coverage to senior citizens, including those who previously were not covered by any drug benefit program. We communicate information on the Medicare Part D program to senior citizens. We also offer senior citizens newsletters and prescription discounts through our Living More senior loyalty program. We have also expanded our home health category to target senior citizens with products like wheelchairs, canes, electric scooters and products that enhance bath safety.

        To help grow sales and script count, we acquire pharmacy files from other drug stores and have initiatives designed to attract and retain those customers. Other initiatives that we expect to grow our pharmacy sales include the opening of in-store health clinics such as those in the Los Angeles, California, Sacramento, California and Boise, Idaho areas, the implementation of technology that will enable our pharmacists to better monitor patient prescription compliance and the continuing pilot of a medication therapy management program, a fee for service arrangement, in conjunction with physicians and the University of Pittsburgh. We believe these initiatives have been effective at growing sales in their target markets and have scalable, replicable potential for future expansion.

        Grow Front End Sales.    We intend to grow front end sales through continued emphasis on core drugstore categories, a commitment to health and wellness products to enhance our pharmacy position, a focus on seasonal and cross-merchandising opportunities, a wider selection of products and services to our customers, an emphasis on our private brand offerings and effective promotions in our weekly advertising circulars. Our focus for expanding our products and services includes several fully integrated health condition marketing programs, e.g., diabetes, allergy, vitamins, heart health, skincare, weight and pain management, a continued strengthening of our collaborative relationship with our suppliers, an emphasis on our Rite Aid private brand products, which provide better value for our customers and higher margins for us, ethnic products in selected markets, expansion of the number of GNC store- within-Rite Aid-stores, and state-of-the-art digital technology in our one-hour photo development through our new partnership with FUJI Film USA, Inc.

        Focus on Customers and Associates.    Our "With Us, It's Personal" commitment encourages associates to provide customers with a superior customer service experience. We obtain feedback on our customer service performance by utilizing an automated survey system that collects store-specific information from customers shortly after the point of sale and from independent third party customer surveys. We also have programs in place that are designed to enhance customer satisfaction, an example of which is the maintenance of a customer support center that centrally receives and processes all customer calls. We continue to improve store-level operating procedures and monitor adherence to those standards and continue to develop and implement associate training programs such as our "Take 10" program to improve customer satisfaction and educate our associates about the products we offer. We have also implemented a customer focused store visit guide that can be used by field management to assess the quality of customer service provided by specific stores. We have implemented programs that create compensatory and other incentives for associates to provide customers with excellent service. We believe that the steps further enable and motivate our associates to deliver superior customer service.

        Leverage Size and Reduce Expenses.    Our strategy is to leverage our size and either lower expense or contain expense in order to increase the contribution from the pharmacy and front end sales growth strategies to achieve our goals and objectives with a focus on reduction of expense in non-retail categories. The general categories of anticipated cost and expense reduction opportunities are cost of product, corporate administrative expenses, advertising expenses and other expense reduction opportunities. We budget and monitor all areas of expense and have also targeted areas of spending for continuous improvement. Our targeted expense areas are subject to analysis of the processes involved, with an emphasis on collaboration between areas in the company and vendors, utilization of competition between vendors and consolidation of spending volumes to achieve economies of scale.

Recent Developments

        On May 13, 2008, we sold 35 of our owned stores to an independent third party for net proceeds of $98.8 million. Concurrently with this sale, we entered into agreements to lease the stores back from the purchaser over minimum lease terms of 20 years. We will account for 31 of these stores as operating leases and the remaining four using the financing method, as the lease agreements contain clauses that allow the buyer to require us to repurchase the property under certain conditions. We expect to enter into additional sale-leaseback transactions in the near future.

        On May 29, 2008, we completed an offering of $158.0 million aggregate principal amount of 8.5% convertible notes due 2015 (the "8.5% Convertible Notes"). The 8.5% Convertible Notes are our unsecured, unsubordinated obligations and will rank equally in right of payment with all of our other unsubordinated indebtedness. The holders of our 8.5% Convertible Notes have the right, at the holder's option, to convert any portion of the principal amount of the 8.5% Convertible Notes that is an integral multiple of $1,000, into shares of our common stock at any time prior to the close of business on the business day immediately preceding the maturity date, unless previously repurchased, at an initial conversion rate of 386.3614 shares of common stock per $1,000 principal amount of 8.5% Convertible Notes. The conversion rate is subject to adjustment upon the occurrence of certain events, such as dividends or stock splits. For a detailed description of the 8.5% Convertible Notes, see "Description of Other Indebtedness." We used the net proceeds from the offering of the 8.5% Convertible Notes, plus cash on hand, to redeem our 6.125% Senior Notes due 2008 (the "6.125% Notes").

        On May 14, 2008, we announced the appointment of Jim Donald to our Board of Directors. Mr. Donald's term will expire at our annual meeting in June 2009, at which time he is expected to stand for re-election. On June 11, 2008, we announced that Robert B. Sari notified us that he intends to leave his position as our Executive Vice President, General Counsel and Secretary in the fall of 2008 in order to relocate back to Portland, Oregon with his wife and children. Mr. Sari will assist us in the search for and the transition to a successor.

        On June 26, 2008, we announced our preliminary unaudited results for the first fiscal quarter ended May 31, 2008. Other than same store comparisons, our results for the first quarter of fiscal 2009 include the results of Brooks Eckerd, which we acquired on June 4, 2007. We generated revenues of $6.61 billion in the first quarter of fiscal 2009 compared with revenues of $4.43 billion in the corresponding period in the prior fiscal year, an increase of 49.3%. Same store sales for the first quarter of fiscal 2009 increased 1.5% over the corresponding period in the prior fiscal year, consisting of a 1.4% increase in pharmacy same store sales and a 1.7% increase in front end same store sales.

The number of prescriptions filled in same stores increased 0.2%. The acquired Brooks Eckerd stores are excluded from the same store sales and prescription growth amounts. Prescription sales accounted for 67.6% of total sales, and third party prescription sales represented 96.2% of pharmacy sales. Net loss for the first quarter of fiscal 2009 was $156.6 million compared to net income of $27.6 million in the corresponding period in the prior year. During the first quarter of fiscal 2009, we opened 5 stores, relocated 6 stores, acquired 8 stores, remodeled 39 stores and closed 68 stores, the majority of which were related to combining acquired stores in close proximity to existing stores. Stores in operation at the end of the period totaled 5,004. When our actual results for the first quarter of fiscal 2009 are finalized, it is possible that our actual results could vary from the preliminary results discussed herein, and that such variations could be material.

        On June 26, 2008, we also confirmed our fiscal 2009 guidance for sales, same store sales, net loss and capital expenditures. We expect sales to be between $26.7 billion and $27.2 billion in fiscal 2009 with same store sales (which will include nine months of sales from the Brooks Eckerd stores) expected to improve 2.0 percent to 4.0 percent over fiscal 2008. We expect net loss for fiscal 2009 to be between $260 million and $375 million, and we expect capital expenditures, excluding proceeds from sale and leaseback transactions, to be approximately $600 million. We expect proceeds from sale and leaseback transaction to be approximately $150 million in fiscal 2009. Our guidance is based on, among other things, the following assumptions: the successful completion of the integration of the acquired Brooks Eckerd stores, including completing the minor remodels of these stores by October, store sales growth of the Brooks Eckerd stores turning positive beginning in the third quarter of fiscal 2009, realization of $300 million of cost savings in fiscal 2009 and integration expenses for fiscal 2009 of $110 million. The foregoing estimates constitutes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and have not been compiled or examined by our independent auditors. While we believe that this information is based on reasonable assumptions and estimates, actual results will vary and such variations may be material. See "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" for more information on events that could materially impact our ability to meet the guidance set forth above.

Refinancing Transactions

        On June 4, 2008, we commenced a tender offer and consent solicitation (collectively, the "Tender Offer") with respect to any and all of our 8.125% senior secured notes due 2010 (the "8.125% Notes") at a purchase price of $1,004.06 per $1,000 aggregate principal amount of 8.125% Notes, plus accrued interest to, but not including, the settlement date, our 7.5% senior secured notes due 2015 (the "7.5% Notes due 2015") at a purchase price of $1,075.80 per $1,000 aggregate principal amount of 7.5% Notes due 2015, assuming a settlement date of July 9, 2008, plus accrued interest to, but not including, the settlement date and 9.25% senior notes due 2013 (the "9.25% Notes" and, together with the 8.125% Notes and the 7.5% Notes due 2015, the "Tender Offer Notes") at a purchase price of $980 per $1,000 aggregate principal amount of our 9.25% Notes, plus accrued interest to, but not including, the settlement date. Holders of Tender Offer Notes who validly tendered their notes prior to 5:00 p.m., New York City time, on June 17, 2008 (the "Consent Payment Deadline") are also entitled to a consent payment equal to $20 per $1,000 aggregate principal amount of Tender Offer Notes as compensation for their consent to certain proposed amendments to the indentures and related agreements governing each series of Tender Offer Notes. The proposed amendments would eliminate or modify substantially all restrictive covenants, certain events of default and other provisions contained in the indentures relating to the Tender Offer Notes, release the subsidiary guarantees and release all the collateral securing the obligations of the subsidiary guarantors under the 8.125% Notes and 7.5% Notes due 2015, so that any non-tendered Tender Offer Notes do not restrict our future financial and operating flexibility. We have received the requisite amount of Tender Offer Notes and have executed the supplemental indentures in order to effectuate the proposed amendments.

        We intend to use the net proceeds of this offering, borrowings under the Tranche 3 Term Loan and borrowings under our revolving credit facility to fund the applicable purchase price, accrued interest, consent payment and related fees and expenses with respect to each series of Tender Offer Notes and to redeem any 7.5% Notes due 2015 that remain outstanding following the completion of the Tender Offer. The Tender Offer has been extended and is now scheduled to expire at 5:00 p.m., New York City time, on July 8, 2008. Settlement of the Tender Offer will occur substantially concurrently with the closing of this offering and our Tranche 3 Term Loan. This offer, the Tranche 3 Term Loan and the Tender Offer are collectively referred to as the "Refinancing Transactions." For a description of the Tranche 3 Term Loan, see "Description of Other Indebtedness."

        As of 5:00 p.m., New York City time, on June 30, 2008, $344.3 million of the $360.0 million aggregate principal amount of 8.125% Notes outstanding, $199.5 million of the $200.0 million aggregate principal amount of 7.5% Notes due 2015 outstanding and $143.1 million of the $150.0 million aggregate principal amount of 9.25% Notes outstanding had been tendered pursuant to the Tender Offer, resulting in an estimated aggregate purchase price of $728.4 million, inclusive of the applicable interest and consent payments. Other than in limited circumstances, Tender Offer Notes that have been tendered in the Tender Offer may not be withdrawn. We may redeem any 8.125% Notes that remain outstanding following the completion of the Tender Offer in accordance with their terms.

        The closing of this offering is conditioned on the substantially concurrent consummation of the Tender Offer and the Tranche 3 Term Loan.

The Offering

Issuer	Rite Aid Corporation, a Delaware corporation.
Securities Offered	$470,000,000 aggregate principal amount of 10.375% senior secured notes due 2016. (12.250% yield to maturity)
Maturity Date	July 15, 2016.
Interest and Payment Dates	The notes will bear interest at an annual rate of 10.375%. Interest is payable on January 15 and July 15 of each year, beginning on January 15, 2009.
Subsidiary Guarantees
Our obligations under the notes will be guaranteed, subject to certain limitations, by all of our subsidiaries that guarantee our obligations under our existing senior secured credit facility and our outstanding 7.5% Notes due 2017 and which will guarantee our obligations under the Tranche 3 Term Loan (the "Subsidiary Guarantors"). The guarantees by the Subsidiary Guarantors will rank pari passu in right of payment with the guarantees of our 7.5% Notes due 2017 and subordinate in right of payment to the guarantees of our existing senior secured credit facility and the Tranche 3 Term Loan. Under certain circumstances, subsidiaries may be released from their guarantees of the notes without the consent of the holders of the notes.

Our subsidiaries conduct substantially all of our operations and have significant liabilities, including trade payables. If the subsidiary guarantees are invalid or unenforceable or are limited by fraudulent conveyance or other laws, the notes will be structurally subordinated to the substantial liabilities of our subsidiaries and the liens on the Collateral would be invalid, unenforceable or limited, as the case may be.
Security
The guarantees by the Subsidiary Guarantors of the notes will be secured, subject to permitted liens, by second priority liens granted by the Subsidiary Guarantors on the Collateral. The second priority liens will be shared with the holders of certain existing and future indebtedness. The guarantees of our existing senior secured credit facility are currently secured, and the guarantees of our Tranche 3 Term Loan will be secured, by a first priority lien, and the guarantees of the notes will, upon issuance, be secured, subject to permitted liens, by a second priority lien, on the Collateral.
Following the Refinancing Transactions, the guarantees of the notes will share the Collateral on a second priority basis with the guarantees of our outstanding 7.5% Notes due 2017.

Our direct obligations under the notes will not be secured. Our subsidiaries own substantially all of our operating assets. If the subsidiary guarantees are invalid or unenforceable or are limited by fraudulent conveyance or other laws, the notes will be structurally subordinated to the substantial liabilities of our subsidiaries and the liens on the Collateral would be invalid, unenforceable or limited, as the case may be.

Ranking
As of March 1, 2008, after giving effect to the Refinancing Transactions and assuming the purchase of all Tender Offer Notes tendered as of 5:00 p.m., New York City time, on June 30, 2008 and the redemption of any 7.5% Notes due 2015 that remain outstanding following the completion of the Tender Offer, our issuance of the 8.5% Convertible Notes and the redemption of the 6.125% Notes:
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the total outstanding debt of us and the Subsidiary Guarantors (including current maturities and capital lease obligations, but excluding unused commitments, undrawn letters of credit and off balance sheet obligations under our accounts receivable securitization program) would have been approximately $6.1 billion;
	•	none of our or any Subsidiary Guarantors' debt would have been subordinated to the notes or the subsidiary guarantees of the notes;
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the total outstanding debt of us and the Subsidiary Guarantors that would be senior to the guarantees of the notes by the Subsidiary Guarantors and have the benefit of first priority liens on the Collateral would have been approximately $2.4 billion (including the Tranche 3 Term Loan but not including any additional borrowings under our revolving credit facility after March 1, 2008); and
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the total outstanding debt of us and the Subsidiary Guarantors that would have the benefit of pari passu subordinated guarantees from the Subsidiary Guarantors of the notes and share pari passu, subject to permitted liens, second priority liens on the Collateral would have been approximately $926 million (including the notes offered hereby).

Our existing senior secured credit facility is, and the Tranche 3 Term Loan will be, secured by first priority liens on the Collateral and these liens will be prior in right to the liens securing the notes. Pursuant to the indenture governing the notes, the security agreements and a collateral trust and intercreditor agreement, additional debt secured by first priority liens and additional debt secured by second priority liens may be incurred without the consent of the holders of the notes. Pursuant to the security agreements and a collateral trust and intercreditor agreement, the holders of the first priority liens will, at all times, control all rights and remedies with respect to the Collateral while our senior secured credit facility and the Tranche 3 Term Loan are outstanding. The second priority liens will not entitle holders of the notes to take any action whatsoever with respect to the Collateral at any time when the first priority liens are outstanding. The holders of the first priority liens will receive all proceeds from any realization on the Collateral until the obligations secured by the first priority liens are paid in full.

The indenture for the notes provides that the holders of notes are deemed to have consented to various releases of Collateral and subsidiary guarantees as well as various amendments to the second priority collateral documents that could be adverse to holders of notes.

The notes (and the related guarantees) will rank pari passu in all respects with our other existing second priority notes, which, following the Refinancing Transactions, will consist of our 7.5% Notes due 2017, including the related guarantees thereof. As of March 1, 2008 and May 31, 2008, there were $500.0 million of our 7.5% Notes due 2017 outstanding.
See "Description of Notes" and "Description of Collateral and Intercreditor Agreements."
Form and Denomination
The notes will be issued only in registered form. The notes will initially be issued in minimum denominations of $2,000. The notes initially sold by the underwriters will be represented by a single permanent global note in fully registered form, deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company ("DTC"). Beneficial interests in the global note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, notes in certificated form will not be issued in exchange for the global note or interests therein.
Optional Redemption
Prior to July 15, 2012, we may redeem some or all of the notes by paying a "make-whole" premium based on U.S. Treasury rates. On or after July 15, 2012, we may redeem some or all of the notes at the redemption prices listed under the headings "Description of Notes—Optional Redemption," plus accrued and unpaid interest to, but not including, the date of redemption.

In addition, at any time and from time to time, prior to July 15, 2011, we may redeem up to 35% of the original aggregate principal amounts of the notes with the net proceeds of one or more of our equity offerings at a redemption price of 110.375% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption, provided that at least 65% of the original aggregate amount of the notes remains issued and outstanding.
Repurchase at Option of Holders Upon a Change in Control
In the event of a change in control (as defined under the heading "Description of Notes—Definitions"), each holder of notes may require us to repurchase its notes, in whole or in part, at a repurchase price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date. See "Description of Notes—Repurchase at the Option of Holders Upon a Change of Control," and "Risk Factors—Risks Related to this Offering and the Notes—We may be unable to purchase the notes upon a change of control."

Certain Covenants	The indenture governing the notes will contain covenants that limit our ability and the ability of our restricted subsidiaries to, among other things:
	•	incur additional debt;
	•	pay dividends or make other restricted payments;
	•	purchase, redeem or retire capital stock or subordinated debt;
	•	make asset sales;
	•	enter into transactions with affiliates;
	•	incur liens;
	•	enter into sale-leaseback transactions;
	•	provide subsidiary guarantees;
	•	make investments; and
	•	merge or consolidate with any other person.
Conditions to closing	The closing of this offering is conditioned upon the substantially concurrent consummation of the Tender Offer and the Tranche 3 Term Loan.
Original Issue Discount	The notes will be treated as being issued with original issue discount for U.S. federal income tax purposes. The amount of original issue discount is the excess of the principal amount of the notes over their "issue price." A U.S. Holder (as defined in "Certain Material United States Federal Income Tax Consequences") of a note is required to pay United States federal income tax on accrual of original issue discount of the notes. See "Certain Material United States Federal Income Tax Consequences" for more detail.
Use of Proceeds	We intend to use the net proceeds of this offering, borrowings under the Tranche 3 Term Loan and borrowings under our revolving credit facility to fund the applicable purchase price, accrued interest, consent payment and related fees and expenses with respect to each series of Tender Offer Notes and to redeem any 7.5% Notes due 2015 that remain outstanding following the completion of the Tender Offer. The Tender Offer has been extended and is scheduled to expire at 5:00 p.m., New York City time, on July 8, 2008. Settlement of the Tender Offer will occur substantially concurrently with the closing of this offering and our Tranche 3 Term Loan. As of 5:00 p.m., New York City time, on June 30, 2008, $344.3 million of the $360.0 million aggregate principal amount of 8.125% Notes outstanding, $199.5 million of the $200.0 million aggregate principal amount of 7.5% Notes due 2015 outstanding and $143.1 million of the $150.0 million aggregate principal amount of 9.25% Notes outstanding had been tendered pursuant to the Tender Offer, resulting in an estimated aggregate purchase price of $728.4 million, inclusive of the applicable interest and consent payments. See "Use of Proceeds."
Trading	The notes are a new issue of securities, and there is currently no established trading market for the notes. An active or liquid market may not develop for the notes or, if developed, be maintained. We have not applied, and do not intend to apply, for the listing or the notes on any automated dealer quotation system.

Risk Factors	Investment in the notes involves risks. You should carefully consider the information under "Risk Factors" and all the other information included in this prospectus supplement and the accompanying prospectus before buying any notes.

***

        Our headquarters are located at 30 Hunter Lane, Camp Hill, Pennsylvania 17011, and our telephone number is (717) 761-2633. We were incorporated in 1968 and are a Delaware corporation.

Summary Historical Consolidated Financial Data

        We derived the following summary financial data from our audited financial statements for fiscal years 2004 through 2008. Our audited financial statements for fiscal years 2006 through 2008 are incorporated by reference in this prospectus supplement.

        Summary financial data for fiscal years 2004 through 2007 has been adjusted to reflect the operations of our 28 stores in the Las Vegas market area as discontinued operations as we entered into an agreement to sell the prescription files and terminate the operations of these stores. The disposition was announced on January 4, 2008.

        Summary financial data for fiscal year 2008 includes Brooks Eckerd results of operations from the date of acquisition of June 4, 2007.

        This information is only a summary. You should read the data set forth in the table below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", our audited consolidated financial statements and the accompanying notes incorporated by reference in this prospectus supplement and the information contained in "Recent Developments" in this prospectus supplement.

	Fiscal Year Ended
	March 1, 2008 (52 weeks)	March 3, 2007 (52 weeks)	March 4, 2006 (53 weeks)	February 26, 2005 (52 weeks)	February 28, 2004 (52 weeks)
	(Dollars in thousands, except per share amounts)
Summary of Operations:
Revenues(l)	$24,326,846	$17,399,383	$17,163,044	$16,715,598	$16,501,227
Costs and expense:
Cost of goods sold(2)	17,689,272	12,710,609	12,491,642	12,127,547	12,079,569
Selling general and administrative expenses(3)(4)	6,366,137	4,338,462	4,275,098	4,094,782	4,006,841
Store closing and impairment charges	86,166	49,317	68,692	35,655	22,074
Interest expense	449,596	275,219	277,017	294,871	313,498
Acquisition related financing commitment charge	12,900	—	—	—	—
Loss (gain) on debt modifications and retirements, net	—	18,662	9,186	19,229	35,315
(Gain) loss on sale of assets and investments, net	(3,726)	(11,139)	(6,463)	2,247	2,022

Total costs and expenses	24,600,345	17,381,130	17,115,172	16,574,331	16,459,319

(Loss) income before income taxes	(273,499)	18,253	47,872	141,267	41,908
Income tax expense (benefit)(5)	802,701	(11,609)	(1,228,136)	(165,930)	(46,232)

Net (loss) income from continuing operations	(1,076,200)	29,862	1,276,008	307,197	88,140
Loss from discontinued operations net of gain on disposal and income tax benefit	(2,790)	(3,036)	(3,002)	(4,719)	(4,761)

Net (loss) income	$(1,078,990)	$26,826	$1,273,006	$302,478	$83,379

Year-End Financial Position:
Working capital	$2,123,855	$1,363,063	$741,488	$1,335,017	$1,894,247
Property, plant and equipment, net	2,873,009	1,743,104	1,717,022	1,733,694	1,882,763
Total assets	11,488,023	7,091,024	6,988,371	5,932,583	6,245,634
Total debt(6)	5,985,524	3,100,288	3,051,446	3,311,336	3,891,666
Stockholders' equity (deficit)	1,711,185	1,662,846	1,606,921	322,934	(8,277)

Other Data:
Cash flows provided by (used in):
Operating activities	79,368	309,145	417,165	518,446	227,515
Investing activities	(2,933,744)	(312,780)	(231,084)	(118,985)	(242,150)
Financing activities	2,903,990	33,716	(272,835)	(571,395)	(15,931)
Capital expenditures	740,375	363,728	341,349	222,417	267,373
Number of retail drugstores	5,059	3,333	3,323	3,356	3,382
Number of associates	112,800	69,700	70,200	71,200	72,500

(1)
Revenues for the fiscal years 2007, 2006, 2005 and 2004 have been adjusted by $108,336, $107,924, $100,841 and $99,222, respectively, for the effect of discontinued operations.

(2)
Cost of goods sold for the fiscal years 2007, 2006, 2005 and 2004 have been adjusted by $80,988, $80,218, $75,347 and $84,166, respectively, for the effect of discontinued operations.

(3)
Selling, general and administrative expenses for the fiscal years 2007, 2006, 2005 and 2004 have been adjusted by $32,019, $32,323, $32,754 and $22,379, respectively, for the effect of discontinued operations.

(4)
Includes stock-based compensation expense. Stock-based compensation expense for the fiscal year ended March 1, 2008 and March 3, 2007 was determined using the fair value method set forth in SFAS No. 123(R), "Share Based Payment". Stock-based compensation expense for the fiscal years ended March 4, 2006, February 26, 2005 and February 28, 2004 was determined using the fair value method set forth in SFAS No. 123 "Accounting for Stock-Based Compensation".

(5)
Income tax benefit for the fiscal years 2007, 2006, 2005 and 2004 has been adjusted by $1,635, $1,616, $2,541 and $2,563 respectively for the effect of discontinued operations.

(6)
Total debt included capital lease obligations of $216.3 million, $189.7 million, $178.2 million, $168.3 million and $183.2 million, as of March 1, 2008, March 3, 2007, March 4, 2006, February 26, 2005 and February 28, 2004, respectively. Total debt does not give effect to the offering of the 8.5% Convertible Notes, repayment of the 6.125% Notes or the Refinancing Transactions.

RISK FACTORS

        An investment in the notes involves a number of risks. You should consider carefully the following information about these risks, together with the other information included and incorporated by reference in this prospectus supplement, before buying the notes and related guarantees offered hereby. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur. If they do, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our securities could decline, and you might lose all or part of your investment.

Risks Related to Our Financial Condition

We are highly leveraged. Our substantial indebtedness could limit cash flow available for our operations and could adversely affect our ability to service debt or obtain additional financing if necessary.

        We had, as of March 1, 2008, $6.0 billion of outstanding indebtedness ($6.2 billion as of May 31, 2008) and stockholders' equity of $1.7 billion. As of March 1, 2008 (after giving effect to the amendments effected as part of the consent solicitation), we also had additional borrowing capacity under our existing $1.75 billion senior secured revolving credit facility of approximately $716.2 million net of outstanding letters of credit of $184.8 million. As of May 31, 2008 (after giving effect to the amendments effected as part of the consent solicitation), we had additional borrowing capacity under our senior secured revolving credit facility of $529.7 million, net of outstanding letters of credit of $185.3 million. As of March 1, 2008, after giving effect to the Refinancing Transactions and assuming the purchase of all Tender Offer Notes tendered as of 5:00 p.m., New York City time, on June 30, 2008, our issuance of the 8.5% Convertible Notes and the redemption of the 6.125% Notes, the total outstanding debt of us and the Subsidiary Guarantors would have been approximately $6.1 billion.

        Our debt obligations adversely affect our operations in a number of ways, and while we believe we have adequate sources of liquidity to meet our anticipated requirements for working capital, debt service and capital expenditures through fiscal year 2009, there can be no assurance that our cash flow from operations will be sufficient to service our debt, including the notes, which may require us to borrow additional funds for that purpose, restructure or otherwise refinance our debt or reduce planned capital expenditures. Our earnings were insufficient to cover fixed charges and preferred stock dividends for fiscal 2008, 2007, 2006, and 2004 by $340.6 million, $50.8 million, $23.1 million, and $2.6 million, respectively. Our ratio of earnings to fixed charges for fiscal 2005 was 1.15.

        Our high level of indebtedness will continue to restrict our operations. Among other things, our indebtedness will:

  •
  limit our ability to obtain additional financing;

  •
  limit our flexibility in planning for, or reacting to, changes in the markets in which we compete;

  •
  place us at a competitive disadvantage relative to our competitors with less indebtedness;

  •
  render us more vulnerable to general adverse economic, regulatory and industry conditions; and

  •
  require us to dedicate a substantial portion of our cash flow to service our debt.

        Our ability to meet our cash requirements, including our debt service obligations, is dependent upon our ability to substantially improve our operating performance, which will be subject to general economic and competitive conditions and to financial, business and other factors, many of which are or may be beyond our control. In addition, some of our debt service obligations, including our existing credit facility, have, and our Tranche 3 Term Loan will have, interest payments that are subject to variable interest rates and are therefore dependent upon future interest rate which are beyond our control. We cannot provide assurance that our business will generate sufficient cash flows from operations to fund our cash requirements and debt service obligations, including with respect to the notes. If our operating results, cash flow or capital resources prove inadequate, or if interest rates increase significantly, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt and other obligations. If we are unable to service our debt, including the notes, we could be forced to reduce or delay planned capital expenditures, sell assets, restructure or refinance our debt or seek additional equity capital, and we may be unable to take any of the actions on satisfactory terms or in a timely manner. Further, any of these actions may not be sufficient to allow us to service our debt obligations, including with respect to the notes, or may have an adverse impact on our business. Our existing debt agreements limit our ability to take certain of these actions. Our failure to generate sufficient operating cash flow to pay our debts or to successfully undertake any of these actions could have a material adverse effect on us.

Borrowings under our senior secured credit facility and expenses related to the sale of our accounts receivable under our receivables securitization agreements are, and borrowings under our Tranche 3 Term Loan may be, based upon variable rates of interest, which could result in higher expense in the event of increases in interest rates.

        Approximately $2.1 billion of our outstanding indebtedness as of March 1, 2008 and approximately $2.3 billion of our outstanding indebtedness as of May 31, 2008 bears interest at a rate that varies depending upon the London Interbank Offered Rate ("LIBOR"). If we borrow additional amounts under our senior credit facility, the interest rate on those borrowings (including with respect to amounts we borrow under the Tranche 3 Term Loan) will also vary depending upon LIBOR. Further, we pay ongoing program fees under our receivables securitization agreements that are indexed to a commercial paper rate that approximates 1-month LIBOR. If LIBOR rises, the interest rates on outstanding debt and related program fees under our receivables securitization program will increase. Therefore an increase in LIBOR would increase our interest payment obligations under these loans, increase our receivables securitization program fee payments and have a negative effect on our cash flow and financial condition. We currently do not maintain any hedging contracts that would limit our exposure to variable rates of interest.

The covenants in the instruments that govern our current indebtedness, as well as the notes, may limit our operating and financial flexibility.

        The covenants in the instruments that govern our current indebtedness, as well as the notes, limit our ability to:

  •
  incur liens and debt;

  •
  pay dividends;

  •
  make redemptions and repurchases of capital stock;

  •
  make loans and investments;

  •
  prepay, redeem or repurchase debt;

  •
  engage in acquisitions, consolidations, assets dispositions, sale-leaseback transactions and affiliate transactions;

  •
  change our business;

  •
  amend some of our debt and other material agreements;

  •
  issue and sell capital stock of subsidiaries;

  •
  restrict distributions from subsidiaries; and

  •
  grant negative pledges to other creditors.

        In addition, if we have less than $100 million of revolver availability under our senior secured credit facility, we will be subject to a fixed charge coverage ratio maintenance test. If we are unable to meet the terms of the financial covenants or if we breach any of these covenants, a default could result under one or more of these agreements. A default, if not waived by our lenders, could result in the acceleration of our outstanding indebtedness and cause our debt to become immediately due and payable. If acceleration occurs, we would not be able to repay our debt, including the notes, and it is unlikely that we would be able to borrow sufficient additional funds to refinance such debt. Even if new financing is made available to us, it may not be available on terms acceptable to us. If we obtain modifications of our agreements, or are required to obtain waivers of defaults, we may incur significant fees and transaction costs.

Risks Related to Our Operations

We need to continue to improve our operations in order to improve our financial condition, but our operations will not improve if we cannot continue to effectively implement our business strategy or if our strategy is negatively affected by general economic conditions.

        We have not yet achieved the sales productivity level of our major competitors. We believe that improving the sales of existing stores, including the acquired Brooks Eckerd stores, is important to improving profitability and operating cash flow. We believe it is going to take more time than we initially anticipated for the acquired stores to improve their performance to the levels we expect. If we are not successful in implementing our strategy, or if our strategy is not effective, we may not be able to improve our operations. In addition, any adverse change in general economic conditions or major industries can adversely affect drug benefit plans and reduce our pharmacy sales. Adverse changes in general economic conditions, such as changes that have recently occurred, and continue to occur, affect consumer buying practices, generally making consumers more cautious, and consequently reduce our sales of front end products, and cause a decrease in our profitability. Failure to continue to improve operations or a decline in major industries or a lack of improvement in general economic conditions would adversely affect our results of operations, financial condition and cash flows and our ability to make principal or interest payments on our debt, including the notes.

Although we expect that the Acquisition of Brooks Eckerd will result in benefits to us, we may not realize those benefits because of integration difficulties.

        Integrating the operations of Brooks Eckerd successfully or otherwise realizing any of the anticipated benefits of the acquisition, including anticipated cost savings and additional revenue opportunities, involve a number of potential challenges. The failure to meet these integration challenges could seriously harm our results of operations.

        Realizing the benefits of the acquisition will depend in part on the integration of information technology, operations and personnel. These integration activities are complex and time-consuming, and we have and may continue to encounter unexpected difficulties or incur unexpected costs, including:

  •
  diversion of management attention from ongoing business concerns to integration matters;

  •
  difficulties in integrating the Brooks Eckerd store operations to serve the combined customer base of Rite Aid and Brooks Eckerd;

  •
  difficulties in combining corporate cultures, maintaining associate morale and retaining key associates; and

  •
  challenges in demonstrating to our customers and to customers of Brooks Eckerd that the acquisition will not result in adverse changes in customer service standards or business focus.

        During fiscal 2008, we incurred approximately $240 million of integration-related capital expenditures and approximately $154 million of integration-related, non-recurring expenses. We expect to spend approximately $430 million of integration-related capital expenditures and to incur approximately $260 million of integration-related non-recurring expenses during the anticipated integration period. Integration activities during fiscal 2008 had certain negative impacts on our advertising and on other marketing programs and continue to impact our level of promotional activities. If the anticipated benefits are not realized, if Brooks Eckerd sales levels do not improve and we do not achieve our anticipated sales, or if the integration-related expenses and capital requirements are greater than anticipated, the accretive effect of the Acquisition could be decreased or delayed, and our revenue assumptions could be inaccurate.

For so long as Jean Coutu Group (and, subject to certain conditions, certain members of the Coutu family) maintain certain levels of Rite Aid stock ownership, Jean Coutu Group (and, subject to certain conditions, certain members of the Coutu family) could exercise significant influence over us.

        At May 31, 2008 Jean Coutu Group owns approximately 28.1% of the voting power of Rite Aid. As a result, Jean Coutu Group (and, subject to certain conditions, certain members of the Coutu family) generally has the ability to significantly influence the outcome of any matter submitted for the vote of our stockholders. The stockholder agreement provides that Jean Coutu Group (and, subject to certain conditions, certain members of the Coutu family) designate four of the fourteen members of our board of directors, subject to adjustment based on its ownership position in us. Accordingly, Jean Coutu Group generally is able to significantly influence the outcome of all matters that come before our board of directors. As a result of its significant interest in us, Jean Coutu Group may have the power, subject to applicable law (including the fiduciary duties of the directors designated by Jean Coutu Group), to significantly influence actions that might be favorable to Jean Coutu Group, but not necessarily favorable to our financial condition and results of operations. In addition, the ownership position and governance rights of Jean Coutu Group could discourage a third party from proposing a change of control or other strategic transaction concerning us. Additionally, the stockholder agreement provides the Jean Coutu Group with certain preemptive rights and the ability to maintain their ownership percentage in Rite Aid.

Conflicts of interest may arise between us and Jean Coutu Group, which may be resolved in a manner that adversely affects our business, financial condition or results of operations.

        Following the Acquisition, Jean Coutu Group has continued its Canadian operations but no longer has any operations in the United States; we currently have no operations in Canada. Despite the lack of geographic overlap after the Acquisition, conflicts of interest may arise between us and Jean Coutu Group in areas relating to past, ongoing and future relationships, including corporate opportunities, potential acquisitions or financing transactions, sales or other dispositions by Jean Coutu Group of its interests in us and the exercise by Jean Coutu Group of its influence over our management and affairs.

        As a result of the Acquisition, a number of the directors on our board of directors are persons who are also officers or directors of Jean Coutu Group or its subsidiaries. Service as a director or officer of both Rite Aid and Jean Coutu Group or its other subsidiaries could create conflicts of interest if such directors or officers are faced with decisions that could have materially different implications for Rite Aid and for Jean Coutu Group. Apart from the conflicts of interest policy contained in our Code of Ethics and Business Conduct and applicable to our directors, we and Jean Coutu Group have not established any formal procedures for us and Jean Coutu Group to resolve potential or actual conflicts of interest between us. There can be no assurance that any of the foregoing conflicts will be resolved in a manner that does not adversely affect our business, financial condition or results of operations.

Our new store and store relocation development program requires entering into construction and development commitments and occasionally purchasing land that will not be utilized for several years, which may limit our financial flexibility.

        We will enter into significant construction and development commitments as part of our new store and store relocation development program. Also, we will occasionally make capital expenditures to acquire land that may not be used for several years. Even if there are significant negative economic or competitive developments in our industry, financial condition or the regions where we have made these commitments, we are obligated to fulfill these commitments. Further, if we subsequently dispose of the property that we acquire, we may receive less than our purchase price or the net book value of such property, which may result in financial loss.

We are dependent on our management team, and the loss of their services could have a material adverse effect on our business and the results of our operations or financial condition.

        The success of our business is materially dependent upon the continued services of our executive management team. The loss of key personnel could have a material adverse effect on the results of our operations, financial condition or cash flows. Additionally, we cannot assure you that we will be able to attract or retain other skilled personnel in the future.

We are substantially dependent on a single wholesaler of branded pharmaceutical products to sell products to us on satisfactory terms. A disruption in this relationship may have a negative effect on our results of operations, financial condition and cash flow.

        We purchase all of our brand prescription drugs from a single wholesaler, McKesson Corporation ("McKesson"), pursuant to a contract that runs through April 2010. Pharmacy sales represented approximately 66.7% of our total sales during fiscal 2008 and, therefore, our relationship with McKesson is important to us. Any significant disruptions in our relationship with McKesson would make it difficult for us to continue to operate our business until we executed a replacement wholesaler agreement or developed and implemented self-distribution processes. There can be no assurance that we would be able to find a replacement wholesaler on a timely basis or that such wholesaler would be able to fulfill our demands on similar terms, which would have a material adverse effect on our results of operations, financial condition and cash flows.

Risks Related to Our Industry

The markets in which we operate are very competitive, and further increases in competition could adversely affect us.

        We face intense competition with local, regional and national companies, including other drugstore chains, independently owned drugstores, supermarkets, mass merchandisers, discount stores, dollar stores and mail order pharmacies. Our industry also faces growing competition from companies that import drugs directly from other countries, such as Canada, as well as from large-scale retailers that offer generic drugs at a substantial discount. Some of our competitors have merged with or acquired or may merge with or acquire pharmaceutical services companies, which may further increase competition. We may not be able to effectively compete against them because our existing or potential competitors may have financial and other resources that are superior to ours. In addition, we may be at a competitive disadvantage because we are more highly leveraged than our competitors. The ability of our stores to achieve profitability depends on their ability to achieve a critical mass of customers. We believe that the continued consolidation of the drugstore industry will further increase competitive pressures in the industry. As competition increases, a significant increase in general pricing pressures could occur (such as recently occurred as a result of the introduction of certain generic prescription products by certain of our competitors), which would require us to increase our sales volume and to sell higher-margin products and services in order to remain competitive. We cannot assure you that we will be able to continue to effectively compete in our markets or increase our sales volume in response to further increased competition.

Drug benefit plan sponsors and third party payors could change their plan eligibility criteria and further encourage or require the use of mail-order prescriptions, which could decrease our sales and reduce our margins and have a material adverse effect on our business.

        An adverse trend for drugstore retailing has been initiatives to contain rising healthcare costs leading to the rapid growth in mail-order prescription processors. These prescription distribution methods have grown in market share relative to drugstores as a result of the rapid rise in drug costs experienced in recent years and are predicted to continue to rise. Mail-order prescription distribution methods are perceived by employers and insurers as being less costly than traditional distribution methods and are being encouraged—and in some cases required—by third party pharmacy benefit managers, employers and unions that administer benefits. As a result, some labor unions and employers are requiring, and others may encourage or require, that their members or employees obtain medications from mail-order pharmacies which offer drug prescriptions at prices lower than we are able to offer.

        Another adverse trend for drugstore retailing has been for drug benefit plan sponsors and third party payors to change their plan eligibility requirements, resulting in fewer beneficiaries covered and a reduction in the number of prescriptions allowed.

        Mail-order prescription distribution and drug benefit plan eligibility changes have negatively affected sales for traditional chain drug retailers, including us, in the last few years, and we expect such negative effects to continue in the future. There can be no assurance that our efforts to offset the effects of mail order and eligibility changes will be successful.

The availability of pharmacy drugs is subject to governmental regulations.

        The continued conversion of various prescription drugs to over-the-counter medications may reduce our pharmacy sales, and customers may seek to purchase such medications at non-pharmacy stores. Also, if the rate at which new prescription drugs become available slows or if new prescription drugs that are introduced into the market fail to achieve popularity, our pharmacy sales may be adversely affected. The withdrawal of certain drugs from the market or concerns about the safety or effectiveness of certain drugs or negative publicity surrounding certain categories of drugs may also have a negative effect on our pharmacy sales or may cause shifts in our pharmacy or front end product mix.

Changes in third party reimbursement levels for prescription drugs could reduce our margins and have a material adverse effect on our business.

        Sales of prescription drugs, as a percentage of sales, and the percentage of prescription sales reimbursed by third parties, have been increasing, and we expect them to continue to increase. In fiscal 2008, sales of prescription drugs represented 66.7% of our sales, and 95.9% of all of the prescription drugs that we sold were with third party payors. During fiscal 2008, the top five third-party payors accounted for approximately 36.3% of our total sales, the largest of which represented 11.3% of our total sales. Third party payors could reduce the levels at which they will reimburse us for the prescription drugs that we provide to their members. Any significant loss of third party payor business or any significant reduction in reimbursement levels could have a material adverse effect on our business and results of operations.

        In fiscal 2008, approximately 6.3% of our revenues were from state-sponsored Medicaid agencies, the largest of which accounted for less than 2% of our total sales. In fiscal 2008, approximately 10.2% of our total sales were to customers covered by Medicare Part D, and we expect these sales to continue. There have been a number of recent proposals and enactments by the federal government and various states to reduce Medicaid reimbursement levels in response to budget problems, some of which propose to reduce reimbursement levels in the applicable states significantly, and we expect other similar proposals in the future. If third party payors reduce their reimbursement levels or if Medicare Part D or state Medicaid programs cover prescription drugs at lower reimbursement levels, our margins on these sales would be reduced, and the profitability of our business and our results of operations, financial condition or cash flows could be adversely affected.

We are subject to governmental regulations, procedures and requirements; our noncompliance or a significant regulatory change could adversely affect our business, the results of our operations or our financial condition.

        Our business is subject to federal, state and local government laws, regulations and administrative practices. We must comply with numerous provisions regulating health and safety, equal employment opportunity, minimum wage and licensing for the sale of drugs, alcoholic beverages, tobacco and other products. In addition, we must comply with regulations pertaining to product labeling, dating and pricing. We have in the past and are currently the subject of investigations and legal proceedings in various states regarding some of our stores that have been found to sell front end products past their expiration date. Our pharmacy business is also subject to local registrations in the states where our pharmacies are located, applicable Medicare and Medicaid regulations and prohibitions against paid referrals of patients. Failure to properly adhere to these and other applicable regulations could result in the imposition of civil and criminal penalties, including suspension of payments from government programs; injunctions affecting the sales of our products; loss of required government certifications; loss of authorizations to participate in or exclusion from government reimbursement programs, such as the Medicare and Medicaid programs; loss of licenses; and significant fines or monetary penalties for anti-kickback law violations, submission of false claims or other failures to meet reimbursement program requirements. The imposition of any such penalties could adversely affect the continued operation of our business and any public statements surrounding these matters, including those that we have recently experienced, could adversely affect our reputation and brand.

        Our pharmacy business is subject to patient privacy and other obligations, including corporate, pharmacy and associate responsibility, imposed by the Health Insurance Portability and Accountability Act. As a covered entity, we are required to implement privacy standards, train our associates on the permitted use and disclosures of protected health information, provide a notice of privacy practice to our pharmacy customers and permit pharmacy health customers to access and amend their records and receive an accounting of disclosures of protected health information. Failure to properly adhere to these requirements could result in the imposition of civil as well as criminal penalties.

        Federal and state reform programs, such as healthcare reform and enforcement initiatives of federal and state governments, may also affect our pharmacy business. These initiatives include:

  •
  proposals designed to significantly reduce spending on Medicare, Medicaid and other government programs;

  •
  changes in programs providing for reimbursement for the cost of prescription drugs by third party plans;

  •
  increased scrutiny of, and litigation relating to, prescription drug manufacturers' pricing and marketing practices; and

  •
  regulatory changes relating to the approval process for prescription drugs.

        These initiatives could lead to the enactment of, or changes to, federal regulations and state regulations that could adversely impact our prescription drug sales and, accordingly, our results of operations, financial condition or cash flows. It is uncertain at this time what additional healthcare reform initiatives, if any, will be implemented, or whether there will be other changes in the administration of governmental healthcare programs or interpretations of governmental policies or other changes affecting the healthcare system. Future healthcare or budget legislation or other changes, including those referenced above, may materially adversely impact our pharmacy sales.

        On June 25, 2008, a putative class action lawsuit was filed in the United States District Court for the Eastern District of Pennsylvania against Rite Aid for allegedly selling expired products to consumers. The action seeks class certification, injunctive relief, refunds for expired products purchased and monetary damages. We have not yet been served with this matter and cannot estimate or predict any potential liability to us or other relief that could be granted at this time. Although the class has not been certified and we do not currently believe that this action will have a material adverse effect on our business, financial condition or results of operations, we cannot assure you that a judgment against us pursuant to this or any other similar suits that may be filed would not have a material adverse effect on our business, financial condition or results of operations.

Certain risks are inherent in providing pharmacy services; our insurance may not be adequate to cover any claims against us.

        Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other healthcare products, such as with respect to improper filling or labeling of prescriptions, adequacy of warnings and unintentional distribution of counterfeit drugs. In addition, federal and state laws that require our pharmacists to offer counseling, without additional charge, to their customers about medication, dosage, delivery systems, common side effects and other information the pharmacists deem significant can impact our business. Our pharmacists may also have a duty to warn customers regarding any potential negative effects of a prescription drug if the warning could reduce or negate these effects. Although we maintain professional liability and errors and omissions liability insurance, from time to time, claims result in the payment of significant amounts, some portions of which are not funded by insurance. We cannot assure you that the coverage limits under our insurance programs will be adequate to protect us against future claims, or that we will be able to maintain this insurance on acceptable terms in the future. Our results of operations, financial condition or cash flows may be adversely affected if in the future our insurance coverage proves to be inadequate or unavailable or there is an increase in liability for which we self-insure or we suffer reputational harm as a result of an error or omission.

We will not be able to compete effectively if we are unable to attract, hire and retain qualified pharmacists.

        There is a nationwide shortage of qualified pharmacists. Accordingly, we may not be able to attract, hire and retain enough qualified pharmacists. This could adversely affect our operations.

We may be subject to significant liability should the consumption of any of our products cause injury, illness or death.

        Products that we sell could become subject to contamination, product tampering, mislabeling or other damage requiring us to recall our private label products. In addition, errors in the dispensing and packaging of pharmaceuticals could lead to serious injury or death. Product liability claims may be asserted against us with respect to any of the products or pharmaceuticals we sell and we may be obligated to recall our private brand products. A product liability judgment against us or a product recall could have a material, adverse effect on our business, financial condition or results of operations.

Risks Related to this Offering and the Notes

The guarantees of the notes will be subordinated to the guarantees of our first priority debt, including our existing senior secured credit facility and the Tranche 3 Term Loan, and the guarantees of the notes will be secured only to the extent that the first priority debt is oversecured; the terms of the notes permit, without the consent of holders of notes, various releases of the collateral securing the notes and subsidiary guarantees as well as various amendments to the second priority collateral documents that could be adverse to holders of notes.

        Subject to some limitations, our obligations under the notes will be guaranteed, subject to certain limitations, by all the Subsidiary Guarantors. These guarantees will, however, be subordinated to the guarantees of our first priority debt, including our existing senior secured credit facility and the Tranche 3 Term Loan. The collateral that secures the guarantees of the notes on a second priority basis will also secure the guarantees of certain existing and future indebtedness, including our existing senior secured credit facility and the Tranche 3 Term Loan, on a first priority basis, and following the Refinancing Transactions, the guarantees of the 7.5% Notes due 2017 and possible additional future indebtedness on a second priority basis. Any rights to payment and claims by the holders of the notes will therefore be fully subordinated to any rights to payment or claims by our creditors under our existing senior secured credit facility and the Tranche 3 Term Loan, with respect to distributions of Collateral. In addition, other second priority debt will be pari passu in right of payment and entitled to share equally and ratably in the Collateral securing the notes. Further, such other second priority debt may require the proceeds of Collateral dispositions to be allocated to prepay, repurchase or provide for the prepayment or repurchase of other second priority debt when no such prepayment, repurchase or provision is required with respect to the notes.

        Only when our obligations under our existing senior secured credit facility, the Tranche 3 Term Loan and any other first priority debt are satisfied in full will the proceeds of such Collateral be available, subject to other permitted liens, to satisfy obligations under guarantees of the notes and the other debt secured by the shared second priority lien. Even if the proceeds from the sale or liquidation of such Collateral are sufficient to satisfy our obligations under our existing senior secured credit facility, the Tranche 3 Term Loan and any additional first priority debt, if the amount of such remaining proceeds is less than the aggregate outstanding principal amount of debt secured by the shared second priority liens, we may be unable to fully satisfy our obligations under the guarantees of the notes. As a result, our obligations that are secured, subject to permitted liens, by the shared second priority liens on the Collateral are secured only to the extent that (i) our existing senior secured credit facility, the Tranche 3 Term Loan and other first priority debt is oversecured, and (ii) the oversecured amount is sufficient, subject to other permitted liens, to secure the notes, the 7.5% Notes due 2017 and any other second priority debt. Pursuant to the indentures governing the notes and the 7.5% Notes due 2017 and the second priority collateral documents, substantial additional debt may share the second priority liens securing the subsidiary guarantees of the notes without the consent of holders of notes.

        The lenders under the first priority debt, including our existing senior secured credit facility and the Tranche 3 Term Loan, will, at all times, control all remedies or other actions related to the Collateral. In addition, if the lenders under the first priority debt release the liens securing the obligations under the first priority debt, then, under the terms of the indenture governing the notes, the holders of the notes will be deemed to have given approval for the release of the liens securing the notes, subject to certain limitations. All Collateral used, sold, transferred or otherwise disposed of in accordance with the terms of the second priority debt will automatically be released from the lien securing the subsidiary guarantees of the notes. Accordingly, any such sale, transfer or disposition in a transaction that does not violate the asset disposition covenant in the indenture governing the notes may result in a release of Collateral. Because the asset disposition covenant of the indenture governing the notes does not restrict transfers of assets by our subsidiaries to us, any transfer of Collateral to us could result in such assets ceasing to constitute Collateral. The liens securing guarantees of the notes may also be released pursuant to instructions by representatives of a majority of the second priority debt obligations, unless the release involves all or substantially all the Collateral, in which case release shall require the consent of the holders of the notes. The notes offered hereby do not and in the future may not represent a majority of the second priority debt obligations. Accordingly, substantial Collateral may be released automatically without consent of the holders of the notes or the trustee under the indenture governing the notes. In addition, if the lenders under the first priority debt release any of the subsidiary guarantors securing the obligations under the first priority debt, then the holders of the notes will be deemed to have given approval for such release of any such subsidiary guarantor from its obligations under the subsidiary guarantee, subject to certain limitations. The second priority collateral documents may be amended with the consent of holders representing a majority of the second priority debt obligations. In addition, the terms of the notes permit various other releases of Collateral and subsidiary guarantees as well as various amendments to the second priority collateral documents without the consent of holders of notes that could be adverse to holders of the notes. See "Description of Notes" and "Description of Collateral and Intercreditor Arrangements."

If the guarantees of the notes and the liens that secure these guarantees are held to be invalid or unenforceable or are limited by fraudulent conveyance or other laws, the notes will be unsecured and structurally subordinated to the debt of our subsidiaries.

        We are a holding company with no direct operations. Our principal assets are the equity interests we hold in our operating subsidiaries. As a result, we are dependent upon dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations, including the payment of principal of and interest on our outstanding debt. Our subsidiaries are legally distinct from us and have no obligation to pay amounts due on our debt or to make funds available to us for such payment. Accordingly, our debt that is not guaranteed by our subsidiaries is structurally subordinated to the debt and other liabilities of our subsidiaries.

        Our creditors or the creditors of the Subsidiary Guarantors could challenge the guarantees of the notes and the liens securing the notes as fraudulent conveyances or on other grounds. The delivery of these guarantees or the grant of these liens could be found to be a fraudulent conveyance and declared void if a court determined that: the subsidiary delivered the guarantee or granted a lien with the intent to hinder, delay or defraud its existing or future creditors; the Subsidiary Guarantor did not receive fair consideration for the delivery of the guarantee or the grant of the liens; or the Subsidiary Guarantor was insolvent at the time it delivered the guarantee or granted a lien. We cannot assure you that a court would not reach one of these conclusions. In the event that a court declares these guarantees or liens to be void, or in the event that the guarantees or liens must be limited or voided in accordance with their terms, any claim you may make against us for amounts payable on the notes would be effectively subordinated to the obligations of our subsidiaries, including trade payables and other liabilities that constitute indebtedness.

We may be unable to purchase the notes upon a change of control.

        Upon a change of control event, we would be required to offer to purchase the notes for cash at a price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any. The change of control provisions may not protect you if we undergo a highly leveraged transaction, reorganization, restructuring, acquisition or similar transaction that may adversely affect you unless the transaction is included within the definition of a change of control.

        Our existing senior secured credit facility provides, and the Tranche 3 Term Loan will provide, that the occurrence of certain events that would constitute a change of control for the purposes of the indenture governing the notes constitutes a default under such facilities. Much of our other debt also requires us to repurchase such debt upon an event that would constitute a change of control for the purposes of the notes. Other future debt may contain prohibitions of events that would constitute a change of control or would require such debt to be repurchased upon a change of control. Moreover, the exercise by holders of the notes of their right to require us to repurchase the notes could cause a default under our existing or future debt, even if the change of control itself does not result in a default under existing or future debt, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to holders of the notes upon a repurchase may be limited by our financial resources at the time of such repurchase. Therefore, we cannot assure you that sufficient funds will be available when necessary to make any required repurchases. Our failure to purchase the notes in connection with a change of control would result in a default under the indenture governing the notes. Such a default would, in turn, constitute a default under much of our existing debt, and may constitute a default under future debt as well.

There may not be an active trading market for the notes, and their price may be volatile. Holders may be unable to sell their notes at the price desired or at all.

        There is no existing trading market for the notes. As a result, there can be no assurance that a liquid market will develop or be maintained for the notes, that holders will be able to sell any of the notes at a particular time (if at all) or that the prices holders receive if or when they sell the notes will be above their initial offering price. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price and volatility in the price of our common stock, our performance and other factors. We do not intend to list the notes on any national securities exchange.

        The liquidity of any market for the notes will depend on a number of factors, including:

  •
  the number of holders of the notes;

  •
  our operating performance and financial condition;

  •
  the market for similar securities;

  •
  the interest of securities dealers in making a market in such notes; and

  •
  prevailing interest rates.

An active market for the notes may not develop and, if it develops, may not continue.

U.S. Holders are required to pay United States federal income tax on accrual of original issue discount on the notes.

        The notes will be treated as being issued with original issue discount for U.S. federal income tax purposes. The amount of original issue discount is the excess of the principal amount of the notes over their "issue price." A U.S. Holder (as defined in "Certain Material United States Federal Income Tax Consequences") of a note is required to include such original issue discount in gross income as it accrues, in advance of the receipt of cash attributable to that income and regardless of the U.S. Holders' regular method of accounting for United States federal income tax purposes. See "Certain Material United States Federal Income Tax Consequences" for more detail.

USE OF PROCEEDS

        The net proceeds of this offering will be approximately $416.2 million after deducting approximately $8.5 million in underwriter discounts and commissions and approximately $1.0 million of other fees and expenses. We intend to use the net proceeds of this offering, borrowings under the Tranche 3 Term Loan and borrowings under our revolving credit facility to fund the applicable purchase price, accrued interest, consent payment and related fees and expenses with respect to each series of Tender Offer Notes and to redeem any 7.5% Notes due 2015 that remain outstanding following the completion of the Tender Offer. The Tender Offer has been extended and is now scheduled to expire at 5:00 p.m., New York City time, on July 8, 2008. Settlement of the Tender Offer is currently scheduled to occur substantially concurrently with the closing of this offering and our Tranche 3 Term Loan. As of 5:00 p.m., New York City time, on June 30, 2008, $344.3 million of the $360.0 million aggregate principal amount of 8.125% Notes outstanding, $199.5 million of the $200.0 million aggregate principal amount of 7.5% Notes due 2015 outstanding and $143.1 million of the $150.0 million aggregate principal amount of 9.25% Notes outstanding had been tendered pursuant to the Tender Offer, resulting in an estimated aggregate purchase price of $728.4 million, inclusive of the applicable interest and consent payments. We may redeem any 8.125% Notes that remain outstanding following the completion of the Tender Offer in accordance with their terms.

CAPITALIZATION

        The following table sets forth our unaudited consolidated cash and cash equivalents and our capitalization as of March 1, 2008 (i) on an actual basis, and (ii) on an as adjusted basis to give effect to (a) the offering of the 8.5% Convertible Notes, (b) the redemption of the 6.125% Notes and (c) the Refinancing Transactions described herein, assuming the purchase of all Tender Offer Notes tendered as of 5:00 p.m., New York City time, on June 30, 2008 and the redemption of any 7.5% Notes due 2015 that remain outstanding following completion of the Tender Offer as described under "Use of Proceeds". We also intend to accept any Tender Offer Notes tendered following the Consent Payment Deadline. You should read the data set forth in the table below in conjunction with "Unaudited Pro Forma Combined Financial Statement" and "Summary Historical Consolidated Financial Data" included in this prospectus supplement and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the accompanying notes incorporated by reference in this prospectus supplement.

	March 1, 2008
	Actual		As Adjusted
	(Dollars in thousands)
Cash and cash equivalents	$155,762		$154,839

Secured Debt:
Senior secured revolving credit facility	$849,000		$852,121	(1)
Tranche 1 Term Loan	145,000		145,000
Tranche 2 Term Loan	1,105,000		1,105,000
Tranche 3 Term Loan	—		315,000	(2)
8.125% senior secured notes due 2010	358,500	(3)	15,661	(4)
7.5% senior secured notes due 2015	200,000		—
7.5% senior secured notes due 2017	500,000		500,000
10.375% senior secured notes due 2016	—		425,764	(3)
Other	2,740		2,740

	3,160,240		3,361,286
Guaranteed Unsecured Debt:
9.25% senior notes due 2013	148,739	(3)	6,860	(5)
8.625% senior notes due 2015	500,000		500,000
9.375% senior notes due 2015	404,542	(3)	404,542	(3)
9.5% senior notes due 2017	797,967	(3)	797,967	(3)

	1,851,248		1,709,369
Unsecured Debt:
6.125% fixed-rate senior notes due 2008	150,000		—
6.875% senior debentures due 2013	184,773		184,773
7.7% notes due 2027	295,000		295,000
6.875% fixed-rate senior notes due 2028	128,000		128,000
8.5% convertible notes due 2015	—		158,000

	757,773	(3)	765,773	(3)

Lease Financing Obligations(6)	216,263		216,263
Total debt	5,985,524		6,052,691

Total stockholders' equity	1,711,185		1,711,185

Total capitalization	$7,696,709		$7,763,876

(1)
As of May 31, 2008, we had outstanding borrowings under our senior secured revolving credit facility of $1.035 billion.

(2)
Does not include approximately $35.0 million of original issue discount.

(3)
Represents principal amount less unamortized discount.

(4)
We may redeem any 8.125% Notes that remain outstanding following the completion of the Tender Offer in accordance with their terms. If any 8.125% Notes remain outstanding, they will no longer be secured or guaranteed.

(5)
Following the Tender Offer, the 9.25% Notes will no longer have the benefit of subsidiary guarantees.

(6)
Does not reflect sale-leaseback completed on May 13, 2008 as more fully described in "Summary—Recent Developments."

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

        We have calculated the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends in the following table by dividing fixed charges by earnings and the sum of fixed charges and preferred stock dividends by earnings, respectively. For this purpose, earnings include pre-tax income from continuing operations plus fixed charges, before capitalized interest. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, preferred stock dividend requirement and that portion of rental expense which is representative of the interest factor in those rentals. The following does not give effect to the offering of the 8.5% Convertible Notes, the redemption of the 6.125% Notes, the Refinancing Transactions or the sale-leaseback transactions we entered into in May 2008.

	Fiscal Year Ended
	March 1, 2008 (52 weeks)	March 3, 2007 (52 weeks)	March 4, 2006 (53 weeks)	February 26, 2005 (52 weeks)	February 28, 2004 (52 weeks)
	(Dollars in thousands)
Fixed charges:
Interest expense	$449,596	$275,219	$277,017	$294,871	$313,498
Interest portion of net rental expense(1)	287,934	195,592	189,756	185,313	184,391

Fixed charges before capitalized interest	737,530	470,811	466,773	480,184	497,889
Capitalized interest	2,069	1,474	934	250	133

Total fixed charges	$739,599	$472,285	$467,707	$480,434	$498,022
Preferred stock dividend requirement(2)	65,066	62,910	65,446	54,194	37,074

Total combined fixed charges and preferred stock dividends	$804,665	$535,195	$533,153	$534,628	$535,096

Earnings:
Income (loss) before income taxes	$(273,499)	$13,582	$43,254	$134,007	$34,584
Fixed charges before capitalized interest	737,530	470,811	466,773	480,184	497,889
Total earnings and fixed charges	$464,031	$484,393	$510,027	$614,191	$532,473

Ratio of earnings to fixed charges(3)	—	1.03	1.09	1.28	1.07
Ratio of earnings to combined fixed charges and preferred stock dividends(4)	—	—	—	1.15	—

Deficiency of earnings to fixed charges	$(275,568)	$—	$—	$—	$—

Deficiency of earnings to combined fixed charges and preferred stock dividends	$(340,634)	$(50,802)	$(23,126)	—	$(2,623)

(1)
The interest portion of net rental expense is estimated to be equal to one-third of the minimum rental expense for the period.

(2)
The preferred stock dividend requirement is computed as the pre-tax earnings that would be required to cover preferred stock dividends.

(3)
For the year ended March 1, 2008 earnings were insufficient to cover fixed charges by approximately $275.6 million.

(4)
For the years ended February 28, 2004, March 4, 2006, March 3, 2007, and March 1, 2008 earnings were insufficient to cover combined fixed charges and preferred stock dividends by approximately $2.6 million, $23.1 million, $50.8 million and $340.6 million, respectively.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

        The following unaudited pro forma combined statement of operations was prepared using the historical consolidated financial statements of Rite Aid and Jean Coutu USA. This information should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and accompanying notes of Rite Aid and Jean Coutu USA incorporated by reference in this prospectus supplement. The unaudited pro forma combined statement of operations for the 52-week fiscal year ended March 1, 2008 assumes that the Acquisition and the financings to consummate the Acquisition took place on the first day of the period presented (March 4, 2007).

        The accompanying unaudited pro forma combined statement of operations gives pro forma effect to our Acquisition of Jean Coutu USA, which closed on June 4, 2007, for a purchase price of $2.31 billion in cash and the issuance of 250 million shares of our common stock, using the purchase method of accounting.

        Reclassifications have been made to the statements of operations of Jean Coutu USA to conform it to our financial statement classifications. The pro forma financial information is based on the estimates and assumptions set forth in the notes to such information. The pro forma information does not purport to be indicative of the results that actually would have been achieved if the operations were combined during the periods presented and is not intended to be a projection of future results or trends.

RITE AID CORPORATION

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)

	Rite Aid Corporation 52 weeks ended March 1, 2008	Jean Coutu USA 13 weeks ended June 2, 2007	Pro Forma Adjustments		Pro Forma Combined 52 weeks ended March 1, 2008
Revenues	$24,326,846	$2,392,768	$—		$26,719,614
Costs and expenses:
Cost of goods sold	17,689,272	1,783,282	10,649	(1)	19,483,203
Selling, general and administrative expenses	6,366,137	569,679	25,148	(2)	6,960,964
Store closing and impairment charges	86,166	—	22,352	(3)	108,518
Interest expense	449,596	70,990	(17,174	)(4)	503,412
Acquisition related financing commitment charge	12,900	—	—		12,900
Gain on sale of assets and investments, net	(3,726)	—	—		(3,726)
Depreciation and amortization	—	59,744	(59,744	)(5)	—
Interest income	—	(1,595)	1,595	(6)	—
Foreign currency loss	—	24,491	(24,491	)(7)	—

Income (loss) before income taxes	(273,499)	(113,823)	41,665		(345,657)

Income tax (benefit) expense	802,701	(43,195)	—	(8)	759,506

Net income (loss) from continuing operations	$(1,076,200)	$(70,628)	$41,665		$(1,105,163)

        See accompanying notes to unaudited pro forma combined statement of operations, including Note 2 for an explanation of the preliminary pro forma adjustments.

Note 1—Basis of Presentation

        The accompanying unaudited pro forma combined statement of operations for the year ended March 1, 2008 assumes that the Acquisition took place on the first day of the period presented (i.e., March 4, 2007). Reclassifications have been made to the statement of operations of Jean Coutu USA to conform it to our financial statement classifications, as described in Note 2.

        You should be advised that the following pro forma statement of operations has been prepared for illustrative purposes only and does not purport to be indicative of the actual results that would have been achieved by the combined company for the period presented, or that will be achieved by us in future periods.

Note 2—Unaudited Pro Forma Adjustments

        Following is a description of the adjustments to the pro forma statement of operations for the fiscal year ended March 1, 2008. As part of the preparation of this pro forma statement of operations, we considered the impact of the adjustments made to allocate the purchase price on depreciation and amortization recorded in this pro forma statement, and concluded the impact of this adjustment was not material.

  1.
  Adjustments reflect a reclassification of a portion of the depreciation and amortization expense of Jean Coutu USA to cost of goods sold.

  2.
  Adjustments include a reclassification of a portion of the depreciation and amortization of Jean Coutu USA to selling, general and administrative expense (increase of $49.1 million), a reclassification of closed store and impairment charges of Jean Coutu USA out of selling, general and administrative expense to conform with our presentation (decrease of $22.4 million) and a reclassification of other income of Jean Coutu USA into selling, general and administrative expense (decrease of $1.6 million).

  3.
  Adjustments reflect a reclassification of closed store and impairment charges of Jean Coutu USA to conform to our classification.

  4.
  Adjustments reflect the impact of eliminating the historical interest expense incurred by Jean Coutu USA for intercompany debt to Jean Coutu Group and adding interest expense incurred for debt issued for the Acquisition.

  5.
  Adjustments reflect the reclassification of depreciation and amortization of Jean Coutu USA to cost of goods sold and selling, general and administrative expense.

  6.
  Adjustments reflect the reclassification of interest income of Jean Coutu USA to selling, general and administrative expense.

  7.
  Adjustments reflect the elimination of loss on foreign currency exchange between Jean Coutu USA and Jean Coutu Group related to the Canadian dollar intercompany debt that was not acquired as part of the Acquisition.

  8.
  The tax effect of the pro forma adjustments is estimated to be zero as the Company's overall tax expense would not have been impacted by the pro forma adjustments.

DESCRIPTION OF OTHER INDEBTEDNESS

Existing Senior Secured Credit Facility

        Our existing senior secured credit facility includes a $1.75 billion revolving credit facility. Borrowings under the revolving credit facility currently bear interest at LIBOR plus 1.50%, if we choose to make LIBOR borrowings, or at Citibank's base rate plus 0.50%. The interest rate can fluctuate depending on the amount of revolver availability, as specified in the senior secured credit facility. We are required to pay fees of 0.25% per annum on the daily unused amount of the revolving credit facility. The amounts drawn on the revolving credit facility become due and payable in September 2010.

        Our ability to borrow under our senior secured credit facility is based upon a specified borrowing base consisting of accounts receivable, script lists, pharmaceutical inventory and other eligible inventory. At March 1, 2008, we had $849.0 million of borrowings outstanding under the revolving credit facility. At March 1, 2008, we also had letters of credit outstanding against the revolving credit facility of $184.8 million, which gave us additional borrowing capacity of $716.2 million. However, our 8.125% Notes and our 7.5% Notes due 2015 limit the amount of secured debt we may incur in such a manner that we cannot fully draw our revolver. This limitation is based upon the amount of outstanding inventory and accounts receivable that we have available under the borrowing base calculations in the indentures governing the outstanding notes and is more restrictive than our secured debt incurrence availability in the same bond indentures. As of March 1, 2008, the limitations on liens under the 8.125% Notes and our 7.5% Notes due 2015 limited our additional borrowing capacity under our revolving credit facility to $441.6 million. Pursuant to the Tender Offer, the indentures governing the 8.125% Notes and the 7.5% Notes due 2015 will be amended to eliminate these limitations.

        In November 2006, we entered into an amendment of our senior secured credit facility to permit the closing of the Acquisition. Pursuant to the terms of the senior secured credit facility amendment, we borrowed $145.0 million under a senior secured term loan (the "Tranche 1 Term Loans"). The Tranche 1 Term Loans currently bear interest at LIBOR plus 1.50%, if we choose to make LIBOR borrowings, or at Citibank's base rate plus 0.50%. The interest rate can fluctuate depending on the amount of availability under our revolving credit facility, as specified in the senior secured credit facility. The amounts outstanding under the Tranche 1 Term Loans become due and payable on September 30, 2010.

        On June 4, 2007, we amended our senior secured credit facility to establish a new senior secured term loan in the aggregate principal amount of $1.105 billion and borrowed the full amount thereunder. A portion of the proceeds from the borrowings under this senior secured term loan (the "Tranche 2 Term Loans") were used to fund the Acquisition. The Tranche 2 Term Loans will mature on June 4, 2014 and currently bear interest at LIBOR plus 1.75%, if we choose to make LIBOR borrowings, or at Citibank's base rate plus 0.75%. The Tranche 2 Term Loans amortize at a rate of 1% per annum (payable in equal quarterly installments, commencing on June 30, 2008), with the entire unpaid balance becoming due and payable at maturity. We must make mandatory prepayments of the Tranche 2 Term Loans with (i) the net cash proceeds of asset dispositions (subject to certain limitations), (ii) a portion of any excess cash flow generated by us and our subsidiaries, (iii) a portion of the net cash proceeds of certain issuances of equity (subject to certain exceptions) and (iv) the net cash proceeds of certain issuances of debt (subject to certain exceptions).

        If at any time our borrowing base (which is based on certain percentages of our accounts receivables, script lists, pharmaceutical inventory and other eligible inventory) is less than the sum of the Tranche 1 Term Loan then outstanding, Tranche 2 Term Loan then outstanding, Tranche 3 Term Loan then outstanding and the aggregate principal amount of the other loans and letters of credit outstanding under the senior secured credit facility, we must, first, repay the outstanding revolving loans and swingline loans under the senior secured credit facility, second, cash collateralize letters of credit under the senior secured credit facility and, third, repay the Tranche 1 Term Loans, Tranche 2 Term Loans and Tranche 3 Term Loan (on a pro rata basis) to eliminate such shortfall.

        Our senior secured credit facility includes an accordion feature under which, prior to June 4, 2014, the borrower may request the addition of a new tranche of term loans, an incremental revolving credit facility or any combination thereof, in an aggregate principal amount not in excess of $350.0 million, subject to satisfaction of certain conditions. Our senior secured credit facility allows us to have outstanding, at any time, up to $1.5 billion in secured second priority debt and unsecured debt in addition to borrowings under the senior secured credit facility and existing indebtedness, provided that no more than $750.0 million of such secured second priority debt and unsecured debt shall mature or require scheduled payments of principal prior to three months after June 4, 2014. Our senior secured credit facility allows us to incur an unlimited amount of unsecured debt not guaranteed by any subsidiary with a maturity beyond three months after June 4, 2014. Our senior secured facility also allows for the repurchase of any debt with a maturity on or before June 4, 2014 and for the repurchase of debt with a maturity after June 4, 2014 if we maintain borrowing availability under the revolving credit facility of at least $100.0 million.

        Our senior secured credit facility contains covenants, which place restrictions on the incurrence of debt beyond the restrictions described above, the payment of dividends, mergers and acquisitions and the granting of liens. Our senior secured credit facility also requires us to maintain a minimum fixed charge coverage ratio, but only if borrowing availability under the revolving credit facility is less than $100.0 million.

        Our senior secured credit facility provides for events of default including nonpayment, misrepresentation, breach of covenants and bankruptcy. It is also an event of default if we fail to make any required payment on debt having a principal amount in excess of $50.0 million or any event occurs that enables, or which with the giving of notice or the lapse of time would enable, the holder of such debt to accelerate the maturity of such debt.

        The guarantees of our senior secured credit facility are currently secured by a first priority lien on the Collateral. Pursuant to the security agreements and a collateral trust and intercreditor agreement, the holders of the first priority liens will, at all times, control all rights and remedies with respect to the Collateral while our senior secured credit facility is outstanding. The holders of the first priority liens will receive all proceeds from any realization on the Collateral until the obligations secured by the first priority liens are paid in full. Our subsidiaries own substantially all of our operating assets.

Tranche 3 Term Loan

        On the closing date of this offering, we will borrow approximately $350.0 million under the Tranche 3 Term Loan and will use the net proceeds of this offering and a portion of the net proceeds, of the Tranche 3 Term Loan to fund the applicable purchase price, accrued interest, consent payment and related fees and expenses with respect to each series of Tender Offer Notes. The Tranche 3 Term Loan is subject to an original issue discount.

        The Tranche 3 Term Loan will mature on June 4, 2014 and will bear interest at a rate per annum equal to, at our option, either (a) (i) the higher of (A) an "Adjusted LIBO Rate" and (B) a London interbank offered floor rate based on market conditions plus (ii) an interest rate spread to be determined based on market conditions or (b) the "Alternate Base Rate" plus an interest rate spread to be determined based on market conditions. The Tranche 3 Term Loan will be guaranteed by the Subsidiary Guarantors. We must make mandatory prepayments of the Tranche 3 Term Loan (i) with the net cash proceeds of the asset dispositions by us and our subsidiaries (subject to certain exceptions), (ii) with a portion of any excess cash flow generated by us and our subsidiaries, (iii) with a portion of the net cash proceeds of certain issuances of equity by us and our subsidiaries (subject to certain exceptions) and (iv) with the net cash proceeds of certain issuances of debt by us and our subsidiaries

(subject to certain exceptions). If at any time our borrowing base (which is based on certain percentages of our accounts receivables, script lists, pharmaceutical inventory and other eligible inventory), is less than the sum of the Tranche 3 Term Loan then outstanding and the aggregate principal amount of other loans and letters of credit outstanding under the senior secured credit facility we must mandatorily, first, repay the outstanding revolving loans and swingline loans under the senior secured credit facility, second, cash collateralize letters of credit issued under the senior secured credit facility, and, third, repay the Tranche 1 Term Loans, Tranche 2 Term Loans and the Tranche 3 Term Loan (on a pro rata basis) to eliminate such shortfall.

Accounts Receivable Securitization Program

        We maintain securitization agreements with several multi-seller asset-backed commercial paper vehicles ("CPVs"). Under the terms of the securitization agreements, we sell substantially all of our eligible third party pharmaceutical receivables to a bankruptcy remote Special Purpose Entity ("SPE") and retain servicing responsibility. The assets of the SPE are not available to satisfy the creditors of any other person, including any of our affiliates. These agreements provide for us to sell, and for the SPE to purchase these receivables. The SPE then transfers an interest in these receivables to various CPVs.

        The amount of transferred receivables outstanding at any one time is dependent upon a formula that takes into account such factors as default history, obligor concentrations and potential dilution ("Securitization Formula"). Adjustments to this amount can occur on a weekly basis. At March 1, 2008 and March 3, 2007, the total of outstanding receivables that have been transferred to the CPVs were $435.0 million and $350.0 million, respectively. At March 1, 2008 and March 3, 2007, we retained an interest in the third party pharmaceutical receivables not transferred to the CPVs of $493.8 million and $255.1 million, respectively, inclusive of the allowance for uncollectible accounts, which is included in accounts receivable, net, on our consolidated balance sheet.

        On September 18, 2007 we amended our securitization agreements. As a result of this amendment the total amount of interest in receivables that can be transferred to the CPV was increased to $650.0 million from $400.0 million. The ongoing program fee was decreased from the CPVs' commercial paper rate (which often approximates 1-month LIBOR) plus 1.125% to the CPVs' commercial paper rate plus 1.00%. The liquidity fee was reduced from 0.375% to 0.25%.

        Rite Aid guarantees certain performance obligations of its affiliates under the securitization agreements, which include continued servicing of such receivables, but does not guarantee the collectibility of the receivables and obligor creditworthiness. The CPVs have a commitment to purchase that ends September 2008 with the option to annually extend the commitment to purchase. Should any of the CPVs fail to renew their commitment under these securitization agreements, we have access to a backstop credit facility, which is backed by the CPVs and which expires in September 2010. It is our intent to renew our receivables securitization agreements with the CPVs.

        Proceeds from the collections under the receivables securitization agreements are submitted to an independent trustee on a daily basis. The trustee withholds any cash necessary to (1) fund amounts owed to the CPVs as a result of such collections and, (2) fund the CPVs when the Securitization Formula indicates a lesser amount of outstanding receivables transferred is warranted. The remaining collections are swept to our corporate concentration account.

Debt Securities

Secured Debt

  8.125% Senior Secured Notes due 2010

        We currently have $360.0 million aggregate principal amount of our 8.125% Notes outstanding. As part of the Tender Offer described herein, we solicited consents from the holders of our 8.125% Notes to certain proposed amendments to the indenture governing the 8.125% Notes. Once operative, the proposed amendments will eliminate or modify substantially all restrictive covenants, certain events of default and other provisions contained in the indenture governing the 8.125% Notes, release the subsidiary guarantees, and release all the collateral securing the obligations of the subsidiary guarantors under the 8.125% Notes. Accordingly, following consummation of the Tender Offer, any remaining 8.125% Notes will be unsecured, unsubordinated obligations of Rite Aid and will no longer have the benefit of any subsidiary guarantee or security.

        We intend to use the net proceeds of this offering and borrowings under the Tranche 3 Term Loan to repurchase 8.125% Notes validly tendered in the Tender Offer, at a purchase price of $1,004.06 per $1,000 aggregate principal amount of 8.125% Notes, plus, if applicable, to pay the related consent payment, as well as accrued interest to, but not including, the settlement date. As of 5:00 p.m., New York City time, on June 30, 2008, $344.3 million of the $360.0 million aggregate principal amount of 8.125% Notes outstanding had been tendered pursuant to the Tender Offer, resulting in an estimated aggregate purchase price for the 8.125% Notes of $358.0 million, inclusive of the applicable interest and consent payments. We may redeem any 8.125% Notes that remain outstanding following the completion of the Tender Offer in accordance with their terms.

  7.5% Senior Secured Notes due 2015

        We currently have $200.0 million aggregate principal amount of our 7.5% Notes due 2015 outstanding. As part of the Tender Offer described herein, we solicited consents from the holders of our 7.5% Notes due 2015 to certain proposed amendments to the indenture governing the 7.5% Notes due 2015. Once operative, the proposed amendments will eliminate or modify substantially all restrictive covenants, certain events of default and other provisions contained in the indenture governing the 7.5% Notes due 2015, release the subsidiary guarantees, and release all the collateral securing the obligations of the subsidiary guarantors under the 7.5% Notes due 2015. Accordingly, following consummation of the Tender Offer, any remaining 7.5% Notes due 2015 will be unsecured, unsubordinated obligations of Rite Aid and will no longer have the benefit of any subsidiary guarantee or security.

        We intend to use the net proceeds of this offering and borrowings under the Tranche 3 Term Loan to repurchase 7.5% Notes due 2015 validly tendered in the Tender Offer, at a purchase price of $1,075.80 per $1,000 aggregate principal amount of 7.5% Notes due 2015, assuming a settlement date of July 9, 2008, plus, if applicable, the consent payment, as well as accrued interest to, but not including, the settlement date. As of 5:00 p.m., New York City time, on June 30, 2008, $199.5 million of the $200.0 million aggregate principal amount of 7.5% Notes due 2015 outstanding had been tendered pursuant to the Tender Offer, resulting in an estimated aggregate purchase price for the 7.5% Notes due 2015 of $225.6 million, inclusive of the applicable interest and consent payments. We intend to redeem any 7.5% Notes due 2015 that remain outstanding following completion of the Tender Offer.

  7.5% Senior Secured Notes due 2017

        We currently have $500.0 million aggregate principal amount of our 7.5% Notes due 2017 outstanding. These notes are unsecured, unsubordinated obligations of Rite Aid and rank equally in right of payment with all other unsecured, unsubordinated indebtedness. Our obligations under the 7.5% Notes due 2017 are fully and unconditionally guaranteed, jointly and severally, subject to certain limitations, by all of our subsidiaries that guarantee our obligations under our senior secured credit facility and will guarantee the Tranche 3 Term Loan and the notes. The guarantees are secured, subject to the permitted liens, by shared second priority liens, with holders of our 8.125% Notes and our 7.5% Notes due 2015, granted by subsidiary guarantors on all their assets that secure the obligations under the senior secured credit facility, subject to certain exceptions.

        The 7.5% Notes due 2017 will mature on March 1, 2017. Interest on the 7.5% Notes due 2017 is payable semi-annually on March 1 and September 1 of each year. Prior to March 1, 2012, we may redeem some or all of the notes at any time at specified make-whole premiums. Beginning on March 1, 2012, we may redeem some or all of the 7.5% Notes due 2017 at specified redemption prices. Under certain circumstances, holders of the 7.5% Notes due 2017 will have the right to require us to repurchase the notes. The securities do not have the benefit of any sinking fund.

        The indenture governing the 7.5% Notes due 2017 contains covenant provisions that, among other things, include limitations on our ability to pay dividends, make investments or other restricted payments, incur debt, grant liens, sell assets and enter into sale-leaseback transactions.

Guaranteed Unsecured Debt

  9.25% Senior Notes due 2013

        We currently have $150.0 million aggregate principal amount of our 9.25% Notes outstanding. As part of the Tender Offer described herein, we solicited consents from the holders of our 9.25% Notes to certain proposed amendments to the indenture governing the 9.25% Notes. Once operative, the proposed amendments will eliminate or modify substantially all restrictive covenants, certain events of default and other provisions contained in the indenture governing the 9.25% Notes and release the subsidiary guarantees. Accordingly, following consummation of the Tender Offer, any remaining 9.25% Notes will be unsecured, unsubordinated obligations of Rite Aid and will no longer have the benefit of any subsidiary guarantee.

        We intend to use the net proceeds of this offering and borrowings under the Tranche 3 Term Loan to repurchase 9.25% Notes validly tendered in the Tender Offer at a purchase price of $980.0 per $1,000 aggregate principal amount of 9.25% Notes, plus, if applicable, the consent payment, as well as accrued interest to, but not including, the settlement date. As of 5:00 p.m., New York City time, on June 30, 2008, $143.1 million of the $150.0 million aggregate principal amount of 9.25% Notes outstanding had been tendered pursuant to the Tender Offer, resulting in an estimated aggregate purchase price for the 9.25% Notes of $144.6 million, inclusive of the applicable interest and consent payments.

  8.625% Senior Notes due 2015

        We currently have $500.0 million aggregate principal amount of our 8.625% senior notes due 2015 outstanding. These notes are unsecured, unsubordinated obligations of Rite Aid and rank equally in right of payment with all other unsecured, unsubordinated indebtedness. The 8.625% senior notes are fully and unconditionally guaranteed, jointly and severally, subject to certain limitations, by all of our subsidiaries that guarantee our obligations under our senior secured credit facility and other outstanding senior notes.

        The 8.625% senior notes will mature on March 1, 2015. Interest on the 8.625% senior notes is payable semi-annually on March 1 and September 1 of each year. Prior to March 1, 2011, we may redeem some or all of the 8.625% senior notes at any time at specified make-whole premiums. Beginning on March 1, 2011, we may redeem some or all of the 8.625% senior notes at specified redemption prices. Under certain circumstances, holders of the 8.625% senior notes will have the right to require us to repurchase the notes. The securities do not have the benefit of any sinking fund.

        The indenture governing the 8.625% senior notes contains covenant provisions that, among other things, include limitations on our ability to pay dividends, make investments or other restricted payments, incur debt, grant liens, sell assets and enter into sale-leaseback transactions.

  9.375% Senior Notes due 2015

        We currently have $410.0 million aggregate principal amount of our 9.375% senior notes due 2015 outstanding. These notes are unsecured, unsubordinated obligations of Rite Aid and rank equally in right of payment with all other unsecured, unsubordinated indebtedness. The 9.375% senior notes are fully and unconditionally guaranteed, jointly and severally, subject to certain limitations, by all of our subsidiaries that guarantee our obligations under our senior secured credit facility and other outstanding senior notes.

        The 9.375% senior notes will mature on December 15, 2015. Interest on the 9.375% senior notes is payable semi-annually on June 15 and December 15 of each year. Prior to June 15, 2011, we may redeem some or all of the 9.375% senior notes at any time at specified make-whole premiums. Beginning on June 15, 2011, we may redeem some or all of the 9.375% senior notes at specified redemption prices. Under certain circumstances, holders of the 9.375% senior notes will have the right to require us to repurchase the notes. The securities do not have the benefit of any sinking fund.

        The indenture governing the 9.375% senior notes contains customary covenant provisions that, among other things, limit our ability and the ability of our restricted subsidiaries to, among other things incur additional debt, pay dividends or make other restricted payments, purchase, redeem or retire capital stock or subordinated debt, make asset sales, enter into transactions with affiliates, incur liens, enter into sale-leaseback transactions, provide subsidiary guarantees, make investments and merge or consolidate with any other persons.

  9.5% Senior Notes due 2017

        We currently have $810.0 million aggregate principal amount of our 9.5% senior notes due 2017 outstanding. These notes are unsecured, unsubordinated obligations of Rite Aid and rank equally in right of payment with all other unsecured, unsubordinated indebtedness. The 9.5% senior notes are fully and unconditionally guaranteed, jointly and severally, subject to certain limitations, by all of our subsidiaries that guarantee our obligations under our senior secured credit facility and other outstanding senior notes.

        The 9.5% senior notes will mature on June 15, 2017. Interest on the 9.5% senior notes is payable semi-annually on June 15 and December 15 of each year. Prior to June 15, 2012, we may redeem some or all of the 9.5% senior notes at any time at specified "make-whole" premiums. Beginning on June 15, 2012, we may redeem some or all of the 9.5% senior notes at specified redemption prices. Under certain circumstances, holders of the 9.5% senior notes will have the right to require us to repurchase the notes. The securities do not have the benefit of any sinking fund.

        The indenture governing the 9.5% senior notes contains customary covenant provisions that, among other things, limit our ability and the ability of our restricted subsidiaries to, among other things; incur additional debt, pay dividends or make other restricted payments, purchase, redeem or retire capital stock or subordinated debt, make asset sales, enter into transactions with affiliates, incur liens, enter into sale-leaseback transactions, provide subsidiary guarantees, make investments and merge or consolidate with any other persons.

Other Unsecured Debt

  6.875% Senior Debentures due 2013

        The 6.875% senior debentures due 2013 are our unsecured obligations and we currently have $184.8 million aggregate principal amount of these securities outstanding.

        The debentures will mature on August 15, 2013. Interest on the 6.875% senior debentures is payable semi-annually on February 15 and August 15 of each year. The 6.875% senior debentures may not be redeemed prior to maturity and do not have the benefit of any sinking fund.

        The indenture governing the 6.875% senior debentures contains customary covenant provisions that, among other things, include a limitation on our ability to incur certain debt, grant liens and enter into sale-leaseback transactions.

  7.7% Notes due 2027

        The 7.7% notes due 2027 are our unsecured obligations and we currently have $295.0 million aggregate principal amount of these securities outstanding.

        The notes will mature on February 15, 2027. Interest on the 7.7% notes is payable semi-annually on August 15 and February 15 of each year. The 7.7% notes may not be redeemed prior to maturity and do not have the benefit of any sinking fund.

        The indenture governing the 7.7% notes contains customary covenant provisions that, among other things, include a limitation on our ability to incur certain debt, grant liens and enter into sale-leaseback transactions.

  6.875% Fixed-Rate Senior Notes due 2028

        The 6.875% senior notes are our unsecured obligations and we currently have $128.0 million aggregate principal amount of these securities outstanding.

        The 6.875% senior notes will mature on December 15, 2028. Interest on the 6.875% senior notes is payable semi-annually on June 15 and December 15 of each year. The 6.875% senior notes may be redeemed at our option in whole at any time or in part from time to time and do not have the benefit of any sinking fund.

        The indenture governing the 6.875% senior notes contains customary covenant provisions that, among other things, include a limitation on our ability to incur certain debt, grant liens and enter into sale-leaseback transactions.

  8.5% Convertible Notes due 2015

        The 8.5% Convertible Notes are our unsecured obligations, and we currently have $158.0 million aggregate principal amount of these securities outstanding.

        The 8.5% Convertible Notes will mature on May 15, 2015, unless previously converted or repurchased in accordance with their terms prior to such date. Interest on the 8.5% Convertible Notes is payable semi-annually on May 15 and November 15 of each year. The 8.5% Convertible Notes may not be redeemed prior to maturity and do not have the benefit of any sinking fund.

        Holders of our 8.5% Convertible Notes will have the right to convert any portion of the principal amount of their 8.5% Notes that is in an integral multiple of $1,000 into shares of our common stock at any time prior to the close of business on the business day immediately preceding the maturity date, unless previously repurchased, at an initial conversion rate of 386.3614 shares of common stock per $1,000 principal amount of 8.5% Convertible Notes (equivalent to a conversion price of approximately $2.59 per share). The conversion rate will be subject to adjustment upon the occurrence of certain events, such as dividends or stock splits.

        If Rite Aid undergoes a fundamental change (as defined in the indenture governing the 8.5% Convertible Notes), holders may require Rite Aid to repurchase all or a portion of their 8.5% Convertible Notes at a price equal to 100% of the principal amount of the 8.5% Convertible Notes to be repurchased, together with interest accrued, if any, to but not including the repurchase date.

DESCRIPTION OF COLLATERAL AND INTERCREDITOR AGREEMENTS

        The following summary of our collateral and intercreditor agreements is subject to and qualified in its entirety by reference to the detailed provisions of the security and guarantee agreements, the collateral trust and intercreditor agreement and the other agreements relating to the Collateral. We urge you to read those agreements and the indenture governing the notes because they, and not this description, define your rights as a holder of the notes. Copies of such agreements are available upon request to us or the underwriters. This summary should also be read in conjunction with the "Description of Notes" contained in this prospectus supplement.

Collateral

        Our obligations under the notes will be fully and unconditionally guaranteed, jointly and severally, subject to certain limitations, by the Subsidiary Guarantors.

        Our direct obligations under the notes will not be secured. The subsidiary guarantees will be secured (subject to permitted liens) on a second priority basis by liens on substantially the same assets that secure borrowings under our existing senior secured credit facility, and which will secure borrowings under the Tranche 3 Term Loan, on a first priority basis (other than cash or cash equivalents securing letter of credit obligations). The second priority liens on the Collateral will run in favor of a second priority collateral agent for the benefit of the holders of our second priority debt obligations, including for the holders of the notes, and will be subject to the terms of the collateral trust and intercreditor agreement described below. The second priority liens will be shared equally and ratably (subject to permitted liens) with guarantees of our other second priority debt obligations in the distribution of the Collateral, including, after giving effect to the Refinancing Transactions, the guarantees of our 7.5% Notes due 2017. We may also incur additional debt that is secured by the Collateral on a senior priority basis and second priority basis. We may incur such debt without the consent of the holders of the notes.

        The Collateral securing guarantees of our existing senior secured credit facility and the notes will initially consist primarily of the following assets of the subsidiary guarantors:

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  accounts receivable and chattel paper;

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  deposit accounts;

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  cash management accounts;

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  contracts, documents, general intangibles and instruments; and

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  intellectual property, script lists, pharmaceutical inventory and other eligible inventory

Exercise of Remedies and Application of Proceeds

        All rights against the Collateral are subject to the terms and provisions of the collateral trust and intercreditor agreement, among us, the Subsidiary Guarantors, the senior collateral agent, the second priority collateral trustee, which, after giving effect to the Refinancing Transactions and this offering, represents the holders of the 7.5% Notes due 2017 and the notes offered hereby, and each other second priority debt representative that becomes a party thereto. Pursuant to the collateral trust and intercreditor agreement, the second priority collateral trustee has the authority to act as the exclusive agent for each of the parties to our second priority obligations, including for holders of the notes, with respect to the enforcement of any remedy against the Collateral.

        The decision of whether, and to what extent, to exercise remedies against the Collateral will be solely at the direction of the then controlling party under the collateral trust and intercreditor agreement. Initially, and for so long as our existing senior secured credit facility and Tranche 3 Term

Loan or any refinancing of our existing senior secured credit facility, is in effect, the controlling party under the collateral trust and intercreditor agreement will be the senior collateral agent and the lenders under the existing senior secured credit facility, or any such refinancings, that hold, in the aggregate, a majority of the outstanding loans and unused commitments under the existing senior secured credit facility, or any such refinancings (the "majority senior parties"). Following the date on which (i) all obligations under our existing senior secured credit facility and the Tranche 3 Term Loan and any such refinancings, have been paid in full, including any hedging agreements, (ii) all lending commitments under our existing senior secured credit facility and the Tranche 3 Term Loan and any such refinancings, have been terminated, and (iii) there are no outstanding letters of credit under our existing senior secured credit facility and any such refinancings, other than any such letters of credit as have been fully cash collateralized pursuant to the terms of our existing senior secured credit facility (the "senior obligation payment date"), the second priority collateral trustee and the trustee or other representatives of the second priority obligations representing a majority of all of our second priority obligations (the "second priority instructing group") will have the exclusive right to exercise any right or remedy with respect to the Collateral. The terms of the notes provide that holders of notes are deemed to consent to an amendment to the collateral trust and intercreditor agreement that would extend such control rights to any other first priority debt, so long as any first priority debt obligations are outstanding, prior to the second priority debt obligations having any right to control actions.

        The second priority collateral trustee and the holders of the second priority obligations, including the holders of the notes, will not have any right to initiate or direct the exercise of remedies against the Collateral while our existing senior secured credit facility and the Tranche 3 Term Loan and any such refinancings, or possibly other first priority debt, exists. As a result, even following an event of default, including a bankruptcy proceeding, under the indenture governing the notes and an acceleration of the debt evidenced by the notes, neither the trustee nor the holders of the notes will have any right or ability to exercise or cause the exercise of remedies against the Collateral while the existing senior secured credit facility and the Tranche 3 Term Loan or any such refinancing, or any other first priority debt obligation, if any, exists. During any period after the senior obligation payment date, the controlling party will be the second priority collateral trustee and the second priority instructing group.

        If the second priority collateral trustee or any holder of any second priority obligation receives any cash proceeds or other monies in respect of the Collateral by exercise of any rights of set-off or otherwise at any time before the senior obligation payment date, such proceeds or monies are required to be delivered to the senior collateral agent to be applied in accordance with the terms of the collateral trust and intercreditor agreement.

        The cash proceeds of any sales of, or collections on, any Collateral received upon the exercise of remedies, including pursuant to a bankruptcy proceeding, will be applied pursuant to the collateral trust and intercreditor agreement in the following order of priority:

        First, to the payment of all unpaid fees, expenses, reimbursements and indemnifications of the senior collateral agent and the second priority collateral trustee, on a pro-rata basis;

        Second, to the second priority collateral trustee, the senior collateral agents and any other senior secured parties to reimburse such parties for any advances pro rata based on the accounts so advanced;

        Third, to the payment of all obligations under our existing senior secured credit facility and the Tranche 3 Term Loan or any such refinancings or any other first priority debt obligation, if any;

        Fourth, to the payment of all fees, expenses, reimbursements or indemnifications of the trustee, administrative agent, security agent or similar agent under each second priority debt obligation, including the 7.5% Notes due 2017, the notes offered hereby and any additional second priority debt obligation incurred to refinance a second priority obligation, on a pro-rata basis;

        Fifth, to the trustee, administrative agent, security agent or similar agent under each second priority debt obligation, to reimburse such parties for any advances, pro rata based on the amounts so advanced;

        Sixth, to the payment of all second priority debt obligations, including the notes and the 7.5% Notes due 2017 and any additional second priority debt obligation incurred to refinance a second priority debt obligation, on a pro rata basis; and

        Seventh, to us and the subsidiary guarantors or to whomever else may be lawfully entitled to receive the proceeds.

        The terms of the notes provide that, without limiting the restrictions in the indenture governing the notes, holders of notes are deemed to consent to any amendment to the collateral trust and intercreditor agreement approved by the senior credit facility lenders that would change the amount, or any restrictions on the terms, of debt that may be secured by liens on the Collateral.

Releases of Collateral

        The majority of the senior secured parties may release the first priority lien on any Collateral, in whole or in part, by giving written instructions to the senior collateral agent. Notwithstanding the foregoing, the release of substantially all of the Collateral securing the secured obligations under our existing senior secured credit facility or the Tranche 3 Term Loan or any such refinancings requires the written consent of all the senior secured parties.

        The second priority lien on any Collateral may also, at any time, be released in part by the second priority collateral trustee pursuant to written instructions of the second priority instructing group. Notwithstanding the foregoing, the release of all or substantially all of the Collateral securing the second priority obligations requires the consent of all of the parties to the second priority debt obligations, including the consent of the holders of the notes. If the lenders under our existing senior secured credit facility (including the Tranche 3 Term Loan) and any such refinancings, at any time release the first priority liens on Collateral, in whole or in part, securing our obligations under the senior credit facility and any such refinancings, then, under the terms of the indenture for the notes and the indenture for the 7.5% Notes due 2017, the holders of the notes and the 7.5% Notes due 2017 will be deemed to have given approval (including for purposes of determining actions of the second priority instructing group) for the release of the liens securing the second priority debt, so long as (i) no lien securing any indebtedness remains on such Collateral, and (ii) after giving effect to any release of the second priority lien on such Collateral, at least $300.0 million aggregate principal amount of indebtedness remains outstanding under our existing senior secured credit facility (including any refinancing).

        The collateral trust and intercreditor agreement provides that in the event of a sale, transfer or other disposition of Collateral following certain events of default under the senior debt documents or the second priority debt documents, any security interest or lien of the second priority debt parties in such Collateral (but not the proceeds thereof to the extent that such proceeds are to be applied to second priority debt obligations) will terminate and be released automatically and without further action if the senior lien in such Collateral is released. In addition, the collateral trust and intercreditor agreement, our existing senior secured credit facility, the indenture governing the notes and the other agreements governing the first priority and second priority liens permit us to dispose of the Collateral, with a corresponding release of the lien on the Collateral, to the extent permitted by the senior debt documents and the second priority debt documents. As a result, a disposition that does not violate the asset disposition covenant in the indenture governing the notes may result in a release of the lien on those assets without the consent of the senior secured parties or the parties to the second priority debt obligations. See "Description of Notes—Security for Subsidiary Guarantees" for certain other circumstances under which liens on the Collateral securing guarantees of the notes may be released, including without the consent of holders of notes. Currently permitted dispositions pursuant to the senior debt documents and other second priority debt documents, any of which may be amended without the consent of holders of notes, include:

  •
  dispositions of inventory at retail, cash, cash equivalents and other cash management investments and obsolete, unused, uneconomic or unnecessary equipment or inventory, in each case in the ordinary course of business;

  •
  certain sales of overdue accounts arising in the ordinary course of business (subject to certain exceptions);

  •
  sales of accounts receivables relating to worker's compensation claims to collection agencies, pursuant to Rite Aid's customary cash management procedures; and

  •
  other sales or dispositions of real or personal property not in the ordinary course of business; provided that (a) the aggregate consideration received for such sales and dispositions do not exceed $200.0 million in any fiscal year and (b), subject to certain exceptions, at least 75% of such consideration shall consist of cash.

Amendment to Collateral Documents

        The majority senior parties and second priority instructing group may amend, supplement or waive any provision of the collateral trust and intercreditor agreement unless:

  •
  it requires our consent or increases our or any Subsidiary Guarantor's obligations or reduces our or any Subsidiary Guarantor's rights;

  •
  it requires the consent of the second priority collateral trustee or increases the obligations or reduces the rights of the second priority collateral trustee; or

  •
  it adversely affects the rights of the second priority debt parties under a particular second priority facility, as the case may be, in a manner materially different from its effect on the other second priority facilities.

        In any of the above cases, the party (or its representative, as applicable) whose consent is required or which is adversely affected must give its consent. The terms of the notes and the terms of the 7.5% Notes due 2017 deem the holders of notes and the 7.5% Notes due 2017, respectively, to have consented (including for purposes of determining actions of the second priority instructing group) to various amendments, which could be adverse to holders of notes, being made to the second priority collateral documents, including the collateral trust and intercreditor agreement.

DESCRIPTION OF NOTES

        You can find the definitions of terms used in this description under the subheading "Definitions." In this description, the words "Company," "we," "us" and "our" refer only to Rite Aid Corporation and not to any of its subsidiaries.

        We will issue the Notes under an indenture to be dated as of July 9, 2008 (the "Indenture"), among the Company, the Subsidiary Guarantors and The Bank of New York Trust Company, N.A., as trustee (the "Trustee").

        We urge you to read the Indenture because it, and not this description, defines your rights as a holder of these 10.375% senior secured notes due 2016 (the "Notes"). We have filed a copy of the proposed form of Indenture with the SEC as an exhibit to the registration statement of which this prospectus supplement is a part, and you can access this information as described under "Where You Can Find More Information."

        We can issue up to $425 million of Notes now (the "Offered Notes") and an unlimited principal amount of additional Notes at later dates under the same Indenture, subject to the limitations contained in "Restrictive Covenants". We can issue additional Notes as part of the same series or as an additional series. Any additional Notes that we issue in the future will be identical in all respects to the Offered Notes that we are issuing now, except that Notes issued in the future will have different issuance prices and issuance dates and may have a different CUSIP number. We will issue Notes only in fully registered form without coupons, in denominations of $2,000 and integral multiples of $1,000.

Principal, Maturity and Interest

        The Notes will mature on July 15, 2016. We are issuing $470 million aggregate principal amount of Offered Notes.

        Interest on the Offered Notes will accrue at a rate of 10.375% per annum and will be payable semi-annually in arrears on January 15 and July 15, commencing on January 15, 2009. We will pay interest to those persons who were holders of record on the January 1 or July 1 immediately preceding each interest payment date.

        Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking

        The Notes will be:

  •
  unsubordinated, unsecured obligations of the Company;

  •
  equal in ranking ("pari passu") with all existing and future unsubordinated, unsecured debt of the Company; and

  •
  guaranteed on a subordinated basis by the Subsidiary Guarantors that guarantee the Senior Credit Facility and these guarantees will be secured by second priority liens (subject to Permitted Liens) on the Collateral shared with Second Priority Debt that shares equally with the Notes in distributions of Collateral, in each case, subject to provisions governing releases of those guarantees and the Collateral.

        As of March 1, 2008, after giving effect to the Refinancing Transactions and assuming the purchase of all Tender Offer Notes tendered as of 5:00 p.m., New York City time, on June 30, 2008, our issuance of the 8.5% Convertible Notes and the redemption of the 6.125% Notes and the redemption of any 7.5% Notes due 2015 that remain outstanding after the consummation of the Tender Offer:

  •
  the total outstanding debt of us and the Subsidiary Guarantors (including current maturities and capital lease obligations, but excluding unused commitments, undrawn letters of credit and off balance sheet obligations under our accounts receivable securitization program) would have been approximately $6.1 billion;

  •
  none of our or any Subsidiary Guarantors' debt would have been subordinated to the Notes or the Subsidiary Guarantees;

  •
  the total outstanding debt of the Company and the Subsidiary Guarantors that would be senior to the subordinated guarantees of the Notes by the Subsidiary Guarantors and have the benefit of first priority liens on the Collateral would have been approximately $2.4 billion (including the Tranche 3 Term Loan but not including any additional borrowings under our senior secured revolving credit facility after March 1, 2008 and not including $184.8 million of outstanding letters of credit); and

  •
  the total outstanding debt of us and the Subsidiary Guarantors that would have the benefit of pari passu subordinated guarantees from the Subsidiary Guarantors and share pari passu, subject to Permitted Liens, second priority liens on the Collateral would have been approximately $926 million (including the Notes).

        We only have a stockholder's claim in the assets of our Subsidiaries. This stockholder's claim is junior to the claims that creditors of our Subsidiaries have against our Subsidiaries. Holders of the Notes will only be creditors of the Company and of those Subsidiaries that are Subsidiary Guarantors. In the case of Subsidiaries that are not Subsidiary Guarantors, all of the existing and future liabilities of these Subsidiaries, including any claims of trade creditors and preferred stockholders, will be structurally senior to the Notes.

        As our Subsidiaries conduct substantially all of our operations, our ability to service our debt, including the Notes, is dependent upon the earnings of our Subsidiaries, and their ability to distribute those earnings as dividends, loans or other payments to us. Certain laws restrict the ability of our Subsidiaries to pay us dividends or make loans and advances to us. If these restrictions are applied to Subsidiaries that are not Subsidiary Guarantors, then we would not be able to use the earnings of those Subsidiaries to make payments on the Notes. Furthermore, under certain circumstances, bankruptcy "fraudulent conveyance" laws or other similar laws could invalidate the Subsidiary Guarantees or the liens securing them. If this were to occur, we would also be unable to use the earnings of these Subsidiary Guarantors to the extent they face restrictions on distributing funds to us. Any of the situations described above could make it more difficult for us to service our debt.

        As of March 1, 2008, after giving effect to the Refinancing Transactions and the redemption of any 7.5% Notes that remain outstanding after consummation of the Tender Offer, the total balance sheet liabilities of the Subsidiary Guarantors, excluding intercompany liabilities and unused commitments and undrawn letters of credit made by lenders, was approximately $4.0 billion. This represented approximately 99% of the liabilities held by our Subsidiaries.

        The Subsidiary Guarantors and our other Subsidiaries have other liabilities, including contingent liabilities, that may be significant. The Indenture contains limitations on the amount of additional Debt that we and the Restricted Subsidiaries may incur. However, the amounts of this Debt could nevertheless be substantial and may be Incurred either by Subsidiary Guarantors or by our other Subsidiaries.

        The Notes are unsecured obligations of the Company. Secured debt of the Company will be effectively senior to the Notes to the extent of the value of the assets securing this debt. While the

Subsidiary Guarantees are secured, other secured debt of the Subsidiary Guarantors will be effectively senior to the Notes to the extent that this debt has any of the following:

        (1)    a higher priority lien on the Collateral securing the Subsidiary Guarantees of the Notes; or

        (2)    a lien on other Property that is not Collateral that secures the Subsidiary Guarantees of the Notes.

In either of the above cases, the other secured debt will be effectively senior to the Notes to the extent of either:

        (1)    the value of the assets securing the other secured Debt, or

        (2)    the amount of the other secured Debt, whichever is less.

        See "Risk Factors—Risks Related to this Offering and the Notes."

Subsidiary Guarantees

        Our obligations under the Indenture, including the repurchase obligation resulting from a Change of Control, will be fully and unconditionally guaranteed, jointly and severally, on a subordinated basis, by our Subsidiaries that guarantee the Senior Credit Facility and these guarantees will be secured by shared second priority liens (subject to Permitted Liens) on the Collateral, in each case subject to provisions governing releases of these guarantees and the Collateral.

        The Subsidiary Guarantors currently generate all of our revenue. As of March 1, 2008, our Subsidiaries that were Subsidiary Guarantors represented the following approximate percentages of the assets and revenues of the Company, on a consolidated basis:

99%	of our consolidated assets were represented by Subsidiaries that were Subsidiary Guarantors
100%	of our consolidated total revenues were represented by Subsidiaries that were Subsidiary Guarantors

        The Guarantees of the Notes will be full and unconditional and joint and several and there will be no restrictions on the ability of the Company to obtain funds from the Subsidiary Guarantors. Also, the Company has no independent assets or operations and the Subsidiaries that are not Guaranteeing the Notes are insignificant. Accordingly, condensed consolidated financial information for the Company and its Subsidiaries is not presented in this prospectus supplement.

        If all of the Capital Stock of a Subsidiary Guarantor is sold, transferred or otherwise disposed of pursuant to a transaction permitted by the Second Priority Debt Documents, such Subsidiary Guarantor will be released from its obligations under the Second Priority Subsidiary Guarantee Agreement without further action.

        Subject to any other consent required under the terms of the applicable Second Priority Collateral Documents, the holders of Notes will be deemed to have consented (including for purposes of determining actions of the Second Priority Instructing Group) to the release of a Subsidiary Guarantee of the Notes provided by a Subsidiary Guarantor, without any action required on the part of the Trustee or any holder of the Notes, upon such Subsidiary Guarantor ceasing to Guarantee or be an obligor in respect of, or to pledge any of its assets to secure, any Senior Obligations; provided, however, that after giving effect to such release (i) at least $300 million in aggregate principal amount of Senior Obligations under Credit Facilities will thereafter remain outstanding and (ii) such Subsidiary Guarantor ceases to Guarantee or be an obligor in respect of, or to pledge any of its assets to secure, any Secured Obligation.

        In addition, a Subsidiary Guarantee of the Notes provided by a Subsidiary Guarantor may be released only in respect of the Notes:

          (a)    upon request of the Company without consent of any holder of the Notes unless, within 20 Business Days after written notice of the proposed release of such Subsidiary Guarantor is mailed to the Trustee and the holders of the Notes, holders of 25% of the outstanding principal amount of Notes deliver to the Company a written objection to such release; or

          (b)    with the written consent of the holders of at least a majority of the aggregate principal amount of the Notes then outstanding.

        Under the circumstances described in clauses (a) and (b) above, holders of the Notes (and the holders of the 7.5% Notes due 2017 pursuant to the terms of those notes) will also be deemed to have consented to such release for purposes of any consent required under the Second Priority Collateral Documents (including for purposes of determining actions of the Second Priority Instructing Group).

        At the request of the Company, the Trustee will execute and deliver any documents, instructions or instruments evidencing the consent of the holders of the Notes to any such release. The Indenture will also direct the Trustee, in its capacity as Second Priority Representative for holders of Notes, to take such action under the Second Priority Collateral Documents or otherwise as may be requested by the Company to give effect to any such release.

        The Subsidiary Guarantee of any Subsidiary Guarantor may also be released as described under "—Defeasance."

        In addition, the Subsidiary Guarantees (a) will terminate when all the Second Priority Debt Obligations have been paid in full and (b) will continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of any Second Priority Debt Obligations is rescinded or must otherwise be restored by any Second Priority Debt Party or any Subsidiary Guarantor upon the bankruptcy or reorganization of the Company, any Subsidiary Guarantor or otherwise.

        The obligations of each Subsidiary Guarantor under the Second Priority Subsidiary Guarantee Agreements (the "Second Priority Guarantee Obligations") are limited (and subject to automatic reduction) to the extent necessary to prevent the guarantees by a Subsidiary Guarantor and the guarantee by that Subsidiary Guarantor of the Senior Obligations from constituting fraudulent conveyances. However, the guarantees of the Senior Obligations will only be limited (or reduced) after the subordinated guarantees for the Notes and the other Second Priority Debt Obligations are extinguished.

        The Second Priority Subsidiary Guarantee Agreement may be amended or otherwise modified by agreement of each Subsidiary Guarantor affected thereby and the Second Priority Collateral Trustee, with the written consent of the Second Priority Instructing Group unless the amendment adversely affects the rights of the holders of any particular Second Priority Debt Facility, in a manner materially different from its effect on the other Second Priority Debt Facilities, in which case the amendment requires the consent of a majority in principal amount of the holders of the Second Priority Debt Facility so adversely affected. Accordingly, the Second Priority Subsidiary Guarantee Agreement may, if the Notes do not represent a majority of the outstanding Second Priority Debt Obligations, be amended without the consent of the holders of Notes or the Trustee, unless the holders of Notes are adversely affected in a materially different manner. Upon issuance, the Notes will represent approximately 46% of the outstanding Second Priority Debt Obligations, following the release of all liens securing guarantees of the 8.125% Notes and the 7.5% Notes due 2015. This percentage can increase or decrease as Second Priority Debt Obligations are Repaid or Incurred. The consent of holders of Notes to any such amendment or other modification will be deemed to have been given as described under "—Amendments and Waivers." The consent of holders of the 7.5% Notes due 2017 will also be deemed to have been given under similar circumstances, and the Notes together with the 7.5% Notes due 2017 will represent 100% of the outstanding Second Priority Debt Obligations, following the release of all liens securing guarantees of the 8.125% Notes and the 7.5% Notes due 2015.

Subordination of Subsidiary Guarantees

        The obligations of the Subsidiary Guarantors under the Second Priority Subsidiary Guarantee Agreement will be subordinated in right of payment to the prior payment when due of the guarantees by such Subsidiary Guarantors of the Senior Bank Obligations (including the Tranche 3 Term Loan) and may become subordinated to any Additional Senior Debt Obligations. The terms of the Senior Credit Facility and the Indenture permit us to Incur a substantial amount of Additional Senior Debt Obligations.

        Subject to any other consent required under the terms of the applicable Second Priority Debt Document, the holders of Notes will be deemed to have consented (including for purposes of determining actions of the Second Priority Instructing Group) to the amendment of the Second Priority Subsidiary Guarantee Agreement to subordinate, on comparable terms, the obligations of the Subsidiary Guarantors under the Second Priority Subsidiary Guarantee Agreement to the prior payment when due of the guarantees by such Subsidiary Guarantors of any Additional Senior Debt. If such an amendment is made, references to the Senior Bank Obligations and the Senior Credit Facility in the following description would include such Additional Senior Debt.

        As a result of this subordination, no payment will be made on account of the Second Priority Guarantee Obligations of any Subsidiary Guarantor until (i) the Senior Bank Obligations (including the Tranche 3 Term Loan) have been paid in full, (ii) all lending commitments under the Senior Credit Facility have been terminated, and (iii) there are no outstanding letters of credit under the Senior Credit Facility other than such as have been fully collateralized.

        Also:

          (a)    no direct or indirect payment or distribution on account of the Second Priority Guarantee Obligations may be made until the obligations of such Subsidiary Guarantors under the guarantees of the Senior Bank Obligations have been paid in full, and

          (b)    no payment or distribution of cash, properties or securities of any kind or character may be made in respect of the Second Priority Guarantee Obligations of a Subsidiary Guarantor unless payment in full or provision for payment in full in cash or cash equivalents is made in respect of the obligations of such Subsidiary Guarantors under the guarantees of the Senior Bank Obligations, including in any of the following situations or proceedings relating to such Subsidiary Guarantor:

  •
  liquidation, dissolution or winding up;

  •
  reorganization (whether in bankruptcy, insolvency, receivership or similar proceedings); or

  •
  assignments for the benefit of its creditors or otherwise.

        Until all of the obligations of a Subsidiary Guarantor under its guarantee of the Senior Bank Obligations are paid in full or provided for in cash or cash equivalents, if, notwithstanding the subordination provisions above, a payment or distribution is made to holders of Notes that, due to such subordination provisions, should not have been made to them, such holders are required to hold it in trust for the parties under the Senior Bank Obligations and pay it over to them as their interests may appear.

        Following the payment in full in cash or cash equivalents or provision for payment in full in cash or cash equivalents of all obligations of any Subsidiary Guarantor under its guarantee in respect of the Senior Bank Obligations, the holders of the Notes will be subrogated to the rights of the parties under the Senior Bank Obligations to receive payments or distributions of assets in respect of the guarantees of such Subsidiary Guarantor in respect of such obligations until all amounts owing in respect of such obligations of such Subsidiary Guarantor have been paid in full.

        Because of the subordination provisions contained in the Second Priority Subsidiary Guarantee Agreement, holders of Senior Bank Obligations and other creditors of the Company or the Subsidiary Guarantors may recover disproportionately more than the holders of the Notes recover in a bankruptcy or similar proceeding relating to us or a Subsidiary Guarantor. This could apply even if the Notes or the applicable Subsidiary Guarantee ranked pari passu with the other creditors' claims. In such a case, there may be insufficient assets, or no assets, remaining to pay the principal of or interest on the Notes.

        See "Risk Factors—Risks Related to this Offering and the Notes—The guarantees of the Notes will be subordinated to the guarantees of our first priority debt, including our Tranche 3 Term Loan Facility and, our existing Senior Credit Facility, and the guarantees of the Notes will be secured only to the extent that the first priority debt is oversecured; the terms of the Notes permit, without the consent of holders of Notes, various releases of collateral securing the Notes and Subsidiary Guarantees as well as various amendments to the Second Priority Collateral Documents that could be adverse to holders of Notes" and "Risk Factors—Risks Related to this Offering and the Notes—If the guarantees of the Notes and the liens that secure these guarantees are held to be invalid or unenforceable or are limited in accordance with their terms, the Notes would be unsecured and structurally subordinated to the debt of our subsidiaries."

Security for Subsidiary Guarantees

        The Subsidiary Guarantees of the Notes will be secured by second priority liens (subject to Permitted Liens) granted by our Subsidiary Guarantors on the assets securing our Senior Credit Facility (other than any cash or cash equivalents collateralizing letter of credit obligations), which currently includes substantially all of their inventory and intellectual property. The Senior Credit Facility is also secured by the accounts receivable of the Subsidiary Guarantors but only to the extent such accounts receivable are not included in our off balance sheet accounts receivable securitization program. As of March 1, 2008, proceeds from the sale of accounts receivable in connection with this program totaled $435 million.

        The second priority liens securing the Subsidiary Guarantees of the Notes will be shared equally and ratably (subject to Permitted Liens) with the holders of Second Priority Debt Obligations, which includes the 7.5% Notes due 2017, following the release of all liens securing guarantees of the 8.125% Notes and the 7.5% Notes due 2015, and any additional Second Priority Debt Obligations. The guarantees of the Senior Credit Facility are secured by first priority liens on the Collateral, which liens will be senior to the liens securing the Notes. Pursuant to the Second Priority Collateral Documents, substantial additional Debt may have the benefit of first priority liens on the Collateral or may share the second priority liens securing the Subsidiary Guarantees of the Notes without the consent of holders of Notes. The lenders under the Senior Credit Facility will, at all times, control all remedies or other actions related to the Collateral so long as any Senior Bank Obligations remain outstanding. Subject to any other consent required under the terms of the applicable Second Priority Debt Documents, the holders of Notes (and the holders of the 7.5% Notes due 2017 pursuant to the terms of those notes) will be deemed to have consented (including for purposes of determining actions of the Second Priority Instructing Group) to an amendment of the Intercreditor Agreement to permit, on comparable terms, the lenders under any Senior Obligations to control all remedies or other actions related to the Collateral so long as any Senior Obligations remain outstanding.

        All Collateral used, sold, transferred or otherwise disposed of in accordance with the terms of the Second Priority Debt Documents, including any waiver or amendment of these documents, will automatically be released from the Lien securing Subsidiary Guarantees of the Notes so that the use, sale, transfer or other disposition may be made free of such Lien (including pursuant to our accounts receivable securitization program). Accordingly, subject to the terms of the other Second Priority Debt Documents, any such sale, transfer or other disposition of Collateral in a transaction that does not violate the asset sale covenant in the Indenture governing the Notes may result in a release of the Lien on such Collateral securing Subsidiary Guarantees of the Notes. Because the asset sale covenant of the Indenture does not restrict transfers of assets by Subsidiaries of the Company to the Company, any transfer of Collateral to the Company could result in such assets ceasing to constitute Collateral and secure the Notes. In addition, the Liens securing Subsidiary Guarantees of the Notes may be released pursuant to directions from the Second Priority Instructing Group, unless the release involves all or substantially all the Collateral, in which case such release shall require the consent of the holders of the Notes. Accordingly, unless all or substantially all the Collateral is being released, substantial Collateral may be released without the consent of the holders of Notes or the Trustee. Furthermore, as described below, under certain circumstances the holders of Notes may be deemed to consent to a release of all or substantially all of the Collateral. See "Description of Collateral and Intercreditor Arrangements."

        In addition, subject to any other consent required under the terms of the applicable Second Priority Debt Documents, the holders of Notes will be deemed to have consented (including for purposes of determining actions of the Second Priority Instructing Group) to the release of assets included in the Collateral from the Liens securing Subsidiary Guarantees of the Notes under any one or more of the following circumstances:

          (a)    if all other Liens on that asset securing the Senior Obligations (including all commitments thereunder) are released; provided, however, that after giving effect to the release (i) at least $300 million in aggregate principal amount of Senior Obligations under Credit Facilities will remain outstanding and (ii) there remains no Lien on such assets securing Secured Obligations;

          (b)    if we provide substitute collateral with at least an equivalent fair value, as determined in good faith by our Board of Directors (as evidenced by a resolution of the Board of Directors);

  provided, however, that after giving effect to such substitution there remains no Lien on the released assets securing Secured Obligations; or

          (c)    if all of the Capital Stock of any of the Company's Subsidiaries that is pledged as Collateral is released or if any Subsidiary that is a Subsidiary Guarantor is released from its Subsidiary Guarantee, such Subsidiary's assets will also be released from the Liens securing its Subsidiary Guarantee of the Notes; provided, however, that after giving effect to the release there remains no Lien on such assets securing any Secured Obligations.

        In addition, assets securing a Subsidiary Guarantee of the Notes may be released only in respect of the Notes:

          (x)    upon request of the Company without consent of any holder of the Notes unless, within 20 Business Days after written notice of the proposed release of such Collateral from the Liens securing Subsidiary Guarantees of the Notes is mailed to the Trustee and the holders of Notes, holders of 25% of the outstanding principal amount of Notes deliver to the Company a written objection to such release; or

          (y)    with the written consent of the holders of at least a majority of the aggregate principal amount of the Notes then outstanding.

        Under the circumstances described in clauses (x) and (y) above, holders of Notes will also be deemed to have consented to such release for purposes of any consent required under the Second Priority Collateral Documents (including for purposes of determining actions of the Second Priority Instructing Group).

        At the request of the Company, the Trustee will execute and deliver any documents, instructions or instruments evidencing the consent of the holders of the Notes to such release. The Indenture will also direct the Trustee, in its capacity as Second Priority Representative for holders of Notes, to take such action under the Second Priority Collateral Documents or otherwise as may be requested by the Company to give effect to any such release.

        Liens on Collateral securing Subsidiary Guarantees of the Notes may also be released as described under "—Defeasance". To the extent the Notes are ever secured directly by Liens on Collateral, such Liens could be released on a comparable basis to the release of Liens on Collateral securing Subsidiary Guarantees of the Notes.

        The terms of the 7.5% Notes due 2017 contain similar deemed consents by holders of such notes (including for purposes of determining actions of the Second Priority Instructing Group).

Optional Redemption

        The Company may choose to redeem the Notes at any time. If it does so, it may redeem all or any portion of the Notes, at once or over time, after giving the required notice under the Indenture.

        To redeem the Notes prior to July 15, 2012, the Company must pay a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). Any notice to holders of Notes of such a redemption needs to include the appropriate calculation of the redemption price, but does not need to include the redemption price itself. The actual redemption price must be set forth in an Officers' Certificate delivered to the Trustee no later than two Business Days prior to the redemption date.

        "Applicable Premium" means, with respect to any Note on any redemption date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (a) the present value at such redemption date of (1) the redemption price of such Note at July 15, 2012, (such redemption price being set forth in the table below) plus (2) all required interest payments due on such Note through July 15, 2012 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate on such redemption date plus 75 basis points over (b) the principal amount of such Note.

        "Treasury Rate" means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such statistical release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to July 15, 2012; provided, however, that if the period from the redemption date to

July 15, 2012 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

        Beginning on July 15, 2012, the Notes may be redeemed at the redemption prices set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for Notes redeemed during the 12-month period commencing on July 15 of the years set forth below, and are expressed as percentages of principal amount:

Redemption Year	Price
2012	105.188%
2013	102.594%
2014 and thereafter	100.000%

        In addition, at any time and from time to time, prior to July 15, 2011, the Company may redeem up to a maximum of 35% of the original aggregate principal amount of the Notes (including additional Notes, if any) with the proceeds of one or more Equity Offerings, at a redemption price equal to 110.375% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption, at least 65% of the original aggregate principal amount of the Notes (including additional Notes, if any) remains outstanding. Any such redemption shall be made within 75 days of the completion of such Equity Offering upon not less than 30 nor more than 60 days' prior notice.

        If the optional redemption date is on or after a record date and on or before the relevant interest payment date, the accrued and unpaid interest, if any, will be paid to the person or entity in whose name the Note is registered at the close of business on that record date, and no additional interest will be payable to holders whose Notes shall be subject to redemption.

Sinking Fund

        There will be no mandatory sinking fund payments for the Notes.

Repurchase at the Option of Holders Upon a Change of Control

        Upon the occurrence of a Change of Control, each holder of Notes will have the right to require us to repurchase all or any part of such holder's Notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). If the purchase date is on or after a record date and on or before the relevant interest payment date, the accrued and unpaid interest, if any, will be paid to the person or entity in whose name the Note is registered at the close of business on that record date, and no additional interest will be payable to holders whose Notes shall be subject to purchase.

        Within 30 days following any Change of Control, the Company shall:

          (a)    cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States; and

          (b)    send, by first-class mail, with a copy to the Trustee, to each holder of Notes, at such holder's address appearing in the register for the Notes, a notice stating:

            (1)    that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the covenant entitled "Repurchase at the Option of Holders Upon a Change of Control" and that all Notes timely tendered will be accepted for payment;

            (2)    the Change of Control Purchase Price and the purchase date, which shall be, subject to any contrary requirements of applicable law, a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed;

            (3)    the circumstances and relevant facts regarding the Change of Control (including, to the extent reasonably practicable, information with respect to pro forma historical income, cash flow and capitalization after giving effect to the Change of Control); and

            (4)    the procedures that holders of Notes must follow in order to tender their Notes (or portions thereof) for payment, and the procedures that holders of Notes must follow in order to withdraw an election to tender Notes (or portions thereof) for payment.

        We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described above, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under this covenant by virtue of such compliance.

        The Change of Control repurchase feature is a result of negotiations between us and the underwriters. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. Subject to the covenants described below, we could, in the future, enter into transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of debt outstanding at such time or otherwise affect our capital structure or credit ratings.

        The definition of Change of Control includes a phrase relating to the sale, transfer, assignment, lease, conveyance or other disposition of "all or substantially all" the Company's assets. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, if the Company disposes of less than all its assets by any of the means described above, the ability of a holder of Notes to require the Company to repurchase its Notes may be uncertain. In such a case, holders of the Notes may not be able to resolve this uncertainty without resorting to legal action.

        The Senior Credit Facility provides that the occurrence of certain of the events that constitute a Change of Control will constitute a default under such facility.

        Other existing debt of the Company contains, and future debt of the Company may contain, prohibitions of events that would constitute a Change of Control or that would require such debt to be repurchased upon a Change of Control (which following the Refinancing Transactions includes, the 7.5% Notes due 2017, the Company's 8.625% senior notes due 2015, the Company's 9.5% senior notes due 2017, the Company's 9.375% senior notes due 2015 and the Company's 8.5% convertible notes due 2015). Moreover, the exercise by holders of Notes of their right to require us to repurchase their Notes could cause a default under existing or future debt of the Company, even if the Change of Control itself does not result in a default under existing or future debt, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to holders of Notes upon a repurchase may be limited by our financial resources at the time of such repurchase. Therefore, we cannot assure you that sufficient funds will be available when necessary to make any required repurchases. Our failure to purchase Notes in connection with a Change of Control would result in a default under the Indenture. Such a default would, in turn, constitute a default under our existing debt, and may constitute a default under future debt as well. Our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of a majority in aggregate principal amount of the outstanding Notes. See "—Amendments and Waivers."

Restrictive Covenants

        Covenant Suspension.    During any period of time that:

          (a)    the Notes have Investment Grade Ratings from both Rating Agencies and

          (b)    no Default or Event of Default has occurred and is continuing under the Indenture,

the Company and the Restricted Subsidiaries will not be subject to the following provisions of the Indenture:

  •
  "—Limitation on Debt,"

  •
  "—Limitation on Restricted Payments,"

  •
  "—Limitation on Asset Sales and Specified Collateral Dispositions,"

  •
  "—Limitation on Restrictions on Distributions from Restricted Subsidiaries,"

  •
  "—Limitation on Transactions with Affiliates,"

  •
  clauses (a)(1) and (b) of "—Limitation on Sale and Leaseback Transactions,"

  •
  clause (x) of the fourth paragraph (and such clause (x) as referred to in the second paragraph) of "—Designation of Restricted and Unrestricted Subsidiaries," and

  •
  clause (e) of the first paragraph of "—Merger, Consolidation and Sale of Property"

(collectively, the "Suspended Covenants"). Solely for the purpose of determining the amount of Permitted Liens under the "—Limitation on Liens" covenant during any Suspension Period (as defined below) and without limiting the Company's or any Restricted Subsidiary's ability to Incur Debt during any Suspension Period, to the extent that calculations in the "—Limitation on Liens" covenant refer to the "—Limitation on Debt" covenant, such calculations shall be made as though the "—Limitation on Debt" covenant remains in effect during the Suspension Period. In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding sentences and, on any subsequent date (the "Reversion Date"), one or both of the Rating Agencies withdraws its ratings or downgrades the ratings assigned to the Notes below the required Investment Grade Ratings or a Default or Event of Default occurs and is continuing, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the "Suspension Period." Notwithstanding that the Suspended Covenants may be reinstated, no Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period. On the Reversion Date, all Debt Incurred during the Suspension Period will be classified to have been Incurred pursuant to clause (1) of the first paragraph or one of the clauses set forth in the second paragraph of the covenant described under "—Limitation on Debt" (to the extent such Debt would be permitted to be Incurred thereunder as of the Reversion Date and after giving effect to Debt Incurred prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Debt would not be permitted to be Incurred pursuant to clause (1) of the first paragraph or one of the clauses set forth in the second paragraph of the covenant described under "—Limitation on Debt," such Debt will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (k) of the second paragraph of the covenant described under "—Limitation on Debt." Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under the covenant described under "—Limitation on Restricted Payments" will be made as though the covenant described under "—Limitation on Restricted Payments" had been in effect during the entire period of time from February 12, 2003. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under the first paragraph of the covenant described under "—Limitation on Restricted Payments" following any Reversion Date, and the items specified in clauses (c)(1) through (c)(4) of the first paragraph of the covenant described under "—Limitation on Restricted Payments" will increase the amount available to be made under the first paragraph thereof following any Reversion Date. For purposes of determining compliance with the first five paragraphs of the covenant described under "—Limitation on Asset Sales and Specified Collateral Dispositions," on the Reversion Date, the Net Available Cash from all Asset Sales not applied in accordance with the covenant will be deemed to be reset to zero.

        Limitation on Debt.    The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Debt unless, after giving effect to the application of the proceeds thereof, no Default or Event of Default would occur as a consequence of such Incurrence and no Default or Event of Default would be continuing following such Incurrence and application of proceeds and either:

          (1)    such Debt is Debt of the Company or a Subsidiary Guarantor and after giving effect to the Incurrence of such Debt and the application of the proceeds thereof, the Consolidated Interest Coverage Ratio would be greater than 2.00 to 1.00; or

          (2)    such Debt is Permitted Debt.

The term "Permitted Debt" is defined to include the following:

          (a)    the Offered Notes issued on the Issue Date and Debt of Subsidiary Guarantors, including any future Guarantor, evidenced by guarantees relating to the Offered Notes issued on the Issue Date;

          (b)    Debt of the Company or a Subsidiary Guarantor (including Guarantees thereof) (i) under any Credit Facilities, (ii) Incurred pursuant to a Real Estate Financing Transaction, a Sale and Leaseback Transaction or an Equipment Financing Transaction, (iii) Incurred in respect of Capital Lease Obligations, (iv) Incurred pursuant to Debt Issuances or (v) Incurred by a Receivables Entity, whether or not a Subsidiary Guarantor, in a Qualified Receivables Transaction that is not recourse to the Company or any other Restricted Subsidiary (except for Standard Securitization Undertakings), provided that the aggregate principal amount of all such Debt in clauses (i) through (v) hereof at any one time outstanding shall not exceed the greater of (1) $3,500 million, which amount shall be permanently reduced by the amount of Net Available Cash used to Repay Debt under the Credit Facilities, and not subsequently reinvested in Additional Assets or used to purchase Notes or Repay other Debt, pursuant to the covenant described under "—Limitation on Asset Sales and Specified Collateral Dispositions" and (2) the sum of the amount equal to (a) 60% of the book value of the inventory (determined using the first-in-first-out method of accounting) of the Company and the Restricted Subsidiaries and (b) 85% of the book value of the accounts receivables of the Company and the Restricted Subsidiaries, including any Receivables Entity that is a Restricted Subsidiary;

          (c)    [intentionally omitted];

          (d)    Debt of the Company outstanding on the Issue Date and evidenced by the 7.5% Notes due 2017 and of Subsidiary Guarantors, including any future Guarantor, evidenced by guarantees relating to the 7.5% Notes due 2017;

          (e)    Debt Incurred after the Issue Date in respect of Purchase Money Debt, provided that the aggregate principal amount of such Debt does not exceed 80% of the Fair Market Value (on the date of the Incurrence thereof) of the Property acquired, constructed, developed or leased, including additions and improvements thereto;

          (f)    Debt of the Company owing to and held by any consolidated Restricted Subsidiary and Debt of a Restricted Subsidiary owing to and held by the Company or any consolidated Restricted Subsidiary; provided, however, that any subsequent issue or transfer of Capital Stock or other event that results in any such consolidated Restricted Subsidiary ceasing to be a consolidated Restricted Subsidiary or any subsequent transfer of any such Debt (except to the Company or a consolidated Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Debt by the issuer thereof;

          (g)    Debt under Interest Rate Agreements entered into by the Company or a Restricted Subsidiary for the purpose of limiting interest rate risk of the financial management of the Company or such Restricted Subsidiary and not for speculative purposes, provided that the obligations under such agreements are directly related to payment obligations on Debt otherwise permitted by the terms of this covenant;

          (h)    Debt under Currency Exchange Protection Agreements entered into by the Company or a Restricted Subsidiary for the purpose of limiting currency exchange rate risks directly related to transactions entered into by the Company or such Restricted Subsidiary and not for speculative purposes;

          (i)    Debt under Commodity Price Protection Agreements entered into by the Company or a Restricted Subsidiary in the financial management of the Company or that Restricted Subsidiary and not for speculative purposes;

          (j)    Debt in connection with one or more standby letters of credit, banker's acceptance, performance or surety bonds or completion guarantees issued by the Company or a Restricted Subsidiary or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit;

          (k)    Debt outstanding on the Issue Date not otherwise described in clauses (a) through (j) above or clause (q) below;

          (l)    other Debt of the Company or a Subsidiary Guarantor (including Guarantees thereof) in an aggregate principal amount outstanding at any one time not to exceed $600 million;

          (m)    Debt of a Restricted Subsidiary outstanding on the date on which that Restricted Subsidiary was acquired by the Company or otherwise became a Restricted Subsidiary (other than Debt Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of transactions pursuant to which that Restricted Subsidiary became a Subsidiary of the Company or was otherwise acquired by the Company), provided that at the time that Restricted Subsidiary was acquired by the Company or otherwise became a Restricted Subsidiary and after giving effect to the Incurrence of that Debt, the Company would have been able to Incur $1.00 of additional Debt pursuant to clause (1) of the first paragraph of this covenant;

          (n)    Debt arising from the honoring by a bank or other financial institution of a check or draft or other similar instrument inadvertently drawn against insufficient funds, provided that such Debt is extinguished within five Business Days of its Incurrence;

          (o)    endorsements of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business;

          (p)    [intentionally omitted];

          (q)    Debt in respect of Sale and Leaseback Transactions or Real Estate Financing Transactions involving only real property (and the related personal property) owned by the Company or a Subsidiary Guarantor on or after the Issue Date in an aggregate principal amount outstanding at any one time not to exceed $150.0 million, provided that such Sale and Leaseback Transactions or Real Estate Financing Transactions may involve Property other than real property (and the related personal property) owned on or after the Issue Date to the extent the portion of the Debt related to such Property is permitted by another provision of this covenant at the time of Incurrence;

          (r)    Debt in respect of Sale and Leaseback Transactions that are not Capital Lease Obligations Incurred to finance the acquisition, construction and development of Property after the Issue Date, including additions and improvements thereto, provided that any reclassification of such Debt as a Capital Lease Obligation shall be deemed an Incurrence of such Debt;

          (s)    Permitted Refinancing Debt Incurred in respect of Debt Incurred pursuant to clause (1) of the first paragraph of this covenant and clauses (a), (d), (e), (k), (m) and (q) above; and

          (t)    Debt arising from agreements of the Company or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than Guarantees of Debt incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that (a) such Debt is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote or footnotes to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (a)) and (b) the maximum assumable liability in respect of such Debt will at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company or such Restricted Subsidiary in connection with such disposition.

        Notwithstanding anything to the contrary contained in this covenant, the Company shall not permit any Restricted Subsidiary that is not a Subsidiary Guarantor to Incur any Debt pursuant to this covenant if the proceeds thereof are used, directly or indirectly, to Refinance any Debt of the Company or any Subsidiary Guarantor. In addition, the Company shall not, and shall not permit any Subsidiary Guarantor to, Incur, directly or indirectly, any Senior Obligation that is subordinate or junior in right of payment (without regard to any security interest) to any other Debt of the Company or any Subsidiary Guarantor.

        For purposes of determining compliance with this covenant, (1) in the event that an item of Debt meets the criteria of more than one of the types of Debt described herein, the Company, in its sole discretion, will classify such item of Debt at the time of Incurrence and only be required to include the amount and type of such Debt in one of the above clauses, (2) the Company will be entitled at the time of such Incurrence to divide and classify an item of Debt in more than one of the types of Debt described herein and (3) with respect to Debt permitted under clause (k) in respect of Sale and Leaseback Transactions that are not Capital Lease Obligations on the Issue Date, any reclassification of such Debt as a Capital Lease Obligation shall not be deemed an Incurrence of such Debt; provided, however, that (t) $250 million of the Notes will be deemed to have been Incurred pursuant to clause (b) of the second paragraph of this covenant and any Permitted Refinancing Debt in respect of such portion of the Notes that is Secured Debt will be deemed to be Incurred pursuant to either clause (b) or (l) of the second paragraph of this covenant, (u) all outstanding Debt evidenced by the 8.125% Notes will be deemed to have been Incurred pursuant to clause (b) of the second paragraph of this covenant, (v) all outstanding Debt evidenced by the Receivables Facility will be deemed to have been Incurred pursuant to clause (b) of the second paragraph of this covenant, (w) [intentionally omitted], (x) all outstanding Debt under the Senior Credit Facility immediately following the Issue Date will be deemed to have been Incurred pursuant to clause (b) of the second paragraph of this covenant, (y) any Permitted Debt that is not Secured Debt may later be reclassified as having been Incurred pursuant to clause (l) of the first paragraph of this covenant to the extent such Debt could be Incurred pursuant to such clause at the time of such reclassification, and (z) any Permitted Debt may later be reclassified as having been Incurred pursuant to any other clause of the second paragraph of this covenant to the extent such Debt could be Incurred pursuant to such clause at the time of such reclassification.

        Limitation on Restricted Payments.    The Company will not make, and will not permit any Restricted Subsidiary to make, directly or indirectly, any Restricted Payment if at the time of, and after giving effect to, such proposed Restricted Payment:

          (a)    a Default or Event of Default shall have occurred and be continuing;

          (b)    the Company could not Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under "—Limitation on Debt;" or

          (c)    the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made since February 12, 2003 (the amount of any Restricted Payment, if made other than in cash, to be based upon Fair Market Value) would exceed an amount equal to the sum of:

            (1)    50% of the aggregate amount of Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the first fiscal quarter that commenced after February 12, 2003 to the end of the most recent fiscal quarter for which financial statements have been filed with the SEC (or, if the aggregate amount of Consolidated Net Income for such period shall be a deficit, minus 100% of such deficit); plus

            (2)    100% of Capital Stock Sale Proceeds; plus

            (3)    the sum of:

              (A)    the aggregate net cash proceeds received by the Company or any Restricted Subsidiary from the issuance or sale after February 12, 2003 of convertible or exchangeable Debt that has been converted into or exchanged for Capital Stock (other than Disqualified Stock) of the Company; and

              (B)    the aggregate amount by which Debt (other than Subordinated Obligations) of the Company or any Restricted Subsidiary is reduced on the Company's consolidated balance sheet after February 12, 2003 upon the conversion or exchange of any Debt (other than convertible or exchangeable debt issued or sold after February 12, 2003) for Capital Stock (other than Disqualified Stock) of the Company;

excluding, in the case of clause (A) or (B):

                (x)    any such Debt issued or sold to the Company or a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees; and

                (y)    the aggregate amount of any cash or other Property distributed by the Company or any Restricted Subsidiary upon any such conversion or exchange;

plus

            (4)    an amount equal to the sum of:

              (A)    the net reduction in Investments in any Person other than the Company or a Restricted Subsidiary resulting from dividends, repayments of loans or advances or other transfers of Property made after February 12, 2003 in each case to the Company or any Restricted Subsidiary from such Person less the cost of the disposition of such Investments; and

              (B)    the portion (proportionate to the Company's equity interest in such Unrestricted Subsidiary) of the Fair Market Value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary (provided that such designation occurs after February 12, 2003);

provided, however, that the foregoing sum shall not exceed, in the case of any Person, the amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person.

        Notwithstanding the foregoing limitation, the Company may:

          (a)    pay dividends on its Capital Stock within 60 days of the declaration thereof if, on said declaration date, such dividends could have been paid in compliance with the Indenture; provided, however, that at the time of such payment of such dividend, no other Default or Event of Default shall have occurred and be continuing (or result therefrom); provided further, however, that, if declared on or after February 12, 2003, such dividend shall be included in the calculation of the amount of Restricted Payments;

          (b)    purchase, repurchase, redeem, legally defease, acquire or retire for value Capital Stock of the Company or Subordinated Obligations on or after February 12, 2003 in exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees); provided, however, that:

            (1)    such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments; and

            (2)    the Capital Stock Sale Proceeds from such exchange or sale shall be excluded from the calculation pursuant to clause (c)(2) above;

          (c)    purchase, repurchase, redeem, legally defease, acquire or retire for value any Subordinated Obligations on or after February 12, 2003 in exchange for, or out of the proceeds of the substantially concurrent sale of, Permitted Refinancing Debt; provided, however, that such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments;

          (d)    [intentionally omitted];

          (e)    so long as no Default or Event of Default has occurred and is continuing the repurchase or other acquisition on or after February 12, 2003 of shares of, or options to purchase shares of, Capital Stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell, or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions shall not exceed $15.0 million; provided further, however, that such repurchases and other acquisitions shall be included in the calculation of the amount of Restricted Payments;

          (f)    make payments not to exceed $2.5 million in the aggregate to enable the Company to make payments to holders of its Capital Stock in lieu of the issuance of fractional shares of its Capital Stock on or after February 12, 2003; provided, however, that such payments shall be included in the calculation of the amount of Restricted Payments; and

          (g)    make any other Restricted Payments on or after February 12, 2003 not to exceed an aggregate amount of $40.0 million; provided, however, that such payments shall be included in the calculation of the amount of Restricted Payments.

        Limitation on Liens.    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist, any Lien (other than Permitted Liens) upon any of its Property (including Capital Stock of a Restricted Subsidiary), whether owned on the Issue Date or thereafter acquired, or any interest therein or any income or profits therefrom. If the Company or any Subsidiary Guarantor creates any additional Lien upon any Property to secure any Secured Obligations, it must concurrently grant a second priority Lien (subject to Permitted Liens) upon such Property as security for the Notes or Subsidiary Guarantees of the Notes such that the Property subject to such Lien becomes Second Priority Collateral subject to the Second Priority Liens, except to the extent such Property constitutes cash or cash equivalents required to secure only letter of credit obligations under Credit Facilities following a default under such Credit Facilities.

        Notwithstanding anything in the preceding paragraph, (a) the aggregate principal amount of Senior Obligations constituting Debt and any other Debt secured by a Lien on the Collateral that shares in the distribution of proceeds of Collateral prior to the Notes, at any one time outstanding shall not exceed the sum of the aggregate amount of Debt that at such time may be outstanding at any one time under clause (b) of the covenant described under "—Limitation on Debt" and $200 million; and (b) the Company will not, and will not permit any of its Subsidiaries to, create or suffer to exist any Lien upon any of the Collateral (including Collateral consisting of Capital Stock or Debt of any Subsidiary of the Company) now owned or hereafter acquired by it securing any Public Debt unless the holders of such Public Debt share in the distribution of proceeds from the foreclosure on Collateral either (a) on an equal and ratable basis with the holders of the Senior Obligations or (b) on an equal and ratable basis with the holders of the Notes (and any other obligations that share on an equal and ratable basis with the holders of the Notes).

        Limitation on Asset Sales and Specified Collateral Dispositions.    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

          (a)    the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale;

          (b)    at least 75% of the consideration paid to the Company or such Restricted Subsidiary in connection with such Asset Sale is in the form of Qualified Consideration; and

          (c)    the Company delivers an Officers' Certificate to the Trustee certifying that such Asset Sale complies with the foregoing clauses (a) and (b).

        The Net Available Cash (or any portion thereof) from Asset Sales and Specified Collateral Dispositions may be applied by the Company or a Restricted Subsidiary, to the extent the Company or such Restricted Subsidiary elects (or is required by the terms of any Debt):

          (a)    to Repay the Secured Obligations or any other Debt of the Company or any Restricted Subsidiary secured by a Lien on Property of the Company or any Restricted Subsidiary of the Company (excluding, in any such case, any Debt owed to the Company or an Affiliate of the Company); provided, however, that to the extent the proceeds from a Specified Collateral Disposition will be allocated pursuant to the terms of any other Second Priority Debt Obligations to Repay or provide for the Repayment of such Second Priority Debt Obligations, a pro rata portion of such proceeds must, to the extent not inconsistent with the terms of such other Second Priority Debt Obligations, be allocated to Repay the Notes pursuant to an Asset Sales Prepayment Offer and the full amount of such allocated portion (i) will be deemed Excess Proceeds and (ii) will, upon such Asset Sales Prepayment Offer, be deemed Allocable Excess Proceeds; or

          (b)    to reinvest in Additional Assets or Expansion Capital Expenditures (including by means of an Investment in Additional Assets or Expansion Capital Expenditures by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary); provided, however, that (i) the Net Available Cash (or any portion thereof) from Asset Sales from the Company to any Subsidiary must be reinvested in Additional Assets or Expansion Capital Expenditures of the Company and (ii) if the assets that were the subject of such Asset Sale constituted Collateral, then such Net Available Cash must be reinvested in Additional Assets that are pledged at the time as Collateral to secure the Notes or Subsidiary Guarantees of the Notes, subject to the Collateral Documents, or in Expansion Capital Expenditures to improve assets that constitute Collateral securing the Notes or Subsidiary Guarantees of the Notes at the time.

        Pending application of Net Available Cash pursuant to this covenant, which shall not be required in respect of an Asset Sale that is not a Specified Collateral Disposition if the Net Available Cash from such Asset Sale is less than $1 million, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness. If the Net Available Cash from an Asset Sale that is not a Specified Collateral Disposition equals or exceeds $1 million, any Net Available Cash from such Asset Sale not applied in accordance with the preceding paragraph within 270 days from the date of the receipt of such Net Available Cash or that is not segregated from the general funds of the Company for investment in identified Additional Assets in respect of a project that shall have been commenced, and for which binding contractual commitments have been entered into, prior to the end of such 270-day period and that shall not have been completed or abandoned shall constitute "Excess Proceeds;" provided, however, that the amount of any Net Available Cash that ceases to be so segregated as contemplated above and any Net Available Cash that is segregated in respect of a project that is abandoned or completed shall also constitute "Excess Proceeds" at the time any such Net Available Cash ceases to be so segregated or at the time the relevant project is so abandoned or completed, as applicable; provided further, however, that the amount of any Net Available Cash that continues to be segregated for investment and that is not actually reinvested within 24 months from the date of the receipt of such Net Available Cash shall also constitute "Excess Proceeds."

        When the aggregate amount of Excess Proceeds exceeds $50.0 million (taking into account income earned on such Excess Proceeds, if any), the Company will be required to make an offer to purchase (the "Asset Sales Prepayment Offer") the Notes which offer shall be in the amount of the Allocable Excess Proceeds, on a pro rata basis according to principal amount at maturity, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. To the extent that any portion of the amount of Net Available Cash remains after compliance with the preceding sentence and provided that all holders of Notes have been given the opportunity to tender their Notes for purchase in accordance with the Indenture, the Company or such Restricted Subsidiary may use such remaining amount for any purpose permitted by the Indenture and the amount of Excess Proceeds will be reset to zero.

        The term "Allocable Excess Proceeds" will mean the product of:

          (a)    the Excess Proceeds; and

          (b)    a fraction,

            (1)    the numerator of which is the aggregate principal amount of the Notes outstanding on the date of the Asset Sales Prepayment Offer; and

            (2)    the denominator of which is the sum of the aggregate principal amount of the Notes outstanding on the date of the Asset Sales Prepayment Offer and the aggregate principal amount of other Debt of the Company outstanding on the date of the Asset Sales Prepayment Offer that is pari passu in right of payment with the Notes and subject to terms and conditions in respect of Asset Sales similar in all material respects to the covenant described hereunder and requiring the Company to make an offer to purchase such Debt or otherwise repay such Debt at substantially the same time as the Asset Sales Prepayment Offer.

        Within five Business Days after the Company is obligated to make an Asset Sales Prepayment Offer as described in the preceding paragraph, the Company will send a written notice, by first-class mail, to the holders of Notes, accompanied by such information regarding the Company and its Subsidiaries as the Company in good faith believes will enable such holders to make an informed decision with respect to such Asset Sales Prepayment Offer. Such notice shall state, among other things, the purchase price and the purchase date, which shall be, subject to any contrary requirements of applicable law, a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed

        The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with provisions of the covenant described hereunder, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

        Limitation on Restrictions on Distributions from Restricted Subsidiaries.    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist any consensual restriction on the right of any Restricted Subsidiary to:

          (a)    pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock, or pay any Debt or other obligation owed, to the Company or any other Restricted Subsidiary;

          (b)    make any loans or advances to the Company or any other Restricted Subsidiary; or

          (c)    transfer any of its Property to the Company or any other Restricted Subsidiary. The foregoing limitations will not apply:

            (1)    with respect to clauses (a), (b) and (c), to restrictions:

              (A)    in effect on the Issue Date;

              (B)    relating to Debt of a Restricted Subsidiary and existing at the time it became a Restricted Subsidiary if such restriction was not created in connection with or in anticipation of the transaction or series of transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company;

              (C)    that result from the Refinancing of Debt Incurred pursuant to an agreement referred to in clause (1)(A) or (B) above or in clause (2)(A) or (B) below, provided such restriction is no less favorable to the holders of Notes in any material respect, as reasonably determined by the Board of Directors (as evidenced by a resolution of the Board of Directors), than those under the agreement evidencing the Debt so Refinanced;

              (D)    resulting from the Incurrence of any Debt permitted pursuant to the covenant described under "—Limitation on Debt," provided that (i) the restriction is no less favorable to the holders of Notes in any material respect, as reasonably determined by the Board of Directors (as evidenced by a resolution of the Board of Directors), than the restrictions of the same type contained in the Indenture and (ii) the Board of Directors determines (as evidenced by a resolution of the Board of Directors) in good faith that such restrictions will not impair the ability of the Company to make payments of principal and interest on the Notes when due;

              (E)    existing by reason of applicable law; or

              (F)    any contractual requirements incurred with respect to Qualified Receivables Transactions relating exclusively to a Receivables Entity that, in the good faith determination of the Board of Directors of the Company, are customary for Qualified Receivables Transactions; and

            (2)    with respect to clause (c) only, to restrictions:

              (A)    relating to Debt that is permitted to be Incurred and secured pursuant to the covenants described under "—Limitation on Debt" and "—Limitation on Liens" that limit the right of the debtor to dispose of the Property securing such Debt;

              (B)    encumbering Property at the time such Property was acquired by the Company or any Restricted Subsidiary, so long as such restriction relates solely to the Property so acquired and was not created in connection with or in anticipation of such acquisition;

              (C)    resulting from customary provisions restricting subletting or assignment of leases or customary provisions in other agreements that restrict assignment of such agreements or rights thereunder; or

              (D)    customary restrictions contained in agreements relating to the sale or other disposition of Property limiting the transfer of such Property pending the closing of such sale.

        Limitation on Transactions with Affiliates.    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of transactions (including the purchase, sale, transfer, assignment, lease, conveyance or exchange of any Property or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an "Affiliate Transaction"), unless:

          (a)    the terms of such Affiliate Transaction are:

            (1)    set forth in writing;

            (2)    in the best interest of the Company or such Restricted Subsidiary, as the case may be; and

            (3)    no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm's-length transaction with a Person that is not an Affiliate of the Company;

          (b)    if such Affiliate Transaction involves aggregate payments or value to the Affiliate in excess of $25.0 million in any 12-month period, the Board of Directors (including a majority of the disinterested members of the Board of Directors) approves such Affiliate Transaction and, in its good faith judgment, believes that such Affiliate Transaction complies with clauses (a)(2) and (3) of this paragraph as evidenced by a resolution of the Board of Directors promptly delivered to the Trustee; and

          (c)    if such Affiliate Transaction involves aggregate payments or value to the Affiliate in excess of $75.0 million in any 12-month period, the Company obtains a written opinion from an Independent Financial Advisor to the effect that the consideration to be paid or received in connection with such Affiliate Transaction is fair, from a financial point of view, to the Company and the Restricted Subsidiaries, taken as a whole.

        Notwithstanding the foregoing limitation, the Company or any Restricted Subsidiary may enter into or suffer to exist the following:

          (a)    any transaction or series of transactions between the Company and one or more Restricted Subsidiaries or between two or more Restricted Subsidiaries, provided that no more than 5% of the total voting power of the Voting Stock (on a fully diluted basis) of any such Restricted Subsidiary is owned by an Affiliate of the Company (other than a Restricted Subsidiary);

          (b)    any Restricted Payment permitted to be made pursuant to the covenant described under "—Limitation on Restricted Payments" or any Permitted Investment (other than pursuant to clauses (a)(iii), (b), (g), (h), (i), (k) or (l) of the definition of "Permitted Investment");

          (c)    the payment of compensation (including amounts paid pursuant to employee benefit plans) for the personal services of and related indemnities provided to officers, directors, consultants and employees of the Company or any of the Restricted Subsidiaries, so long as the Board of Directors in good faith shall have approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation to be fair consideration therefor;

          (d)    loans and advances to employees made in the ordinary course of business in accordance with applicable law and consistent with the past practices of the Company or such Restricted Subsidiary, as the case may be, provided that such loans and advances do not exceed $25.0 million in the aggregate at any one time outstanding;

          (e)    any transaction effected as part of a Qualified Receivables Transaction or any transaction involving the transfer of accounts receivable of the type specified in the definition of "Credit Facilities" and permitted under clause (b) of the second paragraph of the covenant described under "—Limitation on Debt;"

          (f)    payments of customary fees by the Company or any of its Restricted Subsidiaries to Leonard Green & Partners L.P. or any of its Affiliates made for any corporate advisory services or financial advisory, financing, underwriting or placement services or in respect of other investment banking activities including, without limitation, in connection with acquisitions or divestitures, which are approved by a majority of the Board of Directors in good faith;

          (g)    if such Affiliate Transaction is with any Person solely in its capacity as a holder of Debt or Capital Stock of the Company or any of its Restricted Subsidiaries, where such Person is treated no more favorably than any other holder of such Debt or Capital Stock of the Company or any of its Restricted Subsidiaries; and

          (h)    any agreement as in effect on the Issue Date or any amendment thereto (so long as such amendment is not disadvantageous to the holders of the Notes in any material respect) or any transaction contemplated thereby.

        Limitation on Sale and Leaseback Transactions.    The Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Property unless:

          (a)    the Company or such Restricted Subsidiary would be entitled to:

            (1)    Incur Debt in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction pursuant to the covenant described under "—Limitation on Debt;" and

            (2)    create a Lien on such Property securing such Attributable Debt without also securing the Notes or the applicable Subsidiary Guarantee pursuant to the covenant described under "—Limitation on Liens;" and

          (b)    such Sale and Leaseback Transaction is effected in compliance with the covenant described under "—Limitation on Asset Sales and Specified Collateral Dispositions," provided that such Sale and Leaseback Transaction constitutes an Asset Sale.

        Designation of Restricted and Unrestricted Subsidiaries.    The Board of Directors may designate any Subsidiary of the Company to be an Unrestricted Subsidiary if

          (a)    the Subsidiary to be so designated does not own any Capital Stock or Debt of, or own or hold any Lien on any Property of, the Company or any other Restricted Subsidiary and is not required to be a Subsidiary Guarantor pursuant to the Indenture; and

          (b)    either:

            (1)    the Subsidiary to be so designated has total assets of $1,000 or less; or

            (2)    such designation is effective immediately upon such entity becoming a Subsidiary of the Company.

Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company will be classified as a Restricted Subsidiary; provided, however, that such Subsidiary shall not be designated a Restricted Subsidiary and shall be automatically classified as an Unrestricted Subsidiary if either of the requirements set forth in clauses (x) and (y) of the second immediately following paragraph will not be satisfied after giving pro forma effect to such classification as a Restricted Subsidiary or if such Person is a Subsidiary of an Unrestricted Subsidiary.

        Except as provided in the first sentence of the preceding paragraph, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary. In addition, neither the Company nor any Restricted Subsidiary shall at any time be directly or indirectly liable for any Debt that provides that the holder thereof may (with the passage of time or notice or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its Stated Maturity upon the occurrence of a default with respect to any Debt, Lien or other obligation of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary).

        The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if, immediately after giving pro forma effect to such designation, (x) the Company could Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under "—Limitation on Debt," and (y) no Default or Event of Default shall have occurred and be continuing or would result therefrom.

        Any such designation or redesignation by the Board of Directors will be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors giving effect to such designation or redesignation and an Officers' Certificate that:

          (a)    certifies that such designation or redesignation complies with the foregoing provisions; and

          (b)    gives the effective date of such designation or redesignation,

such filing with the Trustee to occur within 45 days after the end of the fiscal quarter of the Company in which such designation or redesignation is made (or, in the case of a designation or redesignation made during the last fiscal quarter of the Company's fiscal year, within 90 days after the end of such fiscal year).

        Guarantees by Subsidiaries.    (a) The Company shall cause each Subsidiary that becomes or is a Collateral Subsidiary Guarantor or an obligor with respect to any of the Secured Obligations (except a Foreign Subsidiary that becomes an obligor solely in respect of Debt or other obligations of itself or another Foreign Subsidiary), in each case, to become a Subsidiary Guarantor by becoming a party to the Second Priority Subsidiary Guarantee Agreement and the Intercreditor Agreement, if such Subsidiary is not already a Subsidiary Guarantor party thereto, and delivering evidence thereof to the Trustee at the time such Person becomes a Collateral Subsidiary Guarantor or such an obligor.

          (b)    The Company shall not permit any Restricted Subsidiary that is not a Subsidiary Guarantor to Guarantee the payment of any Debt or Capital Stock of the Company (other than Guarantees permitted pursuant to clauses (j) or (o) of the second paragraph of the covenant described under "—Limitation on Debt"), except that a Restricted Subsidiary that is not a Subsidiary Guarantor may Guarantee Debt of the Company, provided that:

            (i)    such Debt and the Debt represented by such Guarantee is permitted by the covenant described under "—Limitation on Debt;"

            (ii)    such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of payment of the Notes by such Restricted Subsidiary and such Guarantee of Debt of the Company:

              (A)    unless such Debt is a Subordinated Obligation, shall be pari passu (or subordinate) in right of payment to and on substantially the same terms as (or less favorable to such Debt than) such Restricted Subsidiary's Guarantee with respect to the Notes; and

              (B)    if such Debt is a Subordinated Obligation, shall be subordinated in right of payment to such Restricted Subsidiary's Guarantee with respect to the Notes.

          (c)    Upon any Subsidiary becoming a Subsidiary Guarantor as described above, such Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that:

            (i)    such Guarantee of the Notes has been duly executed and authorized; and

            (ii)    such Guarantee of the Notes constitutes a valid, binding and enforceable obligation of such Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity.

        In addition, no Subsidiary Guarantor shall Guarantee, directly or indirectly, (1) any Debt of the Company that is subordinate or junior in right of payment (without regard to any security interest) to any other Debt of the Company unless such Guarantee is expressly subordinate in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor or (2) any Debt of the Company other than

Senior Obligations unless such Guarantee is expressly subordinate in right of payment (without regard to any security interest) to or ranks pari passu with, the Subsidiary Guarantee of such Subsidiary Guarantor.

        Additional Security Documents.    From and after the Issue Date, if the Company or any Subsidiary of the Company executes and delivers in respect of any Property of such Person any mortgages, deeds of trust, security agreements, pledge agreements or similar instruments to secure Debt or other obligations that at the time constitute Secured Obligations (except for a Foreign Subsidiary that does so solely in respect of Debt or other obligations of itself or another Foreign Subsidiary), then the Company will, or will cause such Subsidiary to, execute and deliver substantially identical mortgages, deeds of trust, security agreements, pledge agreements or similar instruments in order to vest in the Second Priority Collateral Trustee a perfected second priority security interest, subject only to Permitted Liens and the Intercreditor Agreement, in such Property for the benefit of the Second Priority Collateral Trustee on behalf of the holders of the Notes, among others, and thereupon all provisions of the Indenture relating to the Collateral will be deemed to relate to such Property to the same extent and with the same force and effect.

Merger, Consolidation and Sale of Property

        The Company will not merge, consolidate or amalgamate with or into any other Person (other than a merger of a Wholly Owned Restricted Subsidiary into the Company) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its Property in any one transaction or series of transactions unless:

          (a)    the Company will be the surviving Person (the "Surviving Person") or the Surviving Person (if other than the Company) formed by such merger, consolidation or amalgamation or to which such sale, transfer, assignment, lease, conveyance or disposition is made will be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

          (b)    the Surviving Person (if other than the Company) expressly assumes, by supplemental indenture in form reasonably satisfactory to the Trustee, executed and delivered to the Trustee by such Surviving Person, the due and punctual payment of the principal of, and premium, if any, and interest on, all the Notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by the Company;

          (c)    in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all the Property of the Company, such Property shall have been transferred as an entirety or virtually as an entirety to one Person;

          (d)    immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (and treating, for purposes of this clause (d) and clause (e) below, any Debt that becomes, or is anticipated to become, an obligation of the Surviving Person or any Restricted Subsidiary as a result of such transaction or series of transactions as having been Incurred by the Surviving Person or such Restricted Subsidiary at the time of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

          (e)    immediately after giving effect to such transaction or series of transactions on a pro forma basis, either (i) the Company or the Surviving Person, as the case may be, would be able to Incur at least $1.00 of additional Debt under clause (1) of the first paragraph of the covenant described under "—Restrictive Covenants—Limitation on Debt" or (ii) the Surviving Person would have a Consolidated Interest Coverage Ratio which is not less than the Consolidated Interest Coverage Ratio of the Company immediately prior to such transaction or series of transactions; and

          (f)    the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such transaction and the supplemental indenture, if any, in respect thereto comply with this covenant and that all conditions precedent herein provided for relating to such transaction have been satisfied.

        The Company shall not permit any Subsidiary Guarantor to merge, consolidate or amalgamate with or into any other Person (other than a merger of a Wholly Owned Restricted Subsidiary into such Subsidiary Guarantor, or a merger of a Subsidiary Guarantor into the Company or another Subsidiary Guarantor) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its Property in any one transaction or series of transactions unless:

          (a)    such Subsidiary Guarantor will be the Surviving Person or the Surviving Person (if other than such Subsidiary Guarantor) formed by such merger, consolidation or amalgamation or to which such sale, transfer, assignment, lease, conveyance or disposition is made will be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

          (b)    the Surviving Person (if other than such Subsidiary Guarantor) expressly assumes, by a Subsidiary Guarantee or a supplement to the Second Priority Subsidiary Guarantee Agreement or a supplemental indenture in form reasonably satisfactory to the Trustee, executed and delivered to the Trustee by such Surviving Person, the due and punctual performance and observance of all the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee;

          (c)    immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (and treating, for purposes of this clause (c), any Debt that becomes, or is anticipated to become, an obligation of the Surviving Person, the Company or any Restricted Subsidiary as a result of such transaction or series of transactions as having been Incurred by the Surviving Person, the Company or such Restricted Subsidiary at the time of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing; and

          (d)    the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such transaction and such Subsidiary Guarantee, if any, in respect thereto comply with this covenant and that all conditions precedent herein provided for relating to such transaction have been satisfied.

        The foregoing provisions (other than clause (c)) shall not apply to (i) any transactions which do not constitute an Asset Sale if the Subsidiary Guarantor is otherwise being released from its Subsidiary Guarantee at the time of such transaction in accordance with the Indenture and the Second Priority Collateral Documents or (ii) any transactions which constitute an Asset Sale if the Company has complied with the covenant described under "—Restrictive Covenants—Limitation on Asset Sales and Specified Collateral Dispositions" and the Subsidiary Guarantor is released from its Subsidiary Guarantee at the time of such transaction in accordance with the Indenture and the Second Priority Collateral Documents.

        The Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of the Company under the Indenture (or of the Subsidiary Guarantor under the Subsidiary Guarantee, as the case may be) but the predecessor Company in the case of:

          (a)    a sale, transfer, assignment, conveyance or other disposition (unless such sale, transfer, assignment, conveyance or other disposition is of all or substantially all the assets of the Company as an entirety or virtually as an entirety); or

          (b)    a lease,

shall not be released from any obligation to pay the principal of, premium, if any, and interest on, the Notes.

SEC Reports

        Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission and provide the Trustee with such annual and quarterly reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections; provided, however, that the Company will not be so obligated to file such information, documents and reports with the Commission if the Commission does not permit such filings; provided further, however, that the Company will be required to provide to holders of Notes any such information, documents or reports that are not so filed.

        Notwithstanding anything herein to the contrary, the Company will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (4) under "—Events of Default" until 120 days after the date any report hereunder is due.

Events of Default

        Events of Default in respect of the Notes include:

          (1)    failure to make the payment of any interest on the Notes when the same becomes due and payable, and such failure continues for a period of 30 days;

          (2)    failure to make the payment of any principal of, or premium, if any, on, any of the Notes when the same becomes due and payable at its Stated Maturity, upon acceleration, redemption, optional redemption, required repurchase or otherwise;

          (3)    failure to comply with the covenant described under "—Merger, Consolidation and Sale of Property;"

          (4)    failure to comply with any other covenant or agreement in the Notes or in the Indenture (other than a failure that is the subject of the foregoing clause (1), (2) or (3)) and such failure continues for 30 days after written notice is given to the Company as provided below;

          (5)    a default under any Debt by the Company or any Restricted Subsidiary that results in acceleration of the final maturity of such Debt, or failure to pay any such Debt at final maturity (giving effect to applicable grace periods), in an aggregate amount greater than $35.0 million or its foreign currency equivalent at the time (the "cross acceleration provisions");

          (6)    any judgment or judgments for the payment of money in an aggregate amount in excess of $35.0 million (or its foreign currency equivalent at the time) that shall be rendered against the Company or any Restricted Subsidiary and that shall not be waived, satisfied or discharged for any period of 30 consecutive days during which a stay of enforcement shall not be in effect (the "judgment default provisions");

          (7)    certain events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (the "bankruptcy provisions");

          (8)    any Subsidiary Guarantee of a Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guarantee and the Indenture) and such default continues for 20 days after notice or any Subsidiary Guarantor that is a Significant Subsidiary denies or disaffirms its obligations under its Subsidiary Guarantee (the "guarantee provisions"); and

          (9)    the material impairment of the security interests under the Second Priority Collateral Documents (other than in accordance with the terms of the Second Priority Collateral Documents and the Indenture as each may be amended from time to time) for any reason other than the satisfaction in full of all obligations under the Indenture and discharge of the Second Priority Collateral Documents and the Indenture or any security interest created thereunder shall be declared invalid or unenforceable or the Company or any of its Subsidiaries asserting, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable (the "security default provisions").

        A Default under clause (4), (8) or (9) is not an Event of Default until the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding notify the Company (and in the case of such notice by holders of Notes, the Trustee) of the Default and the Company does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a "Notice of Default."

        The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers' Certificate of any event that with the giving of notice or the lapse of time would become an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

        If an Event of Default with respect to the Notes (other than an Event of Default resulting from certain events involving bankruptcy, insolvency or reorganization with respect to the Company) shall have occurred and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the principal amount at maturity of all the Notes then outstanding, plus accrued but unpaid interest to the date of acceleration. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to the Company shall occur, such amount with respect to all the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes. After any such acceleration, but before a judgment or decree based on acceleration is obtained by the Trustee, the holders of a majority in aggregate principal amount of the Notes then outstanding may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Indenture.

        Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the Notes, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes.

        No holder of Notes will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, unless:

          (a)    such holder has previously given to the Trustee written notice of a continuing Event of Default;

          (b)    the holders of at least 25% in aggregate principal amount of the Notes then outstanding have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as trustee; and

          (c)    the Trustee shall not have received from the holders of a majority in aggregate principal amount of the Notes then outstanding a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days.

        However, such limitations do not apply to a suit instituted by a holder of any Note for enforcement of payment of the principal of, and premium, if any, or interest on, such Note on or after the respective due dates expressed in such Note.

Amendments and Waivers

          (a)    Subject to exceptions, the Indenture and, subject to any other consent required under the terms of the applicable Second Priority Collateral Documents, the Second Priority Collateral Documents may be amended with the consent of the holders of a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes) and (subject as aforesaid) any past default or compliance with any provisions may also be waived (except, in the case of the Indenture, a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of each holder of an outstanding Note) with the consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding. However, without the consent of each holder affected thereby, no amendment may, among other things:

            (1)    amend the Indenture to reduce the amount of Notes whose holders are required to consent to an amendment or waiver;

            (2)    amend the Indenture to reduce the rate of or extend the time for payment of interest on any Note;

            (3)    amend the Indenture to reduce the principal of or extend the Stated Maturity of any Note;

            (4)    amend the Indenture to make any Note payable in money other than that stated in the Note;

            (5)    amend the Indenture or any Subsidiary Guarantee to further impair the right of any holder of the Notes to receive payment of principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes or any Subsidiary Guarantee;

            (6)    amend the Indenture or any Subsidiary Guarantee to subordinate the Notes or any Subsidiary Guarantee to any other obligation of the Company or the applicable Subsidiary Guarantor (except in the case of the Second Priority Subsidiary Guarantee Agreement, as permitted by paragraph (c) below);

            (7)    amend the Indenture to reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed, as described under "—Optional Redemption;"

            (8)    amend the Indenture to reduce the premium payable upon a Change of Control or, at any time after a Change of Control has occurred amend the definition of Change of Control or change the time at which the Change of Control Offer relating thereto must be made or at which the Notes must be repurchased pursuant to such Change of Control Offer, and

            (9)    at any time after the Company is obligated to make a Prepayment Offer with the Excess Proceeds from Asset Sales, amend the Indenture to change the time at which such Prepayment Offer must be made or at which the Notes must be repurchased pursuant thereto.

          (b)    Without the consent of any holder of the Notes, the Company and the Trustee may amend the Indenture and, subject to any other consent required under the terms of the applicable Second Priority Collateral Documents, the Second Priority Collateral Documents to:

            (1)    cure any ambiguity, omission, defect or inconsistency;

            (2)    provide for the assumption by a successor corporation of the obligations of the Company or any Subsidiary Guarantor under the Indenture or any Second Priority Collateral Documents;

            (3)    provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in section 163(f)(2)(b) of the Code);

            (4)    add additional Guarantees with respect to the Notes or release Subsidiary Guarantors from Subsidiary Guarantees as provided by the terms of the Indenture or the Subsidiary Guarantees;

            (5)    further secure the Notes (and if such security interest includes Liens on Property of the Company, provide for releases of such Property on terms comparable to the terms on which Collateral constituting Property of Subsidiary Guarantors may be released), release all or any portion of the Collateral pursuant to the terms of the Second Priority Collateral Documents, add to the covenants of the Company or the Subsidiary Guarantors for the benefit of the holders of the Notes or surrender any right or power conferred upon the Company;

            (6)    in the case of the Indenture, make any change that does not adversely affect the rights of any holder of the Notes;

            (7)    make any change to the subordination provisions of a Subsidiary Guarantee or any Second Priority Collateral Documents that would limit or terminate the benefits available to any holder of Senior Obligations under such provisions;

            (8)    make any change to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act; or

            (9)    to conform the Indenture or the Notes to the "Description of Notes" section in this prospectus supplement.

          (c)    Without limiting the foregoing, the holders of Notes will be deemed to have consented for purposes of the Second Priority Collateral Documents (including for purposes of determining actions of the Second Priority Instructing Group) to (i) any amendment, waiver or other modification (including any consent thereunder) of the Second Priority Collateral Documents (including without limitation, any annexes, exhibits or schedules thereto) that would not be adverse to the holders of Notes in any material respect, as reasonably determined by the Board of Directors (as evidenced by a resolution of the Board of Directors), and (ii) to any of the following amendments, waivers and other modifications to the Second Priority Collateral Documents:

            (1)    an amendment to the Intercreditor Agreement to modify the restriction on changes to Second Priority Collateral Documents and Second Priority Debt Documents without the consent of holders of Senior Obligations or their representatives (but without modifying any provisions relating to consent of holders of Notes or other Second Priority Debt to various actions);

            (2)    to the extent such amendment, waiver or modification relates to the amount (including amounts of Senior Obligations and Second Priority Debt) or the terms of Debt

    (including as reflected in related definitions such as Replacement Second Priority Debt) that may be secured by Liens on the Collateral, as may be consented to by the Senior Collateral Agents or the Senior Banks in accordance with the terms of the Intercreditor Agreement or the applicable Second Priority Collateral Document (but without limiting any of the restrictive covenants and related definitions contained in the Indenture);

            (3)    an amendment to the Second Priority Subsidiary Guarantee Agreement to subordinate, on comparable terms to those provided therein with respect to Senior Bank Obligations, the obligations of the Subsidiary Guarantors under the Second Priority Subsidiary Guarantee Agreement to the prior payment when due of the guarantees by such Subsidiary Guarantor of any Additional Senior Debt, provided that such amendment applies equally with respect to all Second Priority Debt;

            (4)    an amendment to the Second Priority Collateral Documents to provide for a class of Secured Obligations having rights in respect of the Collateral that are subordinated to the Second Priority Debt Obligations to at least the same extent that the Second Priority Debt Obligations are subordinated to the Senior Obligations, as reasonably determined by the Board of Directors (as evidenced by a resolution of the Board of Directors), provided that (a) such Debt is not secured by Liens on any assets other than Collateral and (b) to the extent such Secured Obligations represent Debt of a Subsidiary of the Company, such Subsidiary is a Subsidiary Guarantor and such Debt is subordinated to the prior payment of the Second Priority Debt Obligation to at least the same extent as the Subsidiary Guarantees are subordinated to the Senior Obligations (determined as aforesaid);

            (5)    an amendment to the Intercreditor Agreement to provide, on comparable terms to those provided therein with respect to Senior Bank Obligations, the lenders under any Senior Obligations (including Additional Senior Debt Obligations) with rights and remedies with respect to the Collateral, including rights to distributions of proceeds of Collateral and rights to control all remedies or other activities related to the Collateral so long as any Senior Obligations remain outstanding, comparable to those provided therein with respect to the Senior Bank Obligations, provided that (a) the holders of Senior Obligations and their representatives have obligations to holders of Second Priority Debt and their representatives comparable to the obligation of holders of Senior Bank Obligations and their representatives provided therein and (b) such amendment applies equally with respect to all Second Priority Debt;

            (6)    an amendment to the Intercreditor Agreement to change the conditions that must be satisfied in order for a representative of additional Debt to become a party to the Intercreditor Agreement, provided that (a) such amendment is consented to by the Senior Collateral Agents in accordance with the terms of the Intercreditor Agreement, (b) the conditions continue to require a representative of such holders on behalf of such holders to become a party to the Intercreditor Agreement, (c) such amendment applies equally with respect to all Second Priority Debt, (d) the ability of the Second Priority Collateral Trustee and the holders of Second Priority Debt and their representatives to enforce their rights under the Intercreditor Agreement are not adversely affected in any material respect by such amendment and (e) the Lien on the Collateral securing the Subsidiary Guarantees of the Notes will not be impaired (other than the addition of new Secured Obligations that will be secured by the Collateral) as a result of implementation of such amendment;

            (7)    an amendment, waiver or modification to the Second Priority Collateral Documents to effectuate (i) (a) the release of assets included in the Collateral from the Liens securing the Notes (i) if all other Liens on those assets securing the Senior Obligations (including all commitments thereunder) are released, (ii) if the Company or a Subsidiary of the Company provides substitute Collateral for all or a portion of those assets with at least an equivalent fair value, as determined in good faith by the Board of Directors (as evidenced by a resolution of the Board of Directors) or (iii) if those assets are owned by a Subsidiary that is a Subsidiary Guarantor and that Subsidiary Guarantor is released from its Subsidiary Guarantee, provided that in the case of each of (i)-(iii) after giving effect to the release there remains no Lien on such assets securing any Secured Obligations, or (b) the release of the Subsidiary Guarantee of a Subsidiary Guarantor of the Notes upon such Subsidiary Guarantor ceasing to Guarantee or be an obligor in respect of, or to pledge any of its assets to secure, any Senior Obligations, provided that after giving effect to the release the Subsidiary Guarantor ceases to Guarantee or be an obligor in respect of, or to pledge its assets to secure, any Secured Obligations and provided, in the case of both (a) and (b), that after giving effect to the release, at least $300 million in aggregate principal amount of Senior Obligations under Credit Facilities will remain outstanding or (ii) a release of Collateral or a Subsidiary Guarantee of a Subsidiary Guarantor otherwise in accordance with the terms of the Indenture and the Second Priority Collateral Documents;

            (8)    with respect to any amendment, waiver or modification agreed to by the Senior Collateral Agents or the holders of the Senior Obligations under any provision of any Senior Collateral Documents, a comparable amendment, waiver or modification to the comparable provision of the comparable Second Priority Collateral Document, provided that such amendment, waiver or modification applies equally with respect to all Second Priority Debt;

            (9)    upon request of the Company without consent of any holders of the Notes unless, within 20 Business Days after written notice of the proposed amendment, waiver or modification is mailed to the Trustee and holders of Notes, 25% in interest of the holders of Notes delivers to the Trustee written objection thereto;

            (10)    with the written consent of the holders of at least a majority of the aggregate principal amount of the Notes then outstanding pursuant to paragraph (a) above; or

            (11)    an amendment, waiver or modification permitted pursuant to paragraph (b) above.

        At the request of the Company, the Trustee will execute and deliver any documents or instruments evidencing such deemed consent of the holders of Notes. The Indenture will also direct the Trustee, in its capacity as Second Priority Representative to holders of Notes, to take such action under the Second Priority Collateral Documents as may be requested by the Company to give effect to any such amendment, waiver or modification. Notwithstanding the foregoing, no such consent or deemed consent shall be deemed or construed to represent an amendment or waiver, in whole or in part, of any provision of the Indenture or the Notes.

        The foregoing will not limit the right of the Company to amend, waive or otherwise modify the Second Priority Collateral Documents in accordance with their terms.

        The consent of the holders of the Notes is not necessary to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment becomes effective, the Company is required to mail to each holder of the Notes at such holder's address appearing in the Security Register a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

        The terms of the 7.5% Notes due 2017 contain similar deemed consents by holders of such notes (including for purposes of determining actions of the Second Priority Instructing Group).

Defeasance

        The Company at any time may terminate all its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

        The Company at any time may terminate:

          (1)    its obligations under the covenants described under "—Repurchase at the Option of Holders Upon a Change of Control" and "—Restrictive Covenants;"

          (2)    the operation of the cross acceleration provisions, the judgment default provisions, the bankruptcy provisions with respect to Significant Subsidiaries, the guarantee provisions and the security default provisions described under "—Events of Default" above; and

          (3)    the limitations contained in clause (e) under the first paragraph of "—Merger, Consolidation and Sale of Property" above ("covenant defeasance").

        The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

        If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4) (with respect to the covenants described under "—Restrictive Covenants"), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under "—Events of Default" above or because of the failure of the Company to comply with clause (e) under the first paragraph of "—Merger, Consolidation and Sale of Property" above. If the Company exercises its legal defeasance option or its covenant defeasance option, the Second Priority Liens, as they pertain to the Notes, will be released and each Subsidiary Guarantor will be released from all its obligations under its Subsidiary Guarantee, as it pertains to the Notes.

        The legal defeasance option or the covenant defeasance option may be exercised only if:

          (a)    the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations for the payment of principal of and interest on the Notes to maturity or redemption, as the case may be;

          (b)    the Company delivers to the Trustee a certificate from a nationally recognized firm of independent certified public accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal and interest when due on all the Notes to maturity or redemption, as the case may be;

          (c)    123 days pass after the deposit is made and during the 123-day period no Default described in clause (7) under "—Events of Default" occurs with respect to the Company or any other Person making such deposit which is continuing at the end of the period;

          (d)    no Default or Event of Default has occurred and is continuing on the date of such deposit and after giving effect thereto;

          (e)    such deposit does not constitute a default under any other agreement or instrument binding on the Company;

          (f)    the Company delivers to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

          (g)    in the case of the legal defeasance option, the Company delivers to the Trustee an Opinion of Counsel stating that:

            (1)    the Company has received from the Internal Revenue Service a ruling; or

            (2)    since the date of the Indenture there has been a change in the applicable Federal income tax law, to the effect, in either case, that, and based thereon such Opinion of Counsel shall confirm that, the holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance has not occurred;

          (h)    in the case of the covenant defeasance option, the Company delivers to the Trustee an Opinion of Counsel to the effect that the holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

          (i)    the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes have been complied with as required by the Indenture.

Governing Law

        The Indenture and the Notes are governed by the laws of the State of New York without reference to principles of conflicts of law.

The Trustee

        The Bank of New York Trust Company, N.A. is the Trustee under the Indenture.

        Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

Definitions

        Set forth below is a summary of the defined terms used in the Description of Notes above. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided. Unless the context otherwise requires, an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.

        "Additional Assets" means:

          (a)    any Property (other than cash, cash equivalents and securities) to be owned by the Company or any Restricted Subsidiary and used in a Related Business; or

          (b)    Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary from any Person other than the Company or an Affiliate of the Company, provided, however, that, in the case of this clause (b), such Restricted Subsidiary is primarily engaged in a Related Business.

        "Additional Senior Debt" means any other Debt of the Company Guaranteed by the Subsidiary Guarantors pursuant to the Senior Subsidiary Guarantee Agreement with such Guarantees secured by the Senior Collateral on a pari passu basis with the Senior Bank Obligations; provided, however, that such Debt is permitted to be incurred, secured and guaranteed on such basis by the Indenture and the Second Priority Collateral Documents.

        "Additional Senior Debt Documents" means, with respect to any series, issue or class of Additional Senior Debt, the promissory notes, indentures, Collateral Documents or other operative agreements evidencing or governing such Debt, as the same may be amended, restated, supplemented or otherwise modified from time to time.

        "Additional Senior Debt Facility" means the indenture or other governing agreement with respect to any Additional Senior Debt, as the same may be amended, restated, supplemented or otherwise modified from time to time.

        "Additional Senior Debt Obligations" means, with respect to any series, issue or class of Additional Senior Debt, (a) all principal of and interest (including, without limitation, any interest which accrues after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency or reorganization of the Company, whether or not allowed or allowable as a claim in any such proceeding) payable with respect to such Additional Senior Debt, (b) all other amounts payable by the Company to the related Additional Senior Debt Parties under the related Additional Senior Debt Documents and (c) any renewals, extensions or Refinancings of the foregoing.

        "Additional Senior Debt Parties" means, with respect to any series, issue or class of Additional Senior Debt, the holders of such indebtedness from time to time, any trustee or agent therefore under any related Additional Senior Debt Documents and the beneficiaries of each indemnification obligation undertaken by the Company or any Obligor under any related Additional Senior Debt Documents, but shall not include the Obligors or any controlled Affiliates thereof.

        "Affiliate" of any specified Person means:

          (a)    any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; or

          (b)    any other Person who is a director or executive officer of:

            (1)    such specified Person;

            (2)    any Subsidiary of such specified Person; or

            (3)    any Person described in clause (a) above.

        For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

        For purposes of this definition, The Jean Coutu Group (PJC), Inc. and its Affiliates shall be "Affiliates" of the Company so long as The Jean Coutu Group (PJC), Inc. beneficially owns more than 10% of the Voting Stock of the Company.

        "Asset Sale" means any sale, lease, transfer, issuance or other disposition (or series of related sales, leases, transfers, issuances or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of:

          (a)    any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares); or

          (b)    any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary,

in the case of either clause (a) or clause (b) above, whether in a single transaction or a series of related transactions, (i) that have a Fair Market Value in excess of $15 million or (ii) for aggregate consideration in excess of $15 million, other than, in the case of clause (a) or (b) above:

            (1)    any disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Restricted Subsidiary;

            (2)    any disposition that constitutes a Permitted Investment or Restricted Payment permitted by the covenant described under "—Restrictive Covenants—Limitation on Restricted Payments;"

            (3)    any disposition effected in compliance with the first paragraph of the covenant described under "—Merger, Consolidation and Sale of Property;"

            (4)    a sale of accounts receivable and related assets of the type specified in the definition of "Qualified Receivables Transaction" to a Receivables Entity;

            (5)    a transfer of accounts receivable and related assets of the type specified in the definition of "Qualified Receivables Transaction" (or a fractional undivided interest therein) by a Receivables Entity in connection with a Qualified Receivables Transaction; or

            (6)    a sale by the Company or a Restricted Subsidiary of Property by way of a Sale and Leaseback Transaction but only if (a) such Property was owned by the Company or a Restricted Subsidiary on or after the Issue Date, (b) the requirements of clause (a) of the covenant described under "—Restrictive Covenants—Limitation on Sale and Leaseback Transactions" are satisfied with respect to such Sale and Leaseback Transaction, (c) the requirements of clauses (a), (b) and (c) of the first paragraph of the covenant described under "—Restrictive Covenants—Limitation on Asset Sales and Specified Collateral Dispositions" are satisfied as though such Sale and Leaseback Transaction constituted an Asset Sale and (d) the aggregate Fair Market Value of such Property, when added to the Fair Market Value of all other sales of Property pursuant to this clause (6) since the Issue Date, does not exceed $150 million.

        "Attributable Debt" in respect of a Sale and Leaseback Transaction means, at any date of determination:

          (a)    if such Sale and Leaseback Transaction is a Capital Lease Obligation, the amount of Debt represented thereby according to the definition of "Capital Lease Obligation," and

          (b)    in all other instances, the greater of:

            (1)    the Fair Market Value of the Property subject to such Sale and Leaseback Transaction; and

            (2)    the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (in each case including any period for which such lease has been extended).

        "Average Life" means, as of any date of determination, with respect to any Debt or Preferred Stock, the quotient obtained by dividing:

          (a)    the sum of the product of the numbers of years (rounded to the nearest one-twelfth of one year) from the date of determination to the dates of each successive scheduled principal payment of such Debt or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by

          (b)    the sum of all such payments.

        "Board of Directors" means the board of directors of the Company or any duly authorized and constituted committee thereof.

        "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York, New York are authorized or obligated by law, regulation, executive order or governmental decree to close.

        "Capital Lease Obligations" means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of "—Restrictive Covenants—Limitation on Liens," a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

        "Capital Stock" means, with respect to any Person, any shares or other equivalents (however designated) of any class of corporate stock or partnership interests or any other participations, rights, warrants, options or other interests in the nature of an equity interest in such Person, including Preferred Stock, but excluding any debt security convertible or exchangeable into such equity interest.

        "Capital Stock Sale Proceeds" means the aggregate cash proceeds received by the Company from the issuance or sale (other than to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any such Subsidiary for the benefit of their employees) by the Company of its Capital Stock (other than Disqualified Stock) after February 12, 2003, net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

        "Change of Control" means the occurrence of any of the following events:

          (a)    if any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act (other than one or more Permitted Holders), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 40% or more of the total voting power of the Voting Stock of the Company (for purposes of this clause (a), such person or group shall be deemed to beneficially own any Voting Stock of a corporation held by any other corporation (the "parent corporation") so long as such person or group beneficially owns, directly or indirectly, in the aggregate a majority of the total voting power of the Voting Stock of such parent corporation); or

          (b)    the sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all the assets of the Company and the Restricted Subsidiaries, considered as a whole (other than a disposition of such assets as an entirety or virtually as an entirety to a Wholly Owned Restricted Subsidiary) shall have occurred, or the Company merges, consolidates or amalgamates with or into any other Person or any other Person merges, consolidates or amalgamates with or into the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is reclassified into or exchanged for cash, securities or other Property, other than any such transaction where:

            (1)    the outstanding Voting Stock of the Company is reclassified into or exchanged for other Voting Stock of the Company or for Voting Stock of the surviving corporation; and

            (2)    the holders of the Voting Stock of the Company immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the Company or the surviving corporation immediately after such transaction and in substantially the same proportion as before the transaction; or

          (c)    during any period of two consecutive years commencing after the Issue Date, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election or appointment by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of not less than three-fourths of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

          (d)    the shareholders of the Company shall have approved any plan of liquidation or dissolution of the Company.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Collateral" means all the collateral described in the Collateral Documents.

        "Collateral Disposition" means (a) any sale, transfer or other disposition of Collateral (including any property or assets that would constitute Collateral but for the release of the Senior Lien and the Second Priority Lien with respect thereto in connection with such sale, transfer or other disposition), or (b) any casualty or other insured damage or Condemnation with respect to Collateral.

        "Collateral Documents" means (a) the Senior Collateral Documents and (b) the Second Priority Collateral Documents.

        "Collateral Subsidiary Guarantor" means any Subsidiary of the Company that is a party to the Senior Subsidiary Guarantee Agreement or the Second Priority Subsidiary Guarantee Agreement.

        "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of the Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

        "Commodity Price Protection Agreement" means, in respect of a Person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in commodity prices.

        "Condemnation" means any action or proceeding for the taking of any assets of the Company or its Subsidiaries, or any part thereof or interest therein, for public or quasi-public use under the power of eminent domain, by reason of any similar public improvement or condemnation proceeding.

        "Consolidated Interest Coverage Ratio" means, as of any date of determination, the ratio of:

          (a)    the aggregate amount of EBITDA for the most recent four consecutive fiscal quarters for which internal financial statements are available prior to such determination date to

          (b)    Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

            (1)    if

              (A)    since the beginning of such period the Company or any Restricted Subsidiary has Incurred any Debt that remains outstanding or Repaid any Debt; or

              (B)    the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio is an Incurrence or Repayment of Debt,

    Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Incurrence or Repayment as if such Debt was Incurred or Repaid on the first day of such period, provided that, in the event of any such Repayment of Debt, EBITDA for such period shall be calculated as if the Company or such Restricted Subsidiary had not earned any interest income actually earned during such period in respect of the funds used to Repay such Debt, and

            (2)    if

              (A)    since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Sale or an Investment (by merger or otherwise) in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of Property which constitutes all or substantially all of an operating unit of a business;

              (B)    the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio is such an Asset Sale, Investment or acquisition; or

              (C)    since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made such an Asset Sale, Investment or acquisition, EBITDA for such period shall be calculated after giving pro forma effect to such Asset Sale, Investment or acquisition as if such Asset Sale, Investment or acquisition occurred on the first day of such period.

        If any Debt bears a floating rate of interest and is being given pro forma effect, the interest expense payable with respect to such Debt shall be calculated as if the base interest rate in effect for such floating rate of interest on the date of determination had been the applicable base interest rate for the entire period (taking into account any Interest Rate Agreement applicable to such Debt if such Interest Rate Agreement has a remaining term in excess of 12 months). In the event the Capital Stock of any Restricted Subsidiary is sold during the period, the Company shall be deemed, for purposes of clause (1) above, to have Repaid during such period the Debt of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Debt after such sale.

        "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries (excluding the non-cash interest expense related to (x) litigation reserves, (y) closed store liability reserves and (z) self-insurance reserves), plus, to the extent not included in such total interest expense, and to the extent Incurred by the Company or its Restricted Subsidiaries, and without duplication:

          (a)    interest expense attributable to Capital Lease Obligations;

          (b)    amortization of debt discount and debt issuance cost, including commitment fees;

          (c)    capitalized interest;

          (d)    non-cash interest expense other than expenses under clauses (x), (y) and (z) above;

          (e)    commissions, discounts and other fees and charges owed with respect to letters of credit and bankers acceptance financing;

          (f)    net costs associated with Hedging Obligations (including amortization of fees but excluding costs associated with forward contracts for inventory in the ordinary course of business);

          (g)    Disqualified Stock Dividends;

          (h)    Preferred Stock Dividends;

          (i)    interest Incurred in connection with Investments in discontinued operations;

          (j)    interest accruing on any Debt of any other Person to the extent such Debt is Guaranteed by the Company or any Restricted Subsidiary; and

          (k)    the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Debt Incurred by such plan or trust.

        Any program fees or liquidity fees on unused amounts related to any Qualified Receivables Transaction shall not be included in Consolidated Interest Expense, unless otherwise required by GAAP.

        "Consolidated Net Income" means, for any period, the net income (loss) of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

          (a)    any net income (loss) of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

            (1)    subject to the exclusion contained in clause (d) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (c) below); and

            (2)    the Company's equity in a net loss of any such Person other than an Unrestricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

          (b)    [intentionally omitted];

          (c)    any net income (loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions, directly or indirectly, to the Company, except that:

            (1)    subject to the exclusion contained in clause (d) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Restricted Subsidiary, to the limitation contained in this clause); and

            (2)    the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

          (d)    any gain or loss realized upon the sale or other disposition of any Property of the Company or any of its consolidated Subsidiaries (including pursuant to any Sale and Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business;

          (e)    any extraordinary gain or loss;

          (f)    the cumulative effect of a change in accounting principles;

          (g)    any non-cash compensation expense realized for grants of performance shares, stock options or other rights to officers, directors and employees of the Company or any Restricted Subsidiary, provided that such shares, options or other rights can be redeemed at the option of the holder only for Capital Stock of the Company (other than Disqualified Stock);

          (h)    store closing costs;

          (i)    non-cash charges or credits that relate to use of the last-in-first-out method of accounting for inventory; and

          (j)    loss on debt modifications.

        Notwithstanding the foregoing, for purposes of the covenant described under "—Restrictive Covenants—Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c)(4) thereof.

        "Credit Facilities" means, with respect to the Company or any Restricted Subsidiary, one or more debt or commercial paper facilities with banks or other institutional lenders (including the Senior Credit Facilities), providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory to such lenders or to special purpose, bankruptcy remote entities formed to borrow from such lenders against such receivables or inventory), or trade letters of credit, in each case together with Refinancings thereof on any basis so long as such Refinancing constitutes Debt.

        "Currency Exchange Protection Agreement" means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

        "Debt" means, with respect to any Person on any date of determination (without duplication):

          (a)    the principal of and premium (if any) in respect of:

            (1)    debt of such Person for money borrowed; and

            (2)    debt evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

          (b)    all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale and Leaseback Transactions entered into by such Person;

          (c)    all obligations of such Person issued or assumed as the deferred purchase price of Property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

          (d)    all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (a) through (c) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

          (e)    the amount of all obligations of such Person with respect to the Repayment of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

          (f)    all obligations of the type referred to in clauses (a) through (e) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

          (g)    all obligations of the type referred to in clauses (a) through (f) of other Persons secured by any Lien on any Property of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such Property or the amount of the obligation so secured; and

          (h)    to the extent not otherwise included in this definition, Hedging Obligations of such Person.

        The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. The amount of Debt represented by a Hedging Obligation shall be equal to:

          (1)    zero if such Hedging Obligation has been Incurred pursuant to clause (g) or (h) of the second paragraph of the covenant described under "—Restrictive Covenants—Limitation on Debt;" or

          (2)    the notional amount of such Hedging Obligation if not Incurred pursuant to such clauses.

        "Debt Issuances" means, with respect to the Company or any Restricted Subsidiary, one or more issuances of Debt evidenced by notes, debentures, bonds or other similar securities or instruments.

        "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in either case at the option of the holder thereof) or otherwise:

          (a)    matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

          (b)    is or may become redeemable or repurchaseable at the option of the holder thereof, in whole or in part; or

          (c)    is convertible or exchangeable at the option of the holder thereof for Debt or Disqualified Stock;

on or prior to, in the case of clause (a), (b) or (c), the first anniversary of the Stated Maturity of the Notes.

        "Disqualified Stock Dividends" means all dividends with respect to Disqualified Stock of the Company held by Persons other than a Wholly Owned Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the Company.

        "EBITDA" means, for any period, an amount equal to, for the Company and its consolidated Restricted Subsidiaries:

          (a)    the sum of Consolidated Net Income for such period, plus the following to the extent reducing Consolidated Net Income for such period:

            (1)    the provision for taxes based on income or profits or utilized in computing net loss;

            (2)    Consolidated Interest Expense and non-cash interest expense related to litigation reserves, closed store liability reserves and self-insurance reserves, to the extent excluded from Consolidated Interest Expense;

            (3)    depreciation;

            (4)    amortization of intangibles;

            (5)    non-cash impairment charges;

            (6)    any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the Incurrence of Debt permitted to be Incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of Credit Facilities, Qualified Receivables Transactions or Debt Issuances and other Debt and (ii) any amendment or other modification of Credit Facilities, Qualified Receivables Transactions or Debt Issuances and, in each case, deducted (and not added back) in computing Consolidated Net Income;

            (7)    the amount of any restructuring charges, integration costs or other business optimization expenses or reserves deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs (including costs related to the closure and/or consolidation of stores) incurred in connection with acquisitions on or after June 4, 2007;

            (8)    the amount of net cost savings projected by the Company in good faith to be realized as a result of specified actions taken or initiated during or prior to such period (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (x) such cost savings are reasonably identifiable and factually supportable, (y) such actions are taken no later than 36 months after June 4, 2007 and (z) the aggregate amount of cost savings added pursuant to this clause (8) shall not exceed $150.0 million for any four consecutive quarter period (which adjustments may be incremental to pro forma cost savings adjustments made pursuant to the definition of "Consolidated Interest Coverage Ratio"); and

            (9)    any other non-cash items (other than any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period), minus

          (b)    all non-cash items increasing Consolidated Net Income for such period (other than any such non-cash item to the extent that it will result in the receipt of cash payments in any future period).

Notwithstanding the foregoing clause (a), the provision for taxes and the depreciation, amortization and non-cash items of a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its shareholders.

        "8.125% Notes" means the Company's 8.125% Senior Secured Notes due 2010 issued under the indenture dated as of April 22, 2003, as supplemented, among the Company, the Subsidiary Guarantors and The Bank of New York Trust Company, N.A., as successor trustee, and outstanding on the Issue Date.

        "Equipment Financing Transaction" means any arrangement (together with any Refinancing thereof) with any Person pursuant to which the Company or any Restricted Subsidiary Incurs Debt secured by a Lien on equipment or equipment related property of the Company or any Restricted Subsidiary.

        "Equity Offering" means (a) an underwritten offering of common stock of the Company by the Company pursuant to an effective registration statement under the Securities Act or (b) so long as the Company's common stock is, at the time, listed or quoted on a national securities exchange (as such term is defined in the Exchange Act), an offering of common stock by the Company in a transaction exempt from or not subject to the registration requirements of the Securities Act.

        "Event of Default" has the meaning set forth under "—Events of Default."

        "Exchange Act" means the Securities Exchange Act of 1934.

        "Expansion Capital Expenditure" means any capital expenditure incurred by the Company or any Restricted Subsidiary in developing, relocating, integrating, remodeling and refurbishing a warehouse, distribution center, store or other facility (other than ordinary course maintenance) for carrying on the business of the Company and its Restricted Subsidiaries that the Board of Directors determines in good faith will enhance the income generating ability of the warehouse, distribution center, store or other facility.

        "Fair Market Value" means, with respect to any Property, the price that could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Pressure or compulsion shall not include sales of Property conducted in compliance with the requirements of a regulatory authority in connection with an acquisition or merger permitted by the Indenture. Fair Market Value shall be determined, except as otherwise provided:

          (a)    if such Property has a Fair Market Value equal to or less than $25.0 million, by any Officer of the Company; or

          (b)    if such Property has a Fair Market Value in excess of $25.0 million, by a majority of the Board of Directors and evidenced by a resolution of the Board of Directors, dated within 30 days of the relevant transaction, delivered to the Trustee.

        "Foreign Subsidiary" means any Subsidiary of the Company which (a) is organized under the laws of any jurisdiction outside of the United States, (b) is organized under the laws of Puerto Rico or the U.S. Virgin Islands, (c) has substantially all its operations outside of the United States, (d) has substantially all its operations in Puerto Rico or the U.S. Virgin Islands, or (e) does not own any material assets other than Capital Stock of one or more Subsidiaries of the type described in (a) through (d) above.

        "GAAP" means United States generally accepted accounting principles as in effect on February 12, 2003, including those set forth:

          (a)    in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

          (b)    in the statements and pronouncements of the Financial Accounting Standards Board;

          (c)    in such other statements by such other entity as approved by a significant segment of the accounting profession; and

          (d)    the rules and regulations of the Commission governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the Commission.

        "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

          (a)    to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

          (b)    entered into for the purpose of assuring in any other manner the obligee against loss in respect thereof (in whole or in part);

        provided, however, that the term "Guarantee" shall not include:

            (1)    endorsements for collection or deposit in the ordinary course of business; or

            (2)    a contractual commitment by one Person to invest in another Person for so long as such Investment is reasonably expected to constitute a Permitted Investment under clause (b) of the definition of "Permitted Investment."

        The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any obligation.

        "Hedging Obligation" of any Person means any obligation of such Person pursuant to any Interest Rate Agreement, Currency Exchange Protection Agreement, Commodity Price Protection Agreement or any other similar agreement or arrangement.

        "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or obligation on the balance sheet of such Person (and "Incurrence" and "Incurred" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Debt, becoming Debt shall not be deemed an Incurrence of such Debt; provided further, however, that any Debt or other obligations of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; and provided further, however, that solely for purposes of determining compliance with "—Restrictive Covenants—Limitation on Debt," amortization of debt discount shall not be deemed to be the Incurrence of Debt, provided that in the case of Debt sold at a discount, the amount of such Debt Incurred shall at all times be the aggregate principal amount at Stated Maturity.

        "Independent Financial Advisor" means an investment banking firm of national standing or any third party appraiser of national standing, provided that such firm or appraiser is not an Affiliate of the Company.

        "Intercreditor Agreement" means the Amended and Restated Collateral Trust and Intercreditor Agreement, dated as of June 27, 2001, as amended and restated as of May 28, 2003, as amended as of September 22, 2004, as amended as of September 30, 2005, as amended as of November 8, 2006, as amended as of June 4, 2007, among the Company, the Subsidiary Guarantors, the Second Priority Collateral Trustee, the Senior Collateral Agents and each Second Priority Representative, as the same may be amended, restated, supplemented or otherwise modified from time to time.

        "Interest Rate Agreement" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect against fluctuations in interest rates.

        "Investment" by any Person means any direct or indirect loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person), advance or other extension of credit or capital contribution (by means of transfers of cash or other Property to others or payments for Property or services for the account or use of others, or otherwise) to, or Incurrence of a Guarantee of any obligation of, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person. For purposes of the covenant described under "—Restrictive Covenants—Limitation on Restricted Payments," "—Restrictive Covenants—Designation of Restricted and Unrestricted Subsidiaries" and the definition of "Restricted Payment," "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary of an amount (if positive) equal to:

          (a)    the Company's "Investment" in such Subsidiary at the time of such redesignation;

  less

          (b)    the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation.

        In determining the amount of any Investment made by transfer of any Property other than cash, such Property shall be valued at its Fair Market Value at the time of such Investment.

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by S&P, without regard to outlook.

        "Issue Date" means the date on which the Offered Notes are initially issued.

        "Lien" means, with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any Sale and Leaseback Transaction).

        "Moody's" means Moody's Investors Service, Inc. or any successor to the rating agency business thereof.

        "Net Available Cash" from any Asset Sale means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Debt or other obligations relating to the Property that is the subject of such Asset Sale or received in any other non-cash form), in each case net of:

          (a)    all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale;

          (b)    all payments made on any Debt that is secured by any Property subject to such Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such Property, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale;

          (c)    all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale; and

          (d)    the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the Property disposed in such Asset Sale and retained by the Company or any Restricted Subsidiary after such Asset Sale.

        "Obligors" means the Company, the Subsidiary Guarantors and any other Person who is liable for any of the Secured Obligations.

        "Officer" means the Chief Executive Officer, the President, the Chief Financial Officer, Chief Accounting Officer, Treasurer, Vice President of Financial Accounting or any Executive Vice President of the Company.

        "Officers' Certificate" means a certificate signed by two Officers of the Company, at least one of whom shall be the principal executive officer or principal financial officer of the Company, and delivered to the Trustee.

        "Opinion of Counsel" means a written opinion from legal counsel. The counsel may be an employee of or counsel to the Company.

        "Paying Agent" means any Person authorized by the Company to pay the principal of or interest on any Notes on behalf of the Company.

        "Permitted Holder" means (a) Leonard Green & Partners L.P. or any of its Affiliates and (b) The Jean Coutu Group (PJC) Inc. or any of its Affiliates.

        "Permitted Investment" means any Investment by the Company or a Restricted Subsidiary in:

          (a)    (i) the Company, (ii) any Restricted Subsidiary or (iii) any Person that will, upon the making of such Investment, become a Restricted Subsidiary;

          (b)    any Person if as a result of such Investment such Person is merged or consolidated with or into, or transfers or conveys all or substantially all its Property to, the Company or a Restricted Subsidiary;

          (c)    cash and Temporary Cash Investments;

          (d)    receivables owing to the Company or a Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or such Restricted Subsidiary deems reasonable under the circumstances;

          (e)    payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

          (f)    loans and advances to employees made in the ordinary course of business in accordance with applicable law consistent with past practices of the Company or such Restricted Subsidiary, as the case may be, provided that such loans and advances do not exceed $25.0 million at any one time outstanding;

          (g)    stock, obligations or other securities received in settlement of debts created in the ordinary course of business and owing to the Company or a Restricted Subsidiary or in satisfaction of judgments;

          (h)    any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with the covenant described under "—Restrictive Covenants—Limitation on Asset Sales and Specified Collateral Dispositions;"

          (i)    Hedging Obligations permitted under clause (g), (h) or (i) of the covenant described under "—Restrictive Covenants—Limitation on Debt;"

          (j)    any Person if the Investments are outstanding on the Issue Date and not otherwise described in clauses (a) through (i) above;

          (k)    Investments in Unrestricted Subsidiaries or joint venture entities (including purchasing cooperatives) that do not exceed $15.0 million outstanding at any one time in the aggregate;

          (l)    other Investments that do not exceed $10.0 million outstanding at any one time in the aggregate;

          (m)    Investments in any entity, formed by the Company or a Restricted Subsidiary, organized under Section 501(c)(3) of the Code, that do not exceed an aggregate amount of $10.0 million in any fiscal year; and

          (n)    any assets, Capital Stock or other securities to the extent acquired in exchange for shares of Capital Stock of the Company (other than Disqualified Stock).

        "Permitted Liens" means:

          (a)    Liens to secure Debt permitted to be Incurred under clause (a), (b), (d), (1) or (s) (with respect to clause (d)) of the second paragraph of the covenant described under "—Restrictive Covenants—Limitation on Debt", provided, however, that:

            (i)    if such Debt is Incurred pursuant to such clause (b) (other than pursuant to a Sale and Leaseback Transaction, a Capital Lease Obligation or by a Receivables Entity in a Qualified Receivables Transaction) or clause (1), a second priority Lien (subject to Permitted Liens) upon the Property (if such Property does not otherwise constitute Second Priority Collateral at such time) subject to such Lien is concurrently granted as security for the Notes such that such Property also constitutes Second Priority Collateral subject to the Second Priority Collateral Documents, except to the extent such Property constitutes cash or cash equivalents securing only letter of credit obligations under Credit Facilities following a default under such Credit Facilities, and

            (ii)    if such Debt is Incurred pursuant to such clause (d) or (s) (with respect to clause (d)), a second priority Lien (subject to Permitted Liens) upon the Property subject to such Lien is concurrently granted as security for the Notes such that such Property constitutes Second Priority Collateral subject to the Second Priority Lien and the Notes are secured by such Lien equally and ratably (or prior to) such Debt pursuant to the Second Priority Collateral Documents;

          (b)    Liens to secure Debt permitted to be Incurred under clause (e), (q) or (r) of the second paragraph of the covenant described under "—Restrictive Covenants—Limitation on Debt," provided that any such Lien may not extend to any Property of the Company or any Restricted Subsidiary, other than the Property acquired, developed, constructed or leased with the proceeds of such Debt and any improvements or additions to such Property;

          (c)    Liens for taxes, assessments or governmental charges or levies on the Property of the Company or any Restricted Subsidiary if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision that shall be required in conformity with GAAP shall have been made therefor;

          (d)    Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens and other similar Liens, on the Property of the Company or any Restricted Subsidiary arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due or are being contested in good faith and by appropriate proceedings;

          (e)    Liens on the Property of the Company or any Restricted Subsidiary Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice, in each case which are not Incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property and which do not in the aggregate impair in any material respect the use of Property in the operation of the business of the Company and the Restricted Subsidiaries taken as a whole;

          (f)    Liens on Property at the time the Company or any Restricted Subsidiary acquired such Property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that any such Lien may not extend to any other Property of the Company or any Restricted Subsidiary; provided further, however, that such Liens shall not have been Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Property was acquired by the Company or any Restricted Subsidiary;

          (g)    Liens on the Property of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that any such Lien may not extend to any other Property of the Company or any other Restricted Subsidiary that is not a direct Subsidiary of such Person; provided further, however, that any such Lien was not Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Person became a Restricted Subsidiary;

          (h)    pledges or deposits by the Company or any Restricted Subsidiary under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which the Company or any Restricted Subsidiary is party, or deposits to secure public or statutory obligations of the Company or any Restricted Subsidiary, or deposits for the payment of rent, in each case Incurred in the ordinary course of business;

          (i)    utility easements, building restrictions and such other encumbrances or charges against real Property as are of a nature generally existing with respect to properties of a similar character;

          (j)    Liens arising out of judgments or awards against the Company or a Restricted Subsidiary with respect to which the Company or the Restricted Subsidiary shall then be proceeding with an appeal or other proceeding for review and which do not give rise to an Event of Default;

          (k)    leases or subleases of real property granted by the Company or a Restricted Subsidiary to any other Person in the ordinary course of business and not materially impairing the use of the real property in the operation of the business of the Company or the Restricted Subsidiary;

          (l)    licenses of intellectual property in the ordinary course of business;

          (m)    Liens existing on the Issue Date not otherwise described in clauses (a) through (l) above;

          (n)    Liens on the Property of the Company or any Restricted Subsidiary to secure any Refinancing, in whole or in part, of any Debt secured by Liens referred to in clause (a) (but only to the extent it relates to clause (a) or (d) referred to therein), (b) (other than Liens securing Debt Incurred pursuant to clause (r) referred to therein), (f), (g), or (m) above; provided, however, that (i) in the case of clause (a) or (b) above, the proviso to such clause remains satisfied and (ii) any such Lien shall be limited to all or part of the same Property that secured the original Lien (together with improvements and accessions to such Property) and the aggregate principal amount of Debt that is secured by such Lien shall not be increased to an amount greater than the sum of:

            (A)    the outstanding principal amount, or, if greater, the committed amount, of the Debt secured by Liens described under clause (b) (except as referred to above), (f), (g), or (m) above, as the case may be, at the time the original Lien became a Permitted Lien under the Indenture; and

            (B)    an amount necessary to pay any fees and expenses, including premiums and defeasance costs, incurred by the Company or such Restricted Subsidiary in connection with such Refinancing; and

          (o)    Liens not otherwise permitted by clauses (a) through (n) above encumbering assets that have an aggregate Fair Market Value not in excess of $5.0 million.

        "Permitted Refinancing Debt" means any Debt that Refinances any other Debt, including any successive Refinancings, so long as:

          (a)    such Debt is in an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) not in excess of the sum of:

            (1)    the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding of the Debt being Refinanced; and

            (2)    an amount necessary to pay any fees and expenses, including premiums and defeasance costs, related to such Refinancing;

          (b)    the Average Life of such Debt is equal to or greater than the Average Life of the Debt being Refinanced;

          (c)    the Stated Maturity of such Debt is no earlier than the Stated Maturity of the Debt being Refinanced; and

          (d)    the new Debt shall not be senior in right of payment to the Debt that is being Refinanced;

provided, however, that Permitted Refinancing Debt shall not include: (x) Debt of a Subsidiary that is not a Subsidiary Guarantor that Refinances Debt of the Company or a Subsidiary Guarantor, or

(y) Debt of the Company or a Restricted Subsidiary that Refinances Debt of an Unrestricted Subsidiary.

        "Person" means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of any other class of Capital Stock issued by such Person.

        "Preferred Stock Dividends" means all dividends with respect to Preferred Stock of Restricted Subsidiaries held by Persons other than the Company or a Wholly Owned Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Preferred Stock.

        "pro forma" means, unless the context otherwise requires, with respect to any calculation made or required to be made pursuant to the terms hereof, a calculation performed in accordance with Article 11 of Regulation S-X promulgated under the Securities Act, as interpreted in good faith by the Board of Directors after consultation with the independent certified public accountants of the Company, or otherwise a calculation made in good faith by the Board of Directors after consultation with the independent certified public accountants of the Company, as the case may be.

        "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person. For purposes of any calculation required pursuant to the Indenture, the value of any Property shall be its Fair Market Value.

        "Public Debt" means obligations of the Company or of a Subsidiary Guarantor evidenced by bonds, debentures, notes and similar instruments issued in a manner and pursuant to documentation customary in the market for obligations publicly traded or traded in the high yield bond or other private placement or similar market primarily among financial institutions (other than any such obligations that are traded primarily among commercial banks).

        "Purchase Money Debt" means Debt Incurred to finance the acquisition, development, construction or lease by the Company or a Restricted Subsidiary of Property, including additions and improvements thereto, where the maturity of such Debt does not exceed the anticipated useful life of the Property being financed; provided, however, that such Debt is Incurred within 24 months after the completion of the acquisition, development, construction or lease of such Property by the Company or such Restricted Subsidiary.

        "Qualified Consideration" means, with respect to any Asset Sale (or any other transaction or series of related transactions required to comply with clause (b) of the first paragraph of the covenant described under "—Restrictive Covenants—Limitation on Asset Sales and Specified Collateral Dispositions"), any one or more of (a) cash or cash equivalents, (b) notes or obligations that are converted into cash (to the extent of the cash received) within 180 days of such Asset Sale, (c) equity securities listed on a national securities exchange (as such term is defined in the Exchange Act) and converted into cash (to the extent of the cash received) within 180 days of such Asset Sale, (d) the assumption by the purchaser of liabilities of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) as a result of which the Company and the Restricted Subsidiaries are no longer obligated with respect to such liabilities, (e) Additional Assets or (f) other Property, provided that the aggregate Fair Market Value of all Property received since the Issue Date by the Company and its Restricted Subsidiaries pursuant to Asset Sales (or such other transactions) that is used to determine Qualified Consideration pursuant to this clause (f) does not exceed the greater of $100.0 million and 5% of Total Assets.

        "Qualified Receivables Transaction" means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to:

          (a)    a Receivables Entity (in the case of a transfer by the Company or any of its Subsidiaries); and

          (b)    any other Person (in the case of a transfer by a Receivables Entity),

or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing those accounts receivable, all contracts and all Guarantees or other obligations in respect of those accounts receivable, proceeds of those accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable; provided that:

          (1)    if the transaction involves a transfer of accounts receivable with Fair Market Value equal to or greater than $25.0 million, the Board of Directors shall have determined in good faith that the Qualified Receivables Transaction is economically fair and reasonable to the Company and the Receivables Entity;

          (2)    all sales of accounts receivable and related assets to or by the Receivables Entity are made at Fair Market Value; and

          (3)    the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Board of Directors).

        "Rating Agencies" means Moody's and S&P.

        "Real Estate Financing Transaction" means any arrangement with any Person pursuant to which the Company or any Restricted Subsidiary Incurs Debt secured by a Lien on real property of the Company or any Restricted Subsidiary and related personal property together with any Refinancings thereof.

        "Receivables Entity" means a Wholly Owned Subsidiary of the Company (or another Person formed for the purposes of engaging in a Qualified Receivables Transaction with the Company in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of the Company and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to that business, and (with respect to any Receivables Entity formed after the Issue Date) which is designated by the Board of Directors (as provided below) as a Receivables Entity and:

          (a)    no portion of the Debt or any other obligations (contingent or otherwise) of which:

            (1)    is Guaranteed by the Company or any Subsidiary of the Company (excluding Guarantees of obligations (other than the principal of, and interest on, Debt) pursuant to Standard Securitization Undertakings);

            (2)    is recourse to or obligates the Company or any Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings; or

            (3)    subjects any property or asset of the Company or any Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

          (b)    with which neither the Company nor any Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms which the Company reasonably believes to be no less favorable to the Company or the Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company; and

          (c)    to which neither the Company nor any Subsidiary of the Company has any obligation to maintain or preserve the entity's financial condition or cause the entity to achieve certain levels of operating results other than pursuant to Standard Securitization Undertakings.

        Any designation of this kind by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors giving effect to the designation and an Officers' Certificate certifying that the designation complied with the foregoing conditions. For the avoidance of doubt, Rite Aid Funding I and Rite Aid Funding II are designated Receivables Entities without any further action on the part of the Company.

        "Receivables Facility" means the Receivables Financing Agreement dated as of September 21, 2004 (as such may be further amended, modified, supplemented or Refinanced from time to time), among Rite Aid Funding II, the Investors named therein, the Banks named therein, Citicorp North America Inc., as Program Agent, Rite Aid Headquarters Funding Inc., as Collection Agent, the Originators named therein and JPMorgan Chase Bank, as trustee. For the avoidance of doubt, the Receivables Facility, as in effect on the Issue Date, constitutes a Qualified Receivables Transaction without any further action on behalf of the Company.

        "Refinance" means, in respect of any Debt, to refinance, extend, renew, refund, repay, prepay, repurchase, redeem, defease or retire, or to issue other Debt, in exchange or replacement for, such Debt. "Refinanced" and "Refinancing" shall have correlative meanings.

        "Related Business" means any business that is related, ancillary or complementary to the businesses of the Company and the Restricted Subsidiaries on the Issue Date.

        "Repay" means, in respect of any Debt, to repay, prepay, repurchase, redeem, legally defease or otherwise retire such Debt. "Repayment" and "Repaid" shall have correlative meanings. For purposes of the covenant described under "—Restrictive Covenants—Limitation on Asset Sales and Specified Collateral Dispositions" and the definition of "Consolidated Interest Coverage Ratio," Debt shall be considered to have been Repaid only to the extent the related loan commitment, if any, shall have been permanently reduced in connection therewith.

        "Representatives" means each of the Senior Collateral Agents and the Second Priority Representatives.

        "Restricted Payment" means:

          (a)    any dividend or distribution (whether made in cash, securities or other Property) declared or paid on or with respect to any shares of Capital Stock of the Company or any Restricted Subsidiary (including any payment in connection with any merger or consolidation with or into the Company or any Restricted Subsidiary), except for any dividend or distribution that is made solely to the Company or a Restricted Subsidiary (and, if such Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, to the other shareholders of such Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by the Company or a Restricted Subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis) or any dividend or distribution payable solely in shares of Capital Stock (other than Disqualified Stock) of the Company;

          (b)    the purchase, repurchase, redemption, acquisition or retirement for value of any Capital Stock of the Company or any Restricted Subsidiary (other than from the Company or a Restricted Subsidiary);

          (c)    the purchase, repurchase, redemption, acquisition or retirement for value, prior to the date for any scheduled maturity, sinking fund or amortization or other installment payment, of any Subordinated Obligation (other than the purchase, repurchase or other acquisition of any Subordinated Obligation purchased in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation, in each case due within one year of the date of acquisition);

          (d)    any Investment (other than Permitted Investments) in any Person; or

          (e)    the issuance, sale or other disposition of Capital Stock of any Restricted Subsidiary to a Person other than the Company or another Restricted Subsidiary if the result thereof is that such Restricted Subsidiary shall cease to be a Restricted Subsidiary, in which event the amount of such "Restricted Payment" shall be the Fair Market Value of the remaining interest, if any, in such former Restricted Subsidiary held by the Company and the other Restricted Subsidiaries.

Notwithstanding the foregoing, no payment or other transaction permitted by clause (c) or (f) of the covenant described under "—Certain Covenants—Limitation on Transactions with Affiliates" will be considered a Restricted Payment.

        "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

        "S&P" means Standard & Poor's Ratings Service or any successor to the rating agency business thereof.

        "Sale and Leaseback Transaction" means any direct or indirect arrangement relating to Property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such Property to another Person and the Company or a Restricted Subsidiary leases it from such Person.

        "Second Priority Collateral" means all the "Second Priority Collateral" as defined in any Second Priority Collateral Document and shall also include the mortgaged properties described in the Senior Credit Facility and the proceeds thereof.

        "Second Priority Collateral Documents" means the Second Priority Subsidiary Security Agreement, the Second Priority Subsidiary Guarantee Agreement, the Second Priority Indemnity, Subrogation and Contribution Agreement, the Intercreditor Agreement and each of the mortgages, security agreements and other instruments and documents executed and delivered by any Subsidiary Guarantor pursuant to any of the foregoing for purposes of providing collateral security or credit support for any Second Priority Debt Obligation or obligation under the Second Priority Subsidiary Guarantee Agreement (including, in each case, any schedules, exhibits or annexes thereto), in each case as the same may be amended, restated, supplemented or otherwise modified from time to time.

        "Second Priority Collateral Trustee" means Wilmington Trust Company, in its capacity as collateral trustee under the Intercreditor Agreement and the Second Priority Collateral Documents, and its successors.

        "Second Priority Debt" means the Notes, the 7.5% Notes due 2017 and any other Debt of the Company Guaranteed by the Subsidiary Guarantors pursuant to the Second Priority Subsidiary Guarantee Agreement with such Guarantee secured on a pari passu basis by the Second Priority Collateral; provided, however, that such Debt is permitted to be incurred, secured and guaranteed on such basis by each Senior Debt Document and each Second Priority Debt Document.

        "Second Priority Debt Documents" means (a) with respect to the Notes, the Indenture and the Notes and (b) with respect to any other series, issue or class of Second Priority Debt, the promissory notes, indentures, Collateral Documents or other operative agreements evidencing or governing such

Debt, in each case as the same may be amended, restated, supplemented or otherwise modified from time to time.

        "Second Priority Debt Facility" means the indenture or other governing agreement with respect to any Second Priority Debt.

        "Second Priority Debt Obligations" means, with respect to any series, issue or class of Second Priority Debt, (a) all principal of and interest (including, without limitation, any interest which accrues after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency or reorganization of the Company, whether or not allowed or allowable as a claim in any such proceeding) payable with respect to such Second Priority Debt, (b) all other amounts payable to the related Second Priority Debt Parties under the related Second Priority Debt Documents and (c) any renewals, extensions or Refinancings thereof of the foregoing.

        "Second Priority Debt Parties" means, with respect to any series, issue or class of Second Priority Debt, the holders of such indebtedness from time to time, any trustee or agent therefor under any related Second Priority Debt Documents and the beneficiaries of each indemnification obligation undertaken by the Company or any Obligor under any related Second Priority Debt Documents, but shall not include the Obligors or any controlled Affiliates thereof (unless any such Obligor or controlled Affiliate is a holder of such Second Priority Debt, a trustee or agent therefor or beneficiary of such an indemnification obligation named as such in a Second Priority Debt Document).

        "Second Priority Indemnity, Subrogation and Contribution Agreement" means the Second Priority Indemnity, Subrogation and Contribution Agreement, dated as of June 27, 2001, as amended and restated as of May 28, 2003, among the Company, the Subsidiary Guarantors and the Second Priority Collateral Trustee, as the same may be amended, restated, supplemented or otherwise modified from time to time.

        "Second Priority Instructing Group" means Second Priority Representatives with respect to Second Priority Debt Facilities under which at least a majority of the then aggregate amount of Second Priority Debt Obligations are outstanding.

        "Second Priority Lien" means the liens on the Second Priority Collateral in favor of the Second Priority Debt Parties under the Second Priority Collateral Documents.

        "Second Priority Representative" means, in respect of a Second Priority Debt Facility, the Trustee, and the trustee, administrative agent, security agent or similar agent under each other Second Priority Debt Facility, as the case may be, and each of their successors in such capacities.

        "Second Priority Subsidiary Guarantee Agreement" means the Second Priority Subsidiary Guarantee Agreement, dated as of June 27, 2001, as amended and restated as of May 28, 2003, made by the Subsidiary Guarantors (including any additional Subsidiary Guarantor becoming party thereto after May 28, 2003) in favor of the Second Priority Collateral Trustee for the benefit of the Second Priority Debt Parties, as the same may be amended, restated, supplemented or otherwise modified from time to time.

        "Second Priority Subsidiary Security Agreement" means the Second Priority Subsidiary Security Agreement, dated as of June 27, 2001, as amended and restated as of May 28, 2003, made by the Subsidiary Guarantors (including any additional Subsidiary Guarantor becoming party thereto after May 28, 2003) in favor of the Second Priority Collateral Trustee for the benefit of the Second Priority Debt Parties, as the same may be amended, restated, supplemented or otherwise modified from time to time.

        "Secured Debt" means indebtedness for money borrowed which is secured by a mortgage, pledge, lien, security interest or encumbrance on property of the Company or any Restricted Subsidiary, but shall not include guarantees arising in connection with the sale, discount, guarantee or pledge of notes, chattel mortgages, leases, accounts receivable, trade acceptances and other paper arising, in the ordinary course of business, out of installment or conditional sales to or by, or transactions involving title retention with, distributors, dealers or other customers, of merchandise, equipment or services.

        "Secured Obligations" means the Senior Obligations, the Second Priority Debt Obligations and any other Debt or obligations related to such Debt that is secured by a Lien on any Collateral.

        "Securities Act" means the Securities Act of 1933.

        "Senior Bank" means a "Bank" as defined in the Senior Credit Facility.

        "Senior Bank Obligations" means (a) the principal of each loan made under the Senior Credit Facility, (b) all reimbursement and cash collateralization obligations in respect of letters of credit issued under the Senior Credit Facility, (c) all monetary obligations of the Company or any Subsidiary under each Senior Hedging Agreement (as defined in the Senior Credit Facility) entered into (x) prior to September 30, 2005 with any counterparty that was a Senior Bank (or an Affiliate thereof) on September 30, 2005 or (y) on or after September 30, 2005 with any counterparty that was a Senior Bank (or an Affiliate thereof) at the time such Senior Hedging Agreement was entered into, (d) all interest on the loans, letter of credit reimbursement and other obligations under the Senior Credit Facility or such Senior Hedging Agreements (including, without limitation, any interest which accrues after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency or reorganization of the Company or any Subsidiary Guarantor, whether or not allowed or allowable as a claim in such proceeding), (e) all other amounts payable by the Company under the Senior Debt Documents and (f) all increases, renewals, extensions and refinancings of the foregoing.

        "Senior Bank Parties" means each party to the Senior Credit Facility from time to time other than any Obligor, each counterparty to a Senior Interest Rate Agreement, the beneficiaries of each indemnification obligation undertaken by the Company or any other Obligor under any Senior Debt Document, and the successors and permitted assigns of each of the foregoing.

        "Senior Collateral" means all the "Senior Collateral" as defined in any Senior Collateral Document and shall also include the mortgaged properties described in the Senior Credit Facility and the proceeds thereof.

        "Senior Collateral Agent" means Citicorp North America, Inc., in its capacity as senior collateral processing agent under the Senior Collateral Documents, and its successors.

        "Senior Collateral Documents" means the Senior Mortgages, the Senior Subsidiary Security Agreement, the Senior Subsidiary Guarantee Agreement, the Senior Indemnity, Subrogation and Contribution Agreement, the Intercreditor Agreement and each of the mortgages, security agreements and other instruments and documents executed and delivered by any Subsidiary Guarantor pursuant to any of the foregoing or pursuant to the Senior Credit Facility or any Additional Senior Debt Facility or for purposes of providing collateral security or credit support for any Senior Bank Obligation or Additional Senior Debt Obligation or obligation under the Senior Subsidiary Guarantee Agreement (including, in each case, any schedules, exhibits or annexes thereto), as the same may be amended, restated, supplemented or otherwise modified from time to time.

        "Senior Credit Facility" means the Senior Credit Agreement dated as of June 27, 2001, as amended and restated as of August 4, 2003, as amended and restated as of September 22, 2004, as amended and restated as of September 30, 2005, as amended and restated as of November 8, 2006, as amended and restated as of June 4, 2007 (as may be further amended, modified, supplemented or Refinanced from time to time), among the Company, the Lenders (as defined therein) from time to time party thereto,

Citicorp North America, Inc., as administrative agent and collateral processing agent, Bank of America, N.A., as syndication agent, and JPMorgan Chase Bank, N.A., Wells Fargo Foothill, LLC, and General Electric Capital Corporation, as co-documentation agents.

        "Senior Debt Documents" means (a) the Senior Credit Facility, each "Loan Document" as defined in the Senior Credit Facility, each Senior Interest Rate Agreement and the Senior Collateral Documents and (b) any Additional Senior Debt Documents.

        "Senior Facilities" means the Senior Credit Facility and any Additional Senior Debt Facilities.

        "Senior Indemnity, Subrogation and Contribution Agreement" means the Senior Indemnity, Subrogation and Contribution Agreement, dated as of June 27, 2001 as amended and restated as of May 28, 2003, as further amended and restated as of September 22, 2004 among the Company, the Subsidiary Guarantors (including Subsidiary Guarantors becoming party thereto after June 27, 2001) and the Senior Collateral Agent, as the same may be amended, restated, supplemented or otherwise modified from time to time.

        "Senior Lien" means the liens on the Senior Collateral in favor of the Senior Bank Parties under the Senior Collateral Documents.

        "Senior Mortgages" means the mortgages, deeds of trust, leasehold mortgages, assignments of leases and rents, modifications and other security documents delivered pursuant to the Senior Credit Facility.

        "Senior Obligations" means the Senior Bank Obligations and any Additional Senior Debt Obligations.

        "Senior Secured Parties" means the Senior Bank Parties and any Additional Senior Debt Parties.

        "Senior Subsidiary Guarantee Agreement" means the Senior Subsidiary Guarantee Agreement, made by the Subsidiary Guarantors (including Subsidiary Guarantors that become parties thereto after June 27, 2001) in favor of the Senior Collateral Agents for the benefit of the Senior Secured Parties, as the same may be amended, restated, supplemented or otherwise modified from time to time.

        "Senior Subsidiary Security Agreement" means the Senior Subsidiary Security Agreement, made by the Subsidiary Guarantors (including Subsidiary Guarantors that become parties thereto after June 27, 2001) in favor of the Senior Collateral Agents for the benefit of the Senior Secured Parties, as the same may be amended, restated, supplemented or otherwise modified from time to time.

        "7.5% Notes due 2017" means the Company's 7.5% Senior Secured Notes due 2017 issued under the indenture dated as of February 21, 2007, among the Company, the Subsidiary Guarantors, The Bank of New York Trust Company, N.A., as trustee, and outstanding on the Issue Date.

        "Significant Subsidiary" means any Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

        "Specified Collateral Disposition" means any Collateral Disposition (other than a Collateral Disposition occurring following the occurrence of a Triggering Event) in respect of which all or a portion of the resulting proceeds are required by the terms of any Second Priority Debt Obligations to be used or allocated to Repay such Second Priority Debt Obligations.

        "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by the Company or any Subsidiary of the Company which are customary in an accounts receivable securitization transaction involving a comparable company, including those in the Receivables Facility as in effect on the Issue Date.

        "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

        "Subordinated Obligation" means any Debt of the Company or any Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the Notes or the applicable Subsidiary Guarantee pursuant to a written agreement to that effect.

        "Subsidiary" means, in respect of any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which a majority of the total voting power of the Voting Stock is at the time owned or controlled, directly or indirectly, by:

          (a)    such Person;

          (b)    such Person and one or more Subsidiaries of such Person; or

          (c)    one or more Subsidiaries of such Person.

        "Subsidiary Guarantee" means a Guarantee by a Subsidiary Guarantor of the Company's obligations with respect to the Notes pursuant to the Second Priority Subsidiary Guarantee Agreement or otherwise on the terms set forth in the Indenture.

        "Subsidiary Guarantor" means each Subsidiary that is a party to the Second Priority Subsidiary Guarantee Agreement as of the Issue Date and any other Person that Guarantees the Notes pursuant to the covenant described under "—Restrictive Covenants—Guarantees by Subsidiaries".

        "Temporary Cash Investments" means any of the following:

          (a)    Investments in U.S. Government Obligations maturing within 365 days of the date of acquisition thereof;

          (b)    Investments in time deposit accounts, certificates of deposit, money market deposits maturing within 90 days of the date of acquisition thereof issued by a bank or trust company organized under the laws of the United States of America or any state thereof having capital, surplus and undivided profits aggregating in excess of $500 million and whose long-term debt is rated "A-3" or "A-" or higher according to Moody's or S&P (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act));

          (c)    repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a) entered into with:

            (1)    a bank meeting the qualifications described in clause (b) above; or

            (2)    any primary government securities dealer reporting to the Market Reports Division of the Federal Reserve Bank of New York;

          (d)    Investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America with a rating at the time as of which any Investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act));

          (e)    direct obligations (or certificates representing an ownership interest in such obligations) of any state of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of such state is pledged and which are not callable or redeemable at the issuer's option, provided that:

            (1)    the long-term debt of such state is rated "A-3" or "A-" or higher according to Moody's or S&P (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)); and

            (2)    such obligations mature within 180 days of the date of acquisition thereof; and

          (f)    money market funds at least 95% of the assets of which constitute Temporary Cash Equivalents of the kinds described in clauses (a) through (e) of this definition.

        "Total Assets" means the total assets of the Company and the Restricted Subsidiaries on a consolidated basis determined in accordance with GAAP as shown on the most recent consolidated balance sheet of the Company.

        "Triggering Event" at any time has the meaning set forth in the Intercreditor Agreement.

        "Unrestricted Subsidiary" means:

          (a)    any Subsidiary of the Company that is designated after the Issue Date as an Unrestricted Subsidiary as permitted or required pursuant to the covenant described under "—Restrictive Covenants—Designation of Restricted and Unrestricted Subsidiaries" and is not thereafter redesignated as a Restricted Subsidiary as permitted pursuant thereto; and

          (b)    any Subsidiary of an Unrestricted Subsidiary.

        "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

        "Voting Stock" of any Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

        "Wholly Owned Restricted Subsidiary" means, at any time, a Restricted Subsidiary all the Voting Stock of which (except directors' qualifying shares) is at such time owned, directly or indirectly, by the Company and its other Wholly Owned Subsidiaries.

Book-Entry System

        The Notes will be initially issued in the form of one or more Global Securities registered in the name of The Depository Trust Company ("DTC") or its nominee.

        Upon the issuance of a Global Security, DTC or its nominee will credit the accounts of Persons holding through it with the respective principal amounts of the Notes represented by such Global Security purchased by such Persons in the Offering. Such accounts shall be designated by the underwriters. Ownership of beneficial interests in a Global Security will be limited to Persons that have accounts with DTC ("participants") or Persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in such Global Security other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

        Payment of principal of and interest on Notes represented by a Global Security will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the Notes represented thereby for all purposes under the Indenture. The Company has been advised by DTC that upon receipt of any payment of principal of or interest on any Global Security, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of DTC. Payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

        A Global Security may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC or to DTC. A Global Security is exchangeable for certificated Notes only if:

          (a)    DTC notifies the Company that it is unwilling or unable to continue as a depositary for such Global Security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act;

          (b)    the Company in its discretion at any time determines not to have all the Notes represented by such Global Security; or

          (c)    there shall have occurred and be continuing a Default or an Event of Default with respect to the Notes represented by such Global Security.

        Any Global Security that is exchangeable for certificated Notes pursuant to the preceding sentence will be exchanged for certificated Notes in authorized denominations and registered in such names as DTC or any successor depositary holding such Global Security may direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of DTC or any successor depositary or its nominee In the event that a Global Security becomes exchangeable for certificated Notes,

          (a)    certificated Notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof;

          (b)    payment of principal of, and premium, if any, and interest on, the certificated Notes will be payable, and the transfer of the certificated Notes will be registerable, at the office or agency of the Company maintained for such purposes; and

          (c)    no service charge will be made for any registration of transfer or exchange of the certificated Notes, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

        So long as DTC or any successor depositary for a Global Security, or any nominee, is the registered owner of such Global Security, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Security for all purposes under the Indenture and the Notes. Except as set forth above, owners of beneficial interests in a Global Security will not be entitled to have the Notes represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or holders of any Notes under such Global Security. Accordingly, each Person owning a beneficial interest in a Global Security must rely on the procedures of DTC or any successor depositary, and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the

Indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        DTC has advised the Company that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations some of whom (or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee or the underwriters will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

        The following is a summary of certain material United States federal income tax consequences of the ownership, sale or other disposition of the notes by a holder of the notes on original issuance at the price indicated on the cover of this prospectus supplement. This summary is based upon existing United States federal income tax law, which is subject to change or differing interpretations, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, such as investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers and tax-exempt organizations) or to persons that will hold the notes as a part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, partnerships or U.S. Holders (as defined below) that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ materially from those summarized below. In addition, this summary does not discuss any foreign, state or local tax considerations. This summary is written for investors that will hold their notes as "capital assets" under the Internal Revenue Code of 1986, as amended (the "Code"). Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local and foreign income and other tax consequences of the ownership, sale, conversion or other disposition of the notes.

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of a note that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for United States federal income tax purposes, created in or organized under the law of the United States or any state or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and with respect to which one or more United States persons have the authority to control all substantial decisions of the trust, or (B) that has in effect a valid election under applicable United States Treasury regulations to be treated as a United States person. A beneficial owner of a note that is not a U.S. Holder or a partnership is referred to herein as a "Non-U.S. Holder." If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of notes, the treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A holder of notes that is a partnership and partners in such a partnership are urged to consult their tax advisors about the United States federal income tax consequences of holding and disposing of notes.

U.S. Holders

        Interest Income.    Generally, qualified stated interest (as defined below under "Original Issue Discount") on a note will be taxable to a U.S. Holder as ordinary interest income (in accordance with the holder's regular method of tax accounting) at the time such payments are accrued or received. The stated interest payments on the note are qualified stated interest.

        Original Issue Discount.    The notes will be issued with original issue discount ("OID") for United States federal income tax purposes. The amount of OID on a note will generally equal the excess of the "principal amount" of a note over its "issue price." The "issue price" of a note will equal the first price at which a substantial amount of notes are sold for money, excluding sales to underwriters, placement agents or wholesalers.

        A U.S. Holder will be required to include in taxable income for any particular taxable year the daily portion of the OID described in the preceding paragraph that accrues on the note for each day during the taxable year on which such holder holds the note, whether reporting on the cash or accrual basis of accounting for United States federal income tax purposes. Thus, a U.S. Holder will be required to include OID in income in advance of the receipt of the cash to which such OID is attributable. The daily portion is determined by allocating to each day of an accrual period (generally, the period between interest payments or compounding dates) a pro rata portion of the OID allocable to such accrual period. The amount of OID that will accrue during an accrual period is the product of the "adjusted issue price" of the note at the beginning of the accrual period multiplied by the yield to maturity of the note less the amount of any qualified stated interest allocable to such accrual period. The "adjusted issue price" of a note at the beginning of an accrual period will equal its issue price, increased by the aggregate amount of OID that has accrued on the note in all prior accrual periods, and decreased by any payments made during all prior accrual periods of amounts included in the stated redemption price at maturity of the note.

        A U.S. Holder may elect to treat all interest on a note as OID and calculate the amount includible in gross income under the constant yield method described above. The election is to be made for the taxable year in which a U.S. Holder acquires a note, and may not be revoked without the consent of the Internal Revenue Service. U.S. Holders should consult with their own tax advisors about this election.

        Sale, Exchange, Retirement or Other Disposition of the Notes.    Upon a sale or other taxable disposition of notes, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between the amount realized on the disposition (other than an amount attributable to accrued but unpaid qualified stated interest, which will be taxable as ordinary income to the extent not previously included in income) and the U.S. Holder's adjusted tax basis in such notes. A U.S. Holder's tax basis in a note generally will be equal to the cost of the note to such holder, increased by any OID included in the U.S. Holder's income prior to the disposition of the note (if any) and decreased by any payments received on the note other than qualified stated interest. Any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder's holding period for the notes is more than one year at the time of disposition. For non-corporate U.S. Holders, long-term capital gains generally will be subject to reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.

Non-U.S. Holders

        The following discussion of the U.S. federal income and withholding tax considerations of the purchase, ownership, or disposition of notes by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. For a discussion of certain U.S. federal income tax considerations for Non-U.S. Holders that are engaged in a U.S. trade or business, please see the discussion set forth under the heading "—Income Effectively Connected with a U.S. Trade or Business" below.

        Interest.    All payments of interest (including OID, if any) and principal on the notes made to a Non-U.S. Holder, and any gain realized on a sale or exchange of the notes, will be exempt from United States federal income and withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, (ii) such Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, (iii) such Non-U.S. Holder is not a bank receiving certain types of interest, (iv) the beneficial owner of the notes certifies, under penalties of perjury, to us or our paying agent on Internal Revenue Service Form W-8BEN (or appropriate substitute form) that it is not a United States person and provides its name, address and certain other required information or certain other certification requirements are satisfied and (v) such payments and gain are not effectively connected with such Non-U.S. Holder's conduct of a trade or business in the United States or, in the case of gain recognized by a non-U.S. Holder who is a non-resident alien individual, the individual is not present in the United States for 183 or more days in the taxable year of the disposition.

        If a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% United States federal withholding tax, unless such Non-U.S. Holder provides us with a properly executed (i) Internal Revenue Service Form W-8BEN (or appropriate substitute form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (ii) Internal Revenue Service Form W-8ECI (or appropriate substitute form) stating that interest paid or accrued on the notes is not subject to withholding tax because it is effectively connected with the conduct of a trade or business in the United States.

        Sale, Exchange, Retirement or Other Disposition of the Notes.    Subject to the discussion below concerning backup withholding and except with respect to accrued but unpaid interest, which will be taxable as described above under "—Interest," a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the receipt of payments of principal on a note, or on any gain recognized upon the sale, exchange, retirement or other disposition of a note, unless in the case of gain (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States and, if a treaty applies (and the holder complies with applicable certification and other requirements to claim treaty benefits), is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States or (ii) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met.

        Income Effectively Connected with a United States Trade or Business.    If a Non-U.S. Holder of notes is engaged in a trade or business in the United States, and if interest on the notes, deemed distributions on the notes, or gain realized on the sale, exchange, conversion, or other disposition of the notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder generally will be subject to regular United States federal income tax on such income or gain in the same manner as if the non-U.S. Holder were a U.S. Holder. If the Non-U.S. Holder is eligible for the benefits of an income tax treaty between the United States and the holder's country of residence, any "effectively connected" income or gain generally will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments or interest that are effectively connected with a U.S. trade or business (and, if an income tax treaty applies, attributable to a permanent establishment or fixed base), and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30% withholding tax provided that the holder claims exemption from withholding. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a properly executed IRS Form W-8ECI. In addition, if such a Non-U.S. Holder is a foreign corporation, such holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Information Reporting and Backup Withholding

        U.S. Holders.    Payments of interest on, or the proceeds of the sale or other disposition of, a note are generally subject to information reporting unless the U.S. Holder is an exempt recipient (such as a corporation). Such payments may also be subject to United States federal backup withholding tax at the applicable rate if the recipient of such payment fails to supply a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise fails to establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against that U.S. Holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

        Non-U.S. Holders.    A Non-U.S. Holder may be required to comply with certain certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding tax with respect to our payment of principal and interest on, or the proceeds of the sale or other disposition of, a note. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that Non-U.S. Holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service. In certain circumstances, the name and address of the beneficial owner and the amount of interest paid on a note, as well as the amount, if any, of tax withheld, may be reported to the Internal Revenue Service. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

UNDERWRITING

        Citigroup Global Markets Inc. is acting as sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement between us and the underwriters, dated June 30, 2008, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

Underwriter	Principal amount of notes
Citigroup Global Markets Inc.	$352,500,000
Banc of America Securities LLC.	$117,500,000

Total	$470,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

        The underwriters initially propose to offer some of the notes directly to the public at the applicable public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.5% of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.3% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of the notes may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to such notes that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be made to the public in that relevant member state at any time:

  (i)
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (ii)
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (iii)
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of the notes described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the

Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        The sellers of the notes have not authorized and do not authorize the making of any offer of notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on behalf of the sellers or the underwriters.

        This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Rite Aid
Per note	1.812%

        In connection with the offering, Citigroup Global Markets Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of the notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids for or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our total expenses for this offering will be $1.0 million.

        We expect to deliver the notes against payment for the notes on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the 6th business day following the date of the pricing of the notes. Since trades in the secondary market generally settle in three business days, purchasers who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+6, to specify alternative settlement arrangements to prevent a failed settlement.

        The underwriters or their affiliates have in the past engaged, and may in the future engage in transactions with us, and perform services for us, including commercial banking, financial advisory and investment banking services in the ordinary course of business for which they have received or will receive customary fees and expenses. The underwriters may, from time to time in the future, engage in transactions with and perform services for us in the ordinary course of their business. Citigroup Global Markets Inc. is the joint lead arranger and joint book-runner under our senior secured credit facility, an affiliate of Citigroup Global Markets Inc. is the administrative agent and collateral processing agent under our senior secured credit facility, an affiliate of Banc of America Securities LLC is the syndication agent under our senior secured credit facility and affiliates of the underwriters are lenders under our senior secured credit facility. In connection with these roles, the underwriters and their respective affiliates each received, and will continue to receive, customary fees. It is contemplated that the underwriters will serve as joint lead arrangers and joint book-runners for the Tranche 3 Term Loan, that an affiliate of Citigroup Global Markets Inc. will serve as administrative agent and collateral processing agent for the Tranche 3 Term Loan Facility, that an affiliate of Banc of America Securities LLC will act as syndication agent for the Tranche 3 Term Loan and that affiliates of the underwriters will act as lenders under the Tranche 3 Term Loan.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

        The validity of the notes and the related guarantees offered hereby will be passed upon by Robert B. Sari, our general counsel, and certain other matters will be passed upon for the Company by Skadden, Arps, Slate, Meagher and Flom LLP. The underwriters are being represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Rite Aid Corporation as of March 1, 2008 and March 3, 2007, and for each of the years in the three-year period ended March 1, 2008, and management's report on the effectiveness of internal control over financial reporting as of March 1, 2008, and the related financial statement schedule, incorporated by reference in this prospectus supplement from the Company's Annual Report on Form 10-K for the fiscal year ended March 1, 2008, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of The Jean Coutu Group (PJC) USA, Inc. as of June 2, 2007 and May 27, 2006, and for each of the three years in the period ended June 2, 2007, incorporated by reference in this prospectus supplement from the Company's Current Report on Form 8-K filed with the SEC on September 28, 2007, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to significant transactions with the parent company), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available over the Internet at the SEC's website at http://www.sec.gov and under the heading "Investor Information" on our corporate website at www.riteaid.com. Our common stock is listed on the NYSE under the trading symbol of "RAD." Our reports, proxy statements and other information also can be read at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

INCORPORATION BY REFERENCE

        The SEC allows "incorporation by reference" into this prospectus supplement of information that we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered to be a part of this prospectus supplement and any information filed by us with the SEC subsequent to the date of this prospectus supplement automatically will be deemed to update and supersede this information. We incorporate by reference the following documents which we have filed with the SEC:

  •
  our Annual Report on Form 10-K for the year ended March 1, 2008, which we filed with the SEC on April 29, 2008;

  •
  our Current Reports on Form 8-K, which we filed with the SEC on September 28, 2007 (excluding exhibit 99.2), April 2, 2008, April 14, 2008, April 15, 2008, April 21, 2008, April 28, 2008, May 5, 2008, May 14, 2008, May 21, 2008, May 21, 2008, May 27, 2008, June 2, 2008,

    June 4, 2008, June 11, 2008, June 12, 2008, June 18, 2008, June 18, 2008, June 26, 2008 (to the extent filed), June 26, 2008 (to the extent filed) and June 30, 2008; and

  •
  our Definitive Proxy Statement, which we filed with the SEC on May 21, 2008.

        We incorporate by reference any filings made with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus supplement and before the closing of the offering.

        We will provide to each person, including any beneficial owner, to whom a prospectus supplement is delivered, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus supplement, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus supplement. You should direct requests for documents to:

Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 170115
Attention: Investor Relations
Phone: (717) 761-2633

Prospectus

RITE AID CORPORATION

        The following are types of securities that we may offer, issue and sell from time to time, together or separately:

  •
  debt securities, which may be senior debt securities or subordinated debt securities and may be convertible or non-convertible, as well as secured or unsecured;

  •
  shares of our preferred stock;

  •
  shares of our common stock;

  •
  warrants to purchase debt or equity securities; and

  •
  guarantees of debt securities by some of our subsidiaries.

        In addition, selling stockholders to be named in a prospectus supplement may offer, from time to time, our securities, including the outstanding Series G Cumulative Convertible Pay-In-Kind Preferred Stock and Series H Cumulative Convertible Pay-In-Kind Preferred Stock, and the common stock issuable upon conversion of such preferred stock.

        This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in supplements to this prospectus. Any prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you make your investment decision.

        We may offer and sell these securities through one or more underwriters, dealers and agents, underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers, on a continuous or delayed basis.

        The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering. Our common stock is listed on the New York Stock Exchange under the trading symbol of "RAD." Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

        Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 26, 2008

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may, from time to time, sell any combination of debt securities, preferred stock, common stock, warrants and guarantees of debt securities by some of our subsidiaries, as described in this prospectus, in one or more offerings and selling stockholders to be named in a prospectus supplement may, from time to time, sell our securities in one or more offerings, including the outstanding Series G Cumulative Convertible Pay-In-Kind Preferred Stock and Series H Cumulative Convertible Pay-In-Kind Preferred Stock, and the common stock issuable upon conversion of such preferred stock.

        This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplements may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

        You should rely on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

        You should assume that the information in this prospectus is accurate as of the date of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        References to "Rite Aid," the "Company," "we," "our" and "us" and similar terms mean Rite Aid Corporation and its subsidiaries, unless the context otherwise requires.

        References to "Jean Coutu Group" mean The Jean Coutu Group (PJC) Inc. and its subsidiaries, references to "Jean Coutu USA" mean The Jean Coutu Group (PJC) USA, Inc. and its subsidiaries and references to "Brooks Eckerd" mean the Brooks Eckerd drugstore chain, unless the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available over the Internet at the SEC's website at http://www.sec.gov and under the heading "Investor Information" on our corporate website at www.riteaid.com. Our common stock is listed on the New York Stock Exchange under the trading symbol of "RAD." Our reports, proxy statements and other information also can be read at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

        The SEC allows "incorporation by reference" into this prospectus of information that we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered to be a part of this prospectus and any information filed by us with the SEC subsequent to the date of this prospectus automatically will be deemed to update and supersede this information. We incorporate by reference the following documents which we have filed with the SEC:

  •
  our Annual Report on Form 10-K for the year ended March 1, 2008, which we filed with the SEC on April 29, 2008;

  •
  our Current Reports on Form 8-K, which we filed with the SEC on September 28, 2007 (excluding exhibit 99.2), April 2, 2008, April 14, 2008, April 15, 2008, April 21, 2008, April 28, 2008, May 5, 2008, May 14, 2008, May 21, 2008, May 21, 2008, May 27, 2008, June 2, 2008, June 4, 2008, June 11, 2008, June 12, 2008, June 18, 2008, June 18, 2008 and June 26, 2008 (to the extent filed);

  •
  the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC under the Exchange Act; and

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  our Definitive Proxy Statement, which we filed with the SEC on May 21, 2008.

        We incorporate by reference any filings made with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus and before the termination of the offering.

        We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You should direct requests for documents to:

Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 170115
Attention: Secretary
Phone: (717) 761-2633

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This registration statement, as well as our other public filings incorporated by reference herein, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict," "will" and similar expressions and include references to assumptions and relate to our future prospects, developments and business strategies.

        Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

  •
  our high level of indebtedness;

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  our ability to make interest and principal payments on our debt and satisfy the other covenants contained in our senior secured credit facility and other debt agreements;

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  our ability to improve the operating performance of our existing stores in accordance with our long-term strategy;

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  our ability to realize the benefits of the acquisition of Brooks Eckerd;

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  our ability to hire and retain pharmacists and other store personnel;

  •
  our ability to open or relocate stores according to our real estate development program;

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  the efforts of private and public third party payors to reduce prescription drug reimbursement and encourage mail order;

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  competitive pricing pressures and continued consolidation of the drugstore industry;

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  changes in state or federal legislation or regulations;

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  the outcome of lawsuits and governmental investigations;

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  general economic conditions and inflation, interest rate movements and access to capital; and

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  other risks and uncertainties described from time to time in our filings with the SEC.

        We undertake no obligation to update or revise the forward-looking statements included in this registration statement, whether as a result of new information, future events or otherwise, after the date of this registration statement. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in the sections entitled "Risk Factors" included in our reports that we file with the SEC.

RITE AID CORPORATION

        We are the third-largest retail drugstore chain in the United States based on revenues and number of stores. We operate our drugstores in 31 states across the country and in the District of Columbia. As of March 1, 2008, we operated 5,059 stores. During fiscal 2008, we generated $24.3 billion in revenue.

        In our stores, we sell prescription drugs and a wide assortment of other merchandise, which we call "front end" products. In fiscal 2008, prescription drug sales accounted for 66.7% of our total sales. We believe that our pharmacy operations will continue to represent a significant part of our business due to favorable industry trends, including an aging population, increased life expectancy, the federally funded prescription drug benefit program, the discovery of new and better drug therapies and our ongoing program of purchasing prescription files from independent pharmacies. We offer approximately 26,300 front end products, which accounted for the remaining 33.3% of our total sales in fiscal 2008. Front end products include over-the-counter medications, health and beauty aids, personal care items, cosmetics, household items, beverages, convenience foods, greeting cards, seasonal merchandise and numerous other everyday and convenience products, as well as photo processing. We attempt to distinguish our stores from other national chain drugstores, in part, through our private brands and our strategic alliance with GNC, a leading retailer of vitamin and mineral supplements. We offer approximately 3,000 products under the Rite Aid private brand, which contributed approximately 12.9% of our front end sales in the categories where private brand products were offered in fiscal 2008.

        The overall average size of each store in our chain is approximately 12,400 square feet. The average size of our stores is larger in the western United States. As of March 1, 2008, approximately 56% of our stores are freestanding; approximately 47% of our stores include a drive-thru pharmacy; approximately 62% include one-hour photo shops; and approximately 29% include a GNC store-within-Rite Aid-store.

        Our headquarters are located at 30 Hunter Lane, Camp Hill, Pennsylvania 17011, and our telephone number is (717) 761-2633. Our common stock is listed on the New York Stock Exchange under the trading symbol of "RAD." We were incorporated in 1968 and are a Delaware corporation.

USE OF PROCEEDS

        Unless otherwise set forth in a prospectus supplement, we intend to use the net proceeds of any offering of securities sold for general corporate purposes, repayment or refinancing of debt, capital expenditures and working capital. When a particular series of securities is offered, the prospectus supplement relating to that offering will set forth our intended use of the net proceeds received from the sale of those securities. The net proceeds may be invested temporarily in short-term marketable securities or applied to repay short-term debt until they are used for their stated purpose. The terms of these offerings will be described in further detail in a related prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

        We have calculated the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends in the following table by dividing fixed charges by earnings and the sum of fixed charges and preferred stock dividends by earnings, respectively. For this purpose, earnings include pre-tax income from continuing operations plus fixed charges, before capitalized interest. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, preferred stock dividend requirement and that portion of rental expense which is representative of the interest factor in those rentals.

	Fiscal Year Ended
	March 1, 2008 (52 weeks)	March 3, 2007 (52 weeks)	March 4, 2006 (53 weeks)	February 26, 2005 (52 weeks)	February 28, 2004 (52 weeks)
	(Dollars in thousands)
Fixed charges:
Interest expense	$449,596	$275,219	$277,017	$294,871	$313,498
Interest portion of net rental expense(1)	287,934	195,592	189,756	185,313	184,391

Fixed charges before capitalized interest	737,530	470,811	466,773	480,184	497,889
Capitalized interest	2,069	1,474	934	250	133

Total fixed charges	$739,599	$472,285	$467,707	$480,434	$498,022
Preferred stock dividend requirement(2)	65,066	62,910	65,446	54,194	37,074

Total combined fixed charges and preferred stock dividends	$804,665	$535,195	$533,153	$534,628	$535,096

Earnings:
Income (loss) before income taxes	$(273,499)	$13,582	$43,254	$134,007	$34,584
Fixed charges before capitalized interest	737,530	470,811	466,773	480,184	497,889
Total earnings and fixed charges	$464,031	$484,393	$510,027	$614,191	$532,473

Ratio of earnings to fixed charges(3)	—	1.03	1.09	1.28	1.07
Ratio of earnings to combined fixed charges and preferred stock dividends(4)	—	—	—	1.15	—

Deficiency of earnings to fixed charges	$(275,568)	$—	$—	$—	$—

Deficiency of earnings to combined fixed charges and preferred stock dividends	$(340,634)	$(50,802)	$(23,126)	—	$(2,623)

(1)
The interest portion of net rental expense is estimated to be equal to one-third of the minimum rental expense for the period.

(2)
The preferred stock dividend requirement is computed as the pre-tax earnings that would be required to cover preferred stock dividends.

(3)
For the year ended March 1, 2008 earnings were insufficient to cover fixed charges by approximately $275.6 million.

(4)
For the years ended February 28, 2004, March 4, 2006, March 3, 2007, and March 1, 2008 earnings were insufficient to cover combined fixed charges and preferred stock dividends by approximately $2.6 million, $23.1 million, $50.8 million and $340.6 million, respectively.

DESCRIPTION OF SECURITIES

        This prospectus contains summary descriptions of the debt securities, common stock, preferred stock, warrants and guarantees of debt securities by some of our subsidiaries that we may sell from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the related prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

        The debt securities will either be senior debt securities or subordinated debt securities. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Debt securities may be secured or unsecured. Unless otherwise specified in the applicable prospectus supplement, the trustee under the indentures will be The Bank of New York Trust Company, N.A. The forms of indentures are filed or incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. To the extent that debt securities or related guarantees are secured, the security interest will be granted under and subject to the indenture or supplements thereto, security agreements, pledge agreements, mortgages, intercreditor agreements, lien subordination agreements and other documents as may be necessary. The terms of any security interest will be described in a supplement to this prospectus. We will include in a supplement to this prospectus the specific terms of each series of debt securities being offered, including the terms, if any, on which a series of debt securities may be convertible into or exchangeable for our common stock, preferred stock or other debt securities. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of the indentures and debt securities are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indentures (and any amendments or supplements we may enter into from time to time which are permitted under each indenture) and the debt securities, including the definitions therein of certain terms.

        Unless otherwise specified in a prospectus supplement, the debt securities will be direct obligations of Rite Aid Corporation. The senior debt securities will rank equally with any of our other unsubordinated debt. The subordinated debt securities will be subordinate and junior in right of payment to any unsubordinated indebtedness. In the event of our bankruptcy or insolvency, our secured creditors would have a prior secured claim to any collateral securing the debt owed to them. Certain of the indentures do not limit the aggregate principal amount of debt securities that we may issue and provide that we may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. Unless indicated in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture.

DESCRIPTION OF GUARANTEES OF THE DEBT SECURITIES

        If specified in the applicable prospectus supplement, certain of our subsidiaries will guarantee the debt securities. Guarantees may be secured or unsecured, senior or subordinated. The particular terms of any guarantee will be described in the related prospectus supplement.

DESCRIPTION OF COMMON STOCK

General

        As of the date of this prospectus, we are authorized to issue up to 1.5 billion shares of common stock, par value of $1.00 per share.

        As of June 19, 2008, approximately 844.9 million shares of common stock were issued and outstanding and approximately 186.7 million shares of common stock were issuable upon conversion of convertible preferred stock, convertible debt or upon exercise of stock options.

        Our common stock is listed on the NYSE under the trading symbol of "RAD." American Stock Transfer & Trust Company serves as the transfer agent and registrar of our common stock.

        The following summary is not complete. You should refer to the applicable provisions of our charter and bylaws and to Delaware corporate law for a complete statement of the terms and rights of our common stock.

Dividends

        The holders of our common stock are entitled to receive ratably, from funds legally available for the payment thereof, dividends when and as declared by a resolution of our board of directors, subject to any preferential dividend rights granted to the holders of any outstanding preferred stock.

Voting Rights

        Each holder of our common stock is entitled to one vote for each share held on record on all matters submitted to a vote of our security holders. Except as otherwise provided by law, the holders of our common stock vote as one class. The shares of our common stock do not have cumulative voting rights. As a result, subject to the voting rights of the holders of any shares of our preferred stock, the holders of our common stock entitled to exercise more than 50% of the voting rights in an election of directors can elect 100% of the directors to be elected in a particular year if they choose to do so. In such event, the holders of the remaining common stock voting for the election of directors will not be able to elect any persons to our board of directors.

Rights Upon Liquidation

        In the event of our liquidation or dissolution, holders of our common stock are entitled to share equally in all assets remaining after payment of liabilities and the liquidation preference of any outstanding series of preferred stock.

Other Rights

        Other than as described below under "Stockholder Agreement—Right to Purchase Securities," holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are, and any shares of common stock that we sell in any offering will be, duly authorized, validly issued, fully paid and nonassessable, which means that holders of our common stock will have paid their purchase price in full and we may not require them to pay additional funds.

Anti-Takeover Effects of Delaware Laws and Our Charter and Bylaw Provisions

        Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult: acquisition of us by means of a tender offer; acquisition of control of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors.

        These provisions are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Charter and Bylaw Provisions

        Our certificate of incorporation specifies that our board of directors shall be divided into three classes, as nearly equal in number as possible, and shall consist of not less than three nor more than 15 directors elected for staggered three-year terms. The term of one class of directors expires at each annual meeting of security holders. Our bylaws provide that the number of directors on our board may be fixed by our board only. The number of directors may be increased or decreased by our board only. In the interim period between annual meetings of security holders or of special meetings of security holders, vacancies and newly created directorships may be filled by our board. Any directors so elected will hold office until the next election of the class to which such directors have been elected. Our certificate of incorporation requires that any mergers, consolidations, asset dispositions and other transactions involving a beneficial owner of more than 10% of the voting power of the then-outstanding classes of stock entitled to vote in the election of directors be approved, unless certain conditions are satisfied, by the affirmative vote of the holders of shares representing not less than 75% of the outstanding shares of stock entitled to vote. These special voting requirements do not apply if the transaction is approved by a majority of the Continuing Directors (as defined below) or the consideration offered to our security holders meets specified fair price standards (including related procedural requirements as to the form of consideration and continued payment of dividends). "Continuing Director" as defined in our certificate of incorporation means a member of our board who was not affiliated with a Related Person (as defined below) and was a member of our board prior to the time that the Related Person acquired the last shares of common stock entitling such Related Person to exercise, in the aggregate, in excess of 10% of the total voting power of all classes of voting stock, or any individual, corporation, partnership, person or other entity ("Person") recommended to succeed a Continuing Director by a majority of Continuing Directors. "Related Person," as defined in our certificate of incorporation, means any Person or affiliate or associate of such Person, who has beneficial ownership directly or indirectly of shares of stock of Rite Aid entitling such Person to exercise more than 10% of the total voting power of all classes of voting stock. Under our certificate of incorporation and bylaws, security holders may consent to any action required or permitted to be taken at any meeting of security holders without prior notice or a vote if a written consent or consents, setting forth the action so taken, shall be signed by holders of outstanding stock having not less than the minimum number of votes that would be necessary to take the action at a meeting at which all shares entitled to vote thereon were present and voted.

Other Limitations on Stockholder Actions

        Our certificate of incorporation also provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following: any breach of the director's duty of loyalty to our company or our stockholders; any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law; unlawful payments of dividends or unlawful stock repurchases or redemptions; and any transaction from which the director derived an improper personal benefit.

        Our bylaws also provide that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) arising out of the fact that such person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys' fees, actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests.

Delaware Anti-Takeover Law

        We are subject to Section 203 of the Delaware General Corporation Law. Section 203 prohibits Delaware corporations from engaging in a wide range of specified transactions with any interested stockholder. An interested stockholder is any person, other than the corporation and any of its majority-owned subsidiaries, who owns 15% or more of any class or series of stock entitled to vote generally in the election of directors. Section 203 may tend to deter any potential unfriendly offers or other efforts to obtain control of our company that are not approved by our board of directors. This may deprive the stockholders of opportunities to sell shares of our common stock at prices higher than the prevailing market price.

Stockholder Agreement

        Concurrently with entering into the stock purchase agreement relating to the acquisition from Jean Coutu Group of all the ownership interests of Jean Coutu USA, a wholly owned subsidiary of Jean Coutu Group and the holding company for the Brooks and Eckerd drugstore chains (the "Acquisition"), Rite Aid, Jean Coutu Group and certain Coutu family members entered into a stockholder agreement. The stockholder agreement contains provisions relating to board and board committee composition, corporate governance, stock ownership, stock purchase rights, transfer restrictions, voting arrangements and other matters.

        Board and Board Committee Representation.    The stockholder agreement provides that Jean Coutu Group initially will have the right to designate four members of our board of directors. Thereafter, Jean Coutu Group will have the right to designate a certain number of director nominees for election to our board of directors, taking into account Jean Coutu Group designees then serving in a class or classes of directors whose terms are not yet expiring, subject to Jean Coutu Group's maintenance of specified percentage thresholds of our total voting power.

Percentage of Total Voting Power	Number of Directors/Director Nominees
25% and above	4
17.9%-24.9%	3
10.7%-17.8%	2
5%-10.6%	1

        For so long as Jean Coutu Group is entitled to designate at least two directors, subject to NYSE independence requirements for directors, Jean Coutu Group will have the right to designate one of its designees to each of the Audit, Compensation and Nominating and Governance Committees of our board. In the event that only one of Jean Coutu Group's designees qualifies as an independent director of Rite Aid, that designee will be appointed to one of the three committees and other Jean Coutu Group designees will be provided "observer status" to attend committee meetings (subject to the committees meeting in executive session) of the other two committees.

        Voting Arrangements.    The stockholder agreement provides that for a period of five years after the closing of the Acquisition, Jean Coutu Group agrees to vote its shares for each director nominee recommended by our board of directors. Thereafter, Jean Coutu Group will vote its shares for each

Rite Aid director nominee it designated and, in its discretion, either for each other director nominee recommended by our board of directors or for each other director nominee recommended by our board of directors and for nominees recommended by other persons in the same proportion as votes cast by all other stockholders for those nominees.

        Right to Purchase Securities.    For so long as Jean Coutu Group owns at least 20% of our total voting power, Jean Coutu Group will have the right to purchase securities in future issuances of our voting securities (other than in certain types of issuances described below) to permit Jean Coutu Group to maintain the same percentage of total voting power it held prior to the issuance. These purchase rights will not apply to issuances of our stock in connection with conversions of convertible preferred stock, equity compensation plan awards, acquisitions by Rite Aid, equity-for-debt exchanges and certain other types of issuances. Subject to certain conditions, under circumstances in which Jean Coutu Group is not permitted to purchase voting securities in an issuance of our voting securities, Jean Coutu Group will be permitted to make open market purchases of our common stock in order to maintain the same percentage of total voting power it held prior to the issuance.

        Standstill Restrictions.    For so long as Jean Coutu Group (or any Coutu family stockholder or group of Coutu family stockholders) owns at least 5% of our total voting power and for nine months thereafter, Jean Coutu Group or such Coutu family stockholders or group of Coutu family stockholders will be subject to restrictions on the acquisition of additional voting securities, other than with our consent or through the stock purchase rights discussed above, as well as restrictions on taking certain actions relating to Rite Aid.

        Transfer Restrictions.    For so long as Jean Coutu Group owns 5% or more of the voting power of Rite Aid's securities and for nine months thereafter, Rite Aid voting securities owned by Jean Coutu Group will be subject to restrictions on transfer included in the stockholder agreement, other than transfers in accordance with Rule 144, in a registered public offering, in connection with a pro rata dividend, spinoff or distribution to Jean Coutu Group stockholders and certain other permitted transfers.

        In addition, subject to the foregoing, Jean Coutu Group may not transfer shares to someone who, as a result of the transfer, would own more than 5% of the outstanding shares of our common stock.

        Supermajority Board Approval.    For so long as Jean Coutu Group owns at least 25% of the total voting power of Rite Aid, certain matters will require the approval of two-thirds of our board of directors, including increases in the number of authorized shares, significant issuances of our equity securities, mergers, reorganizations, consolidations or similar business combinations involving Rite Aid, significant asset sales and certain other actions specified in the stockholder agreement.

DESCRIPTION OF PREFERRED STOCK

        Under our amended and restated certificate of incorporation we are authorized to issue up to 20,000,000 shares of preferred stock, par value $1.00 per share, in one or more series. As of June 19, 2008, approximately 1.4 million shares of our Series G preferred stock, approximately 1.4 million shares of our Series H preferred stock, and 2.4 million shares of our Series I preferred stock, were outstanding, respectively.

        Our board of directors has the authority, without further action by our stockholders, to issue shares of our preferred stock in one or more series and may determine, with respect to any such series, the powers, preferences and rights of such series, and its qualifications, limitations and restrictions, including, without limitation:

  •
  the number of shares to constitute such series and the designations thereof;

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  the voting power, if any, of holders of shares of such series and, if voting power is limited, the circumstances under which such holders may be entitled to vote;

  •
  the rate of dividends, if any, and the extent of further participation in dividend distributions, if any, whether dividends shall be cumulative or non-cumulative, and whether the dividends are payable in cash, securities, other property or a combination of the foregoing;

  •
  whether or not such series shall be redeemable, and, if so, the terms and conditions upon which shares of such series shall be redeemable;

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  the extent, if any, to which such series shall have the benefit of any sinking fund provision for the redemption or purchase of shares;

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  the rights, if any, of such series, in the event of our dissolution, liquidation, winding up of our affairs or upon any distribution of our assets; and

  •
  whether or not the shares of such series shall be convertible (including any mandatory conversion provisions), and, if so, the terms and conditions upon which shares of such series shall be convertible.

        You should refer to the prospectus supplement relating to the series of preferred stock being offered for the specific terms of that series, including:

  •
  the title of the series and the number of shares in the series;

  •
  the price at which the preferred stock will be offered;

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  the dividend rate or rates or method of calculating the rates, the dates on which the dividends will be payable, whether or not dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends on the preferred stock being offered will cumulate, whether the dividends are payable in cash, securities, other property or a combination of the foregoing;

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  the voting rights, if any, of the holders of shares of the preferred stock being offered;

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  the provisions for a sinking fund, if any, and the provisions for redemption, if applicable, of the preferred stock being offered;

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  the liquidation preference per share;

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  the terms and conditions, if applicable, upon which the preferred stock being offered will be convertible into our common stock (including any mandatory conversion provisions), or other securities, including the conversion price, or the manner of calculating the conversion price, and the conversion period;

  •
  the terms and conditions, if applicable, upon which the preferred stock being offered will be exchangeable for debt securities, including the exchange price, or the manner of calculating the exchange price, and the exchange period;

  •
  any listing of the preferred stock being offered on any securities exchange;

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  a discussion of any material U.S. federal income tax considerations applicable to the preferred stock being offered;

  •
  the relative ranking and preferences of the preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

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  any limitations on the issuance of any class or series of preferred stock ranking senior or equal to the series of preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

  •
  any limitations on our ability to take certain actions without the consent of a specified number of holders of preferred stock; and

  •
  any additional rights, preferences, qualifications, limitations and restrictions of the series.

        Upon issuance, the shares of preferred stock will be fully paid and nonassessable. Holders of preferred stock will not have any preemptive rights.

Series G Cumulative Convertible Pay-In-Kind Preferred Stock and Series H Cumulative Convertible Pay-In-Kind Preferred Stock

        As of June 19, 2008, there were approximately 1.4 million shares of our Series G Cumulative Convertible Pay-In-Kind Preferred Stock (the "Series G Preferred Stock"), par value $1.00 per share, and approximately 1.4 million shares of our Series H Cumulative Convertible Pay-In-Kind Preferred Stock (the "Series H Preferred Stock" and together with the Series G Preferred Stock, the "Pay-In-Kind Preferred Stock"), par value $1.00 per share, issued and outstanding. We have authorized 2,000,000 shares of Series G Preferred Stock and 2,000,000 shares of Series H Preferred Stock, both of which have a liquidation preference of $100.00 per share, plus an amount equal to the sum of all accumulated and unpaid dividends subject to certain adjustments. The outstanding shares of Series G Preferred Stock and Series H Preferred Stock are duly authorized, validly issued, fully paid and nonassessable. The terms of the Series G Preferred Stock and Series H Preferred Stock are identical in all material respects, except with respect to the dividend rate and the optional redemption provisions. Selling stockholders to be named in a prospectus supplement may offer, from time to time, our securities, including the outstanding Series G Preferred Stock and Series H Preferred Stock, and the common stock issuable upon conversion of such preferred stock.

        Dividends on the Pay-In-Kind Preferred Stock are payable at the annual rate of 7.0% on the Series G Preferred Stock and 6.0% on the Series H Preferred Stock, and are due and payable on a quarterly basis in either cash or additional shares of the same series of preferred stock with an aggregate liquidation preference equal to the amount of the dividend, or a combination of both at our election.

        Each series of Pay-In-Kind Preferred Stock ranks, with respect to dividend rights and distributions upon dissolution, liquidation or winding up, (i) senior to all of our common stock and any other stock of Rite Aid, the terms of which do not expressly provide that such stock ranks senior or on parity with the Pay-In-Kind Preferred Stock, (ii) on parity with the other series of Pay-In-Kind Preferred Stock now outstanding or to be issued in the future, including shares of Pay-In-Kind Preferred Stock issued as dividends, Series I Preferred Stock and any other stock of Rite Aid, the terms of which expressly provide that such stock ranks on parity with the Pay-In-Kind Preferred Stock and (iii) junior to any class of stock of Rite Aid, the terms of which expressly provide that such stock ranks senior to the Pay-In-Kind Preferred Stock.

        We have the right to redeem all or any part of shares of any series of Pay-In-Kind Preferred Stock at a price of 105% of the liquidation preference, plus accrued dividends for the current dividend period. The Series G Preferred Stock may be redeemed at any time and from time to time on and after January 31, 2009 and the Series H Preferred Stock may be redeemed at any time and from time to time on and after January 31, 2010. Any holder of shares of any series of Pay-In-Kind Preferred Stock may convert any such shares which have not been redeemed by us, into shares of our common stock. The number of shares of our common stock issuable upon conversion of each share of Pay-In-Kind Preferred Stock will be determined by dividing the liquidation preference then in effect by 5.50, subject to certain anti-dilution adjustments.

        The holders of shares of Pay-In-Kind Preferred Stock are entitled to vote, together with the holders of our common stock and any other series of preferred stock entitled to vote, as a single class, on all matters submitted to the stockholders of Rite Aid for a vote. The holders of shares of Pay-In-Kind Preferred Stock are entitled to one vote per share of Rite Aid's common stock which is issuable upon conversion of such Pay-In-Kind Preferred Stock, as of the record date for the vote. Additionally, the holders of outstanding shares of each series of Pay-In-Kind Preferred Stock, voting together as a single class, have the right to elect one director to our board of directors.

        We will not, without the approval of the holders of at least a majority of the shares of a particular series of Pay-In-Kind Preferred Stock then outstanding, (1) amend or otherwise alter our restated certificate of incorporation, as amended, or take any action requiring a vote of stockholders, which adversely affects the rights, privileges and preferences of that particular series of Pay-In-Kind Preferred Stock, (2) authorize, create or issue any securities that rank senior to that particular series of Pay-In-Kind Preferred Stock or any security convertible into such a senior security or (3) issue or obligate Rite Aid to issue additional shares of that particular series of Pay-In-Kind Preferred Stock, except as dividends.

        Unless full cumulative dividends on all outstanding shares of a particular series of Pay-In-Kind Preferred Stock for all past dividend periods have been declared and paid or declared and a sufficient sum for the payment thereof set apart, we, or in certain cases, certain subsidiaries of us, may not, subject to certain exceptions, (1) declare or pay dividends on any stock of Rite Aid that ranks junior to that particular series of Pay-In-Kind Preferred Stock, (2) declare or make any distribution on any stock of Rite Aid that ranks junior to that particular series of Pay-In-Kind Preferred Stock or (3) purchase, redeem, acquire or retire for value (including setting apart any monies for such purposes), any stock of Rite Aid that ranks junior to that particular series of Pay-In-Kind Preferred Stock. If and whenever two full quarterly dividends, whether or not consecutive, payable on any series of Pay-In-Kind Preferred Stock are not paid, the number of directors constituting our board of directors will be increased by two and the holders of shares of each of the series of Pay-In-Kind Preferred Stock then outstanding, voting together as a single class, will have the right to elect those additional directors to the board of directors until all accumulated and unpaid dividends on the Pay-In-Kind Preferred Stock total less than two full quarterly dividends payable on such preferred stock, after which time the term of office of each director so elected will terminate and the number of directors will be reduced by two.

Series I Mandatory Convertible Preferred Stock

        In May 2008, we exchanged 2,404,020 shares of our outstanding Series I Mandatory Convertible Preferred Stock (the "Series I Preferred Stock"), par value $1.00 per share, for 14,647,085 shares of our common stock such that, as of the date of this prospectus, there were 2,415,980 shares of Series I Preferred Stock issued and outstanding. We have authorized 5,200,000 shares of Series I Preferred Stock, which have a liquidation preference of $25.00 per share, plus an amount equal to the sum of all accumulated and unpaid dividends subject to certain adjustments. The outstanding shares of Series I Preferred Stock are duly authorized, validly issued, fully paid and nonassessable.

        Dividends on the Series I Preferred Stock are payable at the annual rate of 5.5%, and are due and payable on a quarterly basis in either cash or common stock or a combination of both at our election.

        The Series I Preferred Stock ranks, with respect to dividend rights and distributions upon dissolution, liquidation or winding up, (i) senior to all of our common stock and any other stock of Rite Aid, the terms of which do not expressly provide that such stock ranks senior or on parity with the

Series I Preferred Stock, (ii) on parity with any class of stock of Rite Aid, the terms of which expressly provide that such stock ranks on parity with the Series I Preferred Stock, including our Series G Preferred Stock and Series H Preferred Stock, and (iii) junior to any class of stock of Rite Aid, the terms of which expressly provide that such stock ranks senior to the Series I Preferred Stock.

        All remaining shares of Series I Preferred Stock not previously converted to common stock will automatically convert into shares of common stock on November 17, 2008 at a rate that is dependent upon the adjusted applicable market value (as defined in the Certificate of Designations for the Series I Preferred Stock) of our common stock. If the adjusted applicable market value of our common stock is $5.30 a share or higher at the conversion date, then the Series I Preferred Stock is convertible at a rate of 4.7134 per share of our common stock for every share of Series I Preferred Stock outstanding. If the adjusted applicable market value of our common stock is less than or equal to $4.42 per share at the conversion date, then the Series I Preferred Stock is convertible at a rate of 5.6561 shares of our common stock for every share of Series I Preferred Stock outstanding. If the adjusted applicable market value of our common stock is between $4.42 per share and $5.30 per share at the conversion date, then the Series I Preferred Stock is convertible into common stock at a rate that is between 4.7134 and 5.6561 per share. The holder may convert shares of the Series I Preferred Stock into common stock at any time prior to the mandatory conversion date at the rate of 4.7134 per share. The Series I Preferred Stock is also convertible at our option, but only if the adjusted applicable market value of our common stock exceeds $9.55. If we are subject to a cash acquisition prior to the mandatory conversion date, the holder may elect to convert the shares of Series I Preferred Stock into shares of common stock using a conversion rate set forth in the Certificate of Designations for the Series I Preferred Stock. The holder will also receive a payment equal to the present value of all scheduled dividends through the mandatory conversion date.

        The holders of shares of Series I Preferred Stock are not entitled to any voting rights, except as required by applicable state law. However, we will not, without the approval of the holders of at least a majority of the shares of Series I Preferred Stock then outstanding, (1) amend our restated certificate of incorporation, as amended, if the amendment would alter or change the powers, preferences, privileges or rights of the holders of shares of Series I Preferred Stock so as to materially and adversely affect them or (2) make certain other adjustments with respect to our stock which ranks senior to the Series I Preferred Stock.

        If we do not pay a dividend on a dividend payment date, then, subject to certain exceptions, (1) until all accumulated and unpaid dividends on Series I Preferred Stock for all prior dividend periods are declared and paid, we may not take certain actions with respect to any of our capital stock that ranks junior to the Series I Preferred Stock and (2) we may not redeem, purchase or otherwise acquire any of our capital stock that ranks equally with the Series I Preferred Stock. If and whenever six full quarterly dividends, whether or not consecutive, payable on the Series I Preferred Stock are not paid, the number of directors constituting our board of directors will be increased by two and the holders of the Series I Preferred Stock then outstanding will have a right to elect those additional directors to the board of directors until all accumulated and unpaid dividends on the Series I Preferred Stock have been paid in full, after which time the term of office of each director so elected will terminate and the number of directors will be reduced by two.

DESCRIPTION OF WARRANTS

        We may issue warrants to purchase debt or equity securities. Each warrant will entitle the holder of warrants to purchase for cash the amount of debt or equity securities at the exercise price stated or determinable in the prospectus supplement for the warrants. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

        The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

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  the title of the warrants;

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  the price or prices at which the warrants will be issued;

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  the designation, amount and terms of the securities for which the warrants are exercisable;

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  the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

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  the aggregate number of warrants;

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  any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

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  the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

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  the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable, if applicable;

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  a discussion of any material U.S. federal income tax considerations applicable to the exercise of the warrants;

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  the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

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  the maximum or minimum number of warrants that may be exercised at any time;

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  information with respect to book-entry procedures, if any; and

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  any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

LEGAL MATTERS

        In connection with particular offerings of the securities in the future, and unless otherwise indicated in the applicable prospectus supplement, the validity of those securities will be passed upon for Rite Aid Corporation by Robert B. Sari, our general counsel, or Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Mr. Sari owns shares of our common stock and options exercisable for our common stock.

EXPERTS

        The consolidated financial statements and the related financial statement schedule, incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K, and the effectiveness of Rite Aid Corporation's internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of The Jean Coutu Group (PJC) USA, Inc. as of June 2, 2007 and May 27, 2006, and for each of the three years in the period ended June 2, 2007, incorporated by reference in this prospectus from the Company's Current Report on Form 8-K filed with the SEC on September 28, 2007, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to significant transactions with the parent company), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$470,000,000

Rite Aid Corporation

      10.375% Senior Secured Notes due 2016

PROSPECTUS SUPPLEMENT

June 30, 2008

Citi
Banc of America Securities LLC

QuickLinks

TABLE OF CONTENTS
Prospectus
ABOUT THIS PROSPECTUS SUPPLEMENT
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
SUMMARY
Our Business
Acquisition
Our Strategy
Recent Developments
Refinancing Transactions
The Offering
Summary Historical Consolidated Financial Data
RISK FACTORS
Risks Related to Our Financial Condition
Risks Related to Our Operations
Risks Related to Our Industry
Risks Related to this Offering and the Notes
USE OF PROCEEDS
CAPITALIZATION
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
RITE AID CORPORATION UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS (In thousands, except per share amounts)
  Note 1—Basis of Presentation
  Note 2—Unaudited Pro Forma Adjustments
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF COLLATERAL AND INTERCREDITOR AGREEMENTS
DESCRIPTION OF NOTES
CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
RITE AID CORPORATION
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
DESCRIPTION OF SECURITIES
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF GUARANTEES OF THE DEBT SECURITIES
DESCRIPTION OF COMMON STOCK
DESCRIPTION OF PREFERRED STOCK
DESCRIPTION OF WARRANTS
LEGAL MATTERS
EXPERTS